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REGISTRANT'S NAME Castellum AB

*CURRENT ADDRESS Box 2269, SE-403
14 Gothenburg
Sweden

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**FORMER NAME

MAY 15 2007

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THOMSON FINANCIAL

FILE NO. 82- 4683 FISCAL YEAR 12/31/05

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DAT : 5/9/07



ARLS
12-31-05

CASTELLUM

Annual Report 2005

RECEIVED
MAR 21 2007
OFFICE OF INTERNATIONAL CORPORATE FINANCE — CORPORATION FINANCE


www.castellum.se

Contents

(The audited Directors' Report comprises pages 6-82)

Annual General Meeting

Castellum AB's Annual General Meeting will take place on Thursday March 23, 2006 at 5 pm in Stenhammarsalen, Gothenburg Concert Hall, Götaplatsen in Gothenburg.

Comparisons shown in brackets are made with the corresponding amounts previous year.

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

Year Summary

Castellum is one of the major listed real estate companies in Sweden. The value of the properties amounts to over SEK 20 billions and comprises mainly commercial premises in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland.

Within each of these regions, market areas and sub-markets have been chosen, where sufficient volume for rational management with a strong and clear presence can be achieved. The real estate portfolio is owned and managed by six wholly owned subsidiaries operating under their own names and with focus on availability, everyday consideration and customer-orientated service.

- Rental income for 2005 amounted to SEKm1,907 (SEKm 1,856 previous year).
- Net income after tax for the year amounted to SEKm 1,294 (916), equivalent to SEK 31.56 (22.34) per share.
- Income from property management improved by 11% to SEKm 820 (741), equivalent to SEK 20.00 (18.07) per share.
- The Board proposes a dividend of SEK 10.50 (9.50) per share and a 4:1 share split, by which one old share is replaced by four new shares.

DATA PER SHARE

SEK	2005		2004		2003		2002		2001		2000
Income property management	20.00		18.07		16.29		15.10		13.20		10.62
Change		**+11%**		**+11%**		**+8%**		**+14%**		**+24%**	
Net income after tax	31.56		22.34		10.73		16.00		22.71		16.30
Change		**+41%**		**+108%**		**-33%**		**-30%**		**+39%**	
Dividend (for 2005 proposed)	10.50		9.50		8.50		7.50		6.50		5.50
Change		**+11%**		**+12%**		**+13%**		**+15%**		**+18%**	

CEO's Comments

That satisfied customers, employees and vendors provide a good result and hence satisfied shareholders is a well known fact, but cannot be emphasized enough. Satisfied shareholders also give Castellum the possibility to continue to develop the operations.

Our customers are satisfied, that we can establish in the day-to-day contact with the customers and in the customer surveys conducted such as the Satisfied Customer Index (SCI). Good customer relations have high priority and is something that we constantly strive to improve. Delivering the right product at the right price is not enough, the service around our product – the premises – is becoming more and more important. One must always be open minded for suggestions, give quick response and facilitate day-to-day operations so that the customer can focus on his or her own operations.

In order for the customers to recieve high quality service competent and motivated employees are needed. Castellum's small scale and decentralised organization gives everyone the possibility to take in the entire business process and feel participation and responsibility. This work model creates motivation and has contributed to that 94% of Castellum's employees find the company an attractive employer.

In order to keep a high level of service the co-operation with vendors is important. Castellum has many different vendors stretching from banks and contractors to suppliers of district heating and snow-clearance, which live up to our high stated demands.

Looking at the results 2005 was a good year and the objective of 10% growth was achived. Income from property management was SEKm 820, which is an improvement of 11% compared with previous year. Under the circumstances of a relatively slow growth in the Swedish economy with limited growth in the employment rates, rental income for comparable units has been in principle unchanged. The growth in the result has instead mainly come from lower costs for funding and investments made. However, the net investment of approx. SEKm 900 has had only partial effect on the results since the investments are made gradually during the year.

The demand for properties is continued very high from both Swedish as well as foreign investors. Together with decreasing required yields this have meant increasing property prices also during 2005. According to new accounting principles the properties shall be valued at fair value in the balance sheet and changes in value in the income statement. For Castellum, this has meant an increase in value of over SEKm 900, corresponding to approx. 4%. Net income after deferred tax was SEKm 1,294, which is 41% higher than previous year.

Castellum's balance sheet is remaining strong with a low exposure to risks in both the real estate portfolio as well as the funding. The equity/assets ratio was 42%.

Also for the shareholders 2005 was a good year, the total yield of the Castellum share was 24%. The yield is in line with Real Estate Index Europe, but somewhat lower than the return on the Stockholm Stock Exchange and Real Estate Index Sweden. Notable is that the amount of foreign shareholders has increased to 46% during 2005. The growth in the results 2005 has made it possible to propose an increased dividend of SEK 10.50 per share, an improvement of 11% compared with previous year. In order to promote the share turnover rate a share split of 4:1 is proposed.

Before we leave 2005 behind us I would like to take a moment to thank the previous Chief Executive Officer Lars-Erik Jansson who retired at the year-end. Lars-Erik has had an important part in Castellum's success.

For 2006, my estimate is a continued good demand for premises as the Swedish economy improves and makes a positive developement in net leasing possible. However, an improved net leasing will not have an immediate effect on the results due to the time difference between signing and moving in. Castellum has a great potential in existing vacancies, which amount to almost SEKm 300. The total level of vacancies on the market is on such a level that increased rental levels cannot be foreseen in the short term.

At the beginning of 2006, Castellum had a portfolio of loans totalling over SEK nine billion and an interest rate level of 3.5%, which is 0.8%-units lower than the average interest rate for 2005. Even if an improved Swedish economy will result in higher market interest rates, Castellum's average interest rate for funding will probably be lower during 2006 than during the previous year.

In order to continue to develop the operations and take advantage of the strong financial position it is necessary that properties with development potential are added. Castellum has a large investment capacity and in order to achieve the objective of income growth it is important that the investment rate is high, yet without putting volume before yields.

The net leasing, the interest rates and the investments are thus what will contribute the most to the income growth in 2006. Annual growth in income from property management of 10% is a highly set objective, but it is possible to achieve.

Gothenburg, February 6th 2006

Håkan Hellström
Chief Executive Officer



"With a well functioning strategy, good organization and strong finances I look forward to continue to develop Castellum"

Real Estate Companies
– *a general description*

"Real estate is land, which is divided into properties. A property is bounded either horizontally or both horizontally and vertically".

Property and building

Jordabalken (Code of Land Laws) defines a property: "Real estate is land, which is divided into properties. A property is bounded either horizontally or both horizontally and vertically". On the property there may be one or more buildings. Usually the landowner also owns the buildings, although there are exceptions where the owner of a building does not own the land, but through a site-leasehold has the right to use the property.

A building may be divided into one or more leasehold interest units for rent to customers, or tenants as they are also called. A building designed for many tenants also contains non-rentable space such as entrances and stairwells. The ground surrounding the building may be prepared in a way that it too may be leased out, for example as parking lots.

Lease contracts

Commercial lease contracts (office, retail, warehouse, and industrial premises) have different terms, but usually run for 3-5 years where the period of notice is 9 months. Therefore, the tenant must renegotiate a new lease or provide notice of intent to move out 9 months prior to the lease termination. An owner may only terminate the contract prior to this same nine-month period in order to change conditions since the tenant usually has an indirect "right of tenancy". If the contract is terminated for a change in conditions that the parties cannot agree upon, the question of what the current market conditions are, is submitted to "hyresnämnden", an independent rent tribunal. If neither of the parties terminate the contract, it is extended with unchanged conditions. Lease contracts usually contain a base-rent, i.e. the rental level at the time of signing, and an index clause which provides for a yearly upward adjustment by a certain percentage. The index is either negotiated or based on the change in the consumer price index.

Lease contracts usually contain additions for the tenant's share of the property's total cost for heating/cooling and property tax. Commercial lease contracts are paid quarterly in advance.

A residential contract is a running contract with a 3 month notice for the tenant only. The rental level for residential properties are generally renegotiated each year with "hyresgästföreningen", a tenants' union. The rental levels of companies owned by the municipality act as guidelines in the negotiation. Residential lease contracts are paid in advance on a monthly basis.

Property costs

The owner of the property is typically responsible for all property costs such as heating, cooling, gardening, repairs, maintenance, property tax and administration. As said above, the tenants are charged with their share of heating/cooling and property tax, while the other costs are part of the calculation when the rental level is negotiated.

The tenant normally pays for inner maintenance such as cleaning, electricity and tenant-specific improvements. For warehouse/industrial properties the tenants sometimes pay for heating as well as certain repairs and maintenance themselves.

Financing

In order to acquire and own properties, financing is secured by interest-bearing loans and equity. The ratio between these two is a balance between, on one hand – more loans with higher interest costs and hence higher risk, but a high return on equity, – and on the other hand less loans with lower interest costs and risk, but also a lower return on equity.

Income tax

Sweden has a 28% nominal income tax rate for limited liability companies. Due to the possibility to carry out fiscally accelerated depreciation the company may obtain tax credits so that the tax paid during the time of possession can be calculated to approx. 15%.

Economy (exemple)

A property is acquired for 1,000 with a net operating income (rental income less property costs) of 85 = 8.5% yield. The acquisition is financed by 65% interest bearing loans, with 4.5% interest rate, and 35% equity.

Net operating income 8.5% x 1 000		85
Interest 4.5% x 650		–29
Income before tax		**56**
Tax paid 15%		–8
Cash flow		**48**
Deferred tax		–8
Net income after tax		**40**
Return on equity 350	before tax	16.0%
	cash flow	13.7%
	after tax	11.4%

The final calculation, however, cannot be completed until the property is sold and the change in value and the tax consequences there of are determined.



Droskan 12, Jönköping

Business Concept

Castellum's business concept is to develop and add value to its real estate portfolio, focusing on the best possible earnings and asset growth, by offering customised commercial properties through a strong and clear presence in five Swedish growth regions.

Overall Objectives

Castellum's operations are focused on cash flow and earnings growth, which along with a stable capital structure provide the preconditions for good growth in the company, while at the same time offering shareholders a competitive dividend.

- *The objective is an annual growth in income from property management per share of at least 10% by adding value to properties, increased rental income and cost effective management, and by acquisition and new construction of properties with development potential.*
- *The objective is to report annual investments of at least SEKm 1,000 in properties with potential and sales of properties to which no further value can be added by management of at least SEKm 500 per year.*
- *The objective for the capital structure will be an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.*
- *The objective is to distribute at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general.*

For 2005 all objectives have been achieved, apart from property sales where the outcome is slightly lower than the objective.

Outcome 2005

Growth

+11%

Investments

SEKm 1,357

Sales

SEKm 468

Equity/assets ratio

42%

Interest coverage ratio

315%

Dividend ratio

73%

Strategy for the Real Estate Portfolio

Geography

Castellum's real estate portfolio is located in five Swedish growth regions. Within each of these regions focus is placed on market areas and sub-markets where sufficient volume can be achieved for rational management with a strong and clear presence.

The development of the real estate and rental markets are, both nationally as well as regionally, dependent on the long-term economic growth. The most important prerequisites for economic growth are a young well educated work force moving in, access to good infrastructure and entrepreneurship. To make sure that investments are concentrated to areas within the country with expected high economic growth, Castellum is continuously analyzing the development on the different sub-markets.

Type of property

The real estate portfolio mainly consists of premises for office and retail as well as warehouse, logistics and industrial premises in attractive locations. The properties shall be general and adjustable to suit different types of operations.

The lease portfolio shall have good diversification considering lease durations as well as a large number of tenants in many fields of business.

The remaining residential properties, which potential from a cash flow perspective is considered to be less than for commercial properties, will gradually be disposed off.

Investments

The real estate portfolio shall be continuously enhanced and developed in order to increase occupancy rates, increase rents and improve cash flow.

Development potential shall be added through acquisition of properties which can be developed by the organization and which comply with the company's earnings requirements.

In cases where new construction offers a competitive alternative, Castellum will participate in the new construction of commercial properties, however no major speculative projects, at a rate dictated by demand. The company holds a number of well situated sites with building permission and acquisition of further sites with building permission in attractive locations forms part of the company's strategy.

The objective is that all investments, irrespective of whether they involve work on existing properties, new acquisitions or new construction, shall show a positive cash flow after full interest charge within 12 months, and have the potential for future asset growth.

Sales

Castellum's strategy includes sales of properties to which no further value can be added by the company's organization, or when the calculated future value determined on an earnings basis can be obtained by selling. By sales of properties the growth in value of the real estate portfolio can be realized and new investments can be funded.



Grusbacken 2, Helsingborg

CASTELLUM

Eklandia Fastighets AB

Central, eastern and northern Gothenburg

Harry Sjögren AB

Southern Gothenburg, Mölndal and Borås

BRIGGEN

Malmö, Lund and Helsingborg

BROSTADEN

Stockholm's inner suburbs

ASPHOLMEN FASTIGHETER AB

Örebro, Uppsala and Västerås

Corallen

Värnamo, Jönköping and Växjö

Organization

Castellum's strategy is to manage its properties in a decentralised and small-scale organization with wholly owned subsidiaries. By having local roots the subsidiaries get close relations with the customers and knowledge of their operations and needs. The close customer relations aim for the customer to view Castellum as a natural business partner with whom to discuss current and future needs for premises. The companies also receive good knowledge of the local real estate and rental markets, market changes and business opportunities. Castellum's subsidiaries operate under their own names which strengthen the local identity.

The subsidiaries' organization

Castellum has 6 wholly owned subsidiaries which each have about 30 employees. Each company has a Managing Director, property manager and local facility manager which give a short decision making process and creates a customer oriented and active organization. The facilities managers have the most contact with the customers and are therefore the natural representatives of Castellum. Property management is mainly carried out by own personnel

Purchasing external services

In cases where external services are purchased, high demands are placed on companies used in terms of quality, customer contact, service and environmental awareness. The company possesses decentralised purchasing expertise for negotiations of new construction, extension or refurbishment work. The group does not have its own organization for undertaking contracts.

Measuring and comparing

Castellum actively controls the subsidiaries by measuring and comparing management efficiency and asset growth in the real estate portfolio. Within the group experiences are shared between the companies and specialist expertise can therefore be made available to the whole organisation.

Castellum AB

The parent company is responsible for matters concerning the stock market (such as consolidated reports and stock market information) and the credit market (such as funding and financial risk management) as well as overall IT/IS strategies and personnel matters. The parent company has 13 employees.

The parent company takes part in decisions on major investments, acquisitions and sales of assets by involvement in the Board of the subsidiaries.

Support systems

The application of IT/IS (information technology/ information systems) in the group supports the operations' business objectives and facilitates effective reporting and monitoring of operations. The technological platform is made up of local networks integrated into a group wide network. Castellum uses standard products which provide high security and lower maintenance costs in the long term.

During 2005 the implementation of a new real estate and business system was completed.

With IT/IS-matters works equivalent to 6 full time employees. Castellum's total costs for IT/IS amounts to approx. SEKm 14 per year, equivalent to approx. SEK 75,000 per user.

Employees

Castellum has the objective of being an attractive workplace, which gives the companies the conditions for having skilled and committed employees on all positions. In order to retain and develop the employees' skills ongoing training programs are operated and opportunities are created for internal sharing of experiences. In order to survey the employees' faith in the operations and feeling of work spirit and participation in the results achieved, employees' attitudes should be measured regularly.

Training and sharing of experiences

Committed, skilled and satisfied employees are a prerequisite for obtaining Castellum's objective of satisfied and profitable customers and therefore both internal and external training programs are carried out. For example many group-wide development programs specified for different work categories are held, such as facilities managers and receptionists. The development programs provide, besides increased knowledge, also motivation for continued development work and improved contact among employees within the group.

Beside the group-wide development programs individual competence development takes place when needed.

In order to create the conditions for sharing of experience between the companies, group-wide projects are held with members from all companies. The projects cover topics such as development of efficient premises for a certain target market and property management. Apart from the projects there are fixed groups which are regularly discussing issues in specific areas such as IT and the environment.

Attractive workplace

Recruiting and keeping good employees are important and Castellum is active in a number of areas in order to improve motivation and participation among the employees. The flat organization provides every employee with well defined areas of responsibility with a high level of flexibility within each area, which mean both professional as well as personal development. Castellum works on recruiting within the group in order to improve the employees' opportunities for development. The group is working for equal opportunities on all levels.

The employees' health is important and Castellum works with health issues in co-operation with providers of corporate health services and offers beneficial health insurance.

A bonus program is applied that provides every employee with the opportunity to take part in their respective company's achieved improvement in the results.

Once a year all employees within the Castellum group meet in order to share experiences and strengthen the feeling of group spirit.
The employees' view on Castellum is measured in a survey showing their attitudes towards their own working conditions, the company and its management. Castellum receives high marks in the survey and the employees show great faith in the company and are well familiar with the organisation's objectives and strategies. The survey is completed every other year in order to give time to reflect on and work with the views that come to light.

The group had 186 employees at the year end, of which 37% were women. Employee turnover has been 9% during the year and absence due to illness was 4%.







LEVEL OF EDUCATION


Upper secondary school 59%
University 32%
Compulsory school 9%

AGE DISTRIBUTION - NUMBER OF EMPLOYEES


Number
70
60
50
40
30
20
10
0
-20
20-29
30-39
40-49
50-59
60+
YEARS

DISTRIBUTION OF WORK


Customer relations/ Property management 58%
Management/Finance/ Administration 30%
Marketing/ Leasing 12%

Customers

SATISFIED CUSTOMER INDEX 2005


Index
85
80
75
70
65
60
55
50
Castellum
Industry, average
Indoor climate
Value for money
Environmental concern
Complaints
Premises
Image
Tenant adjustments
Location
Service
Faults

LEASE MATURITY STRUCTURE


Lease value, SEKm (bars)
Number of leases (line)
600
500
400
300
200
100
0
1 200
1 000
800
600
400
200
0
2006
2007
2008
2009
2010
2011+

DISTRIBUTION OF CONTRACTS BY INDUSTRY


Industry, %
35
30
25
20
15
10
5
0
Commercial Goods and Services
Consumer Durables and Services
Information Technology
Public Sector
Health Care
Consumer Staples
Finance and Real Estate
Materials
Telecommunication Services
Energy
Utilities

Good customer relations and satisfied customers are prerequisites for creating long term growth in Castellum. The local subsidiaries shall offer an overall concept satisfying the customer's need for both appropriate premises as well as facility management services creating added value.

Being close to the customer

The local property management organisation provides a natural possibility for planned, frequent meetings with the customer in order to receive information about current and future operations. Thereby Castellum can, in plenty of time, work together with the customer on finding solutions when their needs change. Castellum's flat organizational structure provide a short decision making process and power to act and the customer always knows who to contact when needed. The property managers and the local facility managers work close to the customers and feel great responsibility to offer high quality premises, good personal service, quick answers and responsible actions. This will build up a long-term competitive advantage for Castellum.

Added value

Facility management services create added value and is an important competitive advantage in leasing. Castellum works on matters which will improve the attractiveness of the area where the customer is operating and with issues that can improve and facilitate the customer's day-to-day operations. Examples on measures are coordination in order to improve security within an area, memberships in networks that may lead to business to business-relationships and support with procurement of services such as cleaning and furnishing.

In order to receive further knowledge of what may affect the local rental market the subsidiaries co-operate with municipalities and are active in local networks, such as company associations.

The local companies give out information through customer news letters and web pages on a regular basis.

Satisfied Customer Index

As a basis for continued improvement work, customer attitudes are measured by means of various internal and external surveys. Castellum has for several years participated in the Property Barometer Satisfied Customer Index (SCI). The SCI measures the customers' views on areas such as the premises, location, rent, service and faults. The survey shows that the customers' faith in Castellum is consistently high.

Customer structure

Castellum has a good risk diversification in the lease portfolio. The group has approx. 3,600 commercial contracts, where the single largest contract makes up for 1% of Castellum's total rental income. The commercial contracts distribution among different industries is also good.

Responsible Business

Sustainable development with economic growth, social development and environmental concern is a prerequisite for successful business operations. Castellum view responsible business as a competitive advantage in order to receive greater faith by the customers, enhance the brand and create growth in the company.

The objective is that each and every employee in his or her practice acts on a long-term basis, properly in business relations and has an overall view of the operations. A prerequisite for achieving the objective is committed and skilled employees and good relations to external parties. Castellum has since the company was founded worked on creating a corporate culture with a good work environment where the employees act responsibly. The work is followed up by both employee surveys and customer surveys.

Castellum is active in order to develop and make the regions where the company is present more attractive for both companies operating in the region and for the inhabitants. Examples are engagement in corporate associations and co-operation with universities and municipalities.

Castellum implemented its first environmental policy in 1995 and the values below were prepared in 2000. The UN's Global Compact code of conduct with its ten principles is largely in line with the basic vision and values that Castellum applies with regard to human rights, labour conditions and environmental issues.

Castellum's values

Commercial viability: The reasonable, legitimate demands of various parties must be observed. Actions must be characterised by competence, sound business ethics and acknowledgement of responsibility. Competitive benefits are gained while at the same time treating competitors in a proper way.

Quality and service: Premises are maintained to such a degree that they satisfy promises given and tenants' expectations in terms of service and standards. This is reflected in an attitude that must be characterised by professionalism in contacts with each and every individual.

Laws: Laws and ordinances as well as other applicable rules and regulations must be observed both by employees, tenants and by any supplier/subcontractor engaged.

Discrimination: No employee, tenant or supplier/subcontractor may be discriminated against for reasons of race, skin colour, origin, religion, age, pregnancy or sexual orientation.

Work environment: Work environment means the effect that the work has on employees, from a physical, psychological and social view. The objective is that no one shall be sick by or injured at work. We shall have good leaders creating the preconditions for a work environment where the employees feel work pleasure and comfort, as well as being well informed and committed. All employees shall take part in the work of creating a good work environment.

Safety: There must be the best possible levels of safety in the business itself and in and around the properties.

Social responsibility/benefit: In Castellum's role as a major real estate company, with a focus on commercial properties, the company must be able to offer customised premises for various purposes.



Sesamfröet 1, Mölndal

"Castellum's business shall be run with the least possible impact on the environment and shall use resources sparingly in order to contribute towards achieving a sustainable development".

Responsibility for the environment

Castellum's strategy is to develop the real estate portfolio from a customer perspective with the least possible impact on the environment and use resources sparingly in order to contribute towards achieving a sustainable development. The environmental work is focused on energy consumption, material selection and waste, where Castellum has the largest impact on the environment.

Castellum's environmental work began 10 years ago and is a natural part of day-to-day operations and supported by the senior executives. The environmental work creates more participation among the employees, a higher quality in property management and hence, added value for the customers.

As a confirmation that the work is making progress, Castellum has for 8 years been rated as one of the 50 most environmentally progressive listed companies selected by Robur/Föreningssparbankernas' Environmental Fund. Castellum also receive high remarks in Folksam's Climate index.

Energy

Castellum is working actively towards a lesser use of energy and turning to more environmental adapted energy sources in order to minimise the discharge of carbon dioxide. Through a good support system for reviews, properties can be controlled and compared with others in order to determine where efforts should be made. Examples of measures implemented are adaptation of ventilation to meet users' needs, exchange of control and regulatory systems for heating and ventilation, low energy lighting and motion controlled lighting.

A continuous work is in progress for converting the properties' systems for heating to district heating or other environmental friendly energy sources. During 2005, 6 properties totalling 36 thous. sq.m. have been converted from oil to district heating. In an additional property of 3 thous. sq.m. ground heating/cooling has been installed. Conversion from district heating to ground heating/cooling is on the way for 12 thous. sq.m. on the property "Kristallen", Årsta 74:3, in Uppsala. The conversion is expected to reduce the discharge of carbon dioxide by approx. 230 tons per year. Castellum discharges approx. 19,000 tons of carbon dioxide per year. Heating by ground heating, solar panels and condensing boilers has been installed in a number of properties with good results.

Since 2001, the entire Castellum Group uses only electricity labelled "Hydro power".

DISTRIBUTION OF ENERGY CONSUMPTION FOR HEATING


District heating 83%
Oil 6%
Gas 7%
Electricity 4%

ENERGY AND WATER CONSUMPTION

Not adjusted for degree day	2005	2004	2003
District heating, MWh	145 172	143 565	152 762
Electricity, MWh	103 633	95 129	93 424
Oil, MWh	10 785	11 781	14 091
Gas, MWh	11 572	9 725	8 979
Total, MWh	**271 162**	**260 200**	**269 256**
Water, m3	727 077	765 227	803 445
Lettable area Dec 31, thous. sq.m.	2 651	2 505	2 437

Energy consumption is not directly comparable over the years due to different weather conditions, size of the real estate portfolio and the types of properties it includes.

Environmentally certified properties

An inventory regarding any possible environment or health risk such as hazardous substances, pollution to the ground, radon, moist/mould, OVK (mandatory ventilation control) and operations requiring special permits, has been completed for 79% of the properties, of which approx. 450 thous. sq.m during 2004. The methods used differ between the companies, an example is "Miljöstatus för byggnader". PCB has been confirmed in 28 properties in which measures are taken according to plan and conversion of ozone deteriorating to environmental friendly cooling is going on.

Castellum has no ongoing environmental disputes and the only operation requiring special permit is transportation of fluorescent lamps.

Waste

Construction of systems for on site waste sorting with at least six categories has been completed in 52% of the commercial properties, correspondent to 1,331 thous. sq.m.

Organization and competence development

Castellum has an environmental management system in the form of a group-wide environmental policy, guidelines and overall strategies for a number of environmental areas. The environmental work is performed locally by each subsidiary through annual action plans with objectives and related measures, which are followed up regularly. Each subsidiary has an environmental co-ordinator who co-ordinates and runs the work in cross-functional groups involving all employees. The work is reported at each subsidiary's Board meetings.

The Senior Executives in Castellum have since 1995, when they took the initiative for the environmental adaptation, taken an active role in the work and environmental concern is seen as a prerequisite for achieving the objectives. The environmental work covers all of Castellum's operations. The environmental work is followed up every year by external audits with very good results.

Within the group there is an environmental group with environmental co-ordinators from all companies which meet regularly in order to share experiences and monitor the development taking place in the world at large.

Constantly improving competence is a basic condition in Castellum's organisation where the environmental adaptation work is carried out in a decentralised manner. All employees have received basic training in environmental matters and most employees have also completed training in specific areas such as energy matters and materials selection.

During 2005, a group-wide interactive training program in general environmental knowledge, which took about 5 hours, was completed by all employees.


KALLVATTEN







Co-operation

A prerequisite for success with the environmental adaptation process is active co-operation with customers, suppliers and consultants. Castellum co-operates with suppliers and consultants that work actively with environmental issues themselves and the local subsidiaries work environmentally adapted procurement where the requirements are reviewed every year.

Information about the progress being made, in terms of the environmental work, is important in order to keep customers and other interested parties updated and willing to participate in the work. Information is provided by such means as information meetings, customer visits, customer newsletters and the Internet.

The companies within the Castellum Group collaborate with municipal authorities, universities and company associations for sharing of knowledge and experiences. For example Fastighets AB Brostaden represents Castellum in the Swedish Energy Agency's "Procurement group" which works in order to implement energy efficient techniques available on the market as soon as possible. Harry Sjögren AB is a member of the network "Miljöchefer in Mölndal" and Fastighets AB Brostaden is a member of Byggsektorns kretsloppsråd. Fastighets AB Briggen runs the project "Clean ideas" together with Malmö University in order to improve on site waste sorting and the customers' commitment.

When it comes to energy issues and waste management work is carried out in co-operation with local energy companies and public cleansing departments.

For further information about Castellum's environmental work see www.castellum.se

The Real Estate Portfolio

The Swedish market is characterised by a large number of players with limited market shares. Castellum, which is one of the largest real estate owners in Sweden, has a market share that can be estimated to approximately 1% of the total commercial rental market.


Uppsala
Västerås
Örebro
Stockholm
Gothenburg
Mölndal
Borås
Jönköping
Värnamo
Växjö
Helsingborg
Lund
Malmö
Euroroads

YIELD CENTRAL OFFICES


%
8
7
6
5
4
1997
1998
1999
2000
2001
2002
2003
2004
2005
Gothenburg
Malmö
Stockholm

In Sweden there are almost 3 million properties with a total tax assessment value of SEK 3,600 billions, of which the majority are residential properties. The tax assessment value for properties intended for commercial use (office, retail, warehouse and industrial properties) can be roughly calculated to approx. SEK 800 billion, spread over approx. 200,000 properties. According to available statistics for transactions carried out during the year, the market value amounts to about twice as much, i.e. a market value of SEK 1,500 billions. Of this, Castellum, who is one of the major real estate owners in Sweden, owns approx. SEK 21 billions equivalent to about 1%.

The largest real estate owners in Sweden are, in addition to the listed companies, Swedish and foreign institutional investors and publicly owned companies. In addition, there are a large number of smaller real estate owners, such as smaller real estate and construction companies, the user and private persons. Due to the very scattered ownership without any dominating real estate owner, the competitors differ between the different sub-markets.

The rental market

The rental market, i.e. the market for leasing premises, and its development is closely related to the development of the Swedish economy. With growth in the economy and employment rates, the demand for premises increase. Provided that the supply does not increase more than the demand, the vacancy rates will improve followed by increased rental levels. Continued growth and demand together with low vacancy rates and increasing rental levels makes new construction possible with increasing supply as a consequence. Stagnation in the Swedish economy gives the opposite relation. If the supply increases more than the demand, the vacancies will increase with decreasing rental levels as a result. The magnitude of these cycles dependens on how large the difference is between supply and demand.

The period up to 2001 was charactarised by an increasing demand for premises with decreasing vacancies, increasing rental levels and new construction as a result. The relation is especially significant for the Stockholm market with large increases in rental levels and extensive new construction. The subsequent stagnation, especially in the IT, telecom and financial sectors, decreased demand for premises and particularly the Stockholm market, with large new construction, became unbalanced. This resulted in increasing vacancies as well as decreasing rental levels. Other parts of Sweden, where new construction has been less extensive, have been relatively unaffected regarding vacancies and rental levels.

During 2004 signs of growth showed in the economy and the business environment had a positive development, mainly due to improved efficiency and cost savings and less to increasing employment rates. The growth lead to an increased demand and both terminations of contracts as well as the downward pressure on rental levels began to slow down.

During 2005, the demand has continued to improve and both rental levels as well as vacancy rates have been stabilized.

For 2006 a continued good demand for premises is expected, which will have a positive effect on vacancies in the long-term. However, the vacancy rate is on such a level in large parts of the country that it will probably take time before real growth will be seen in the rental levels.

The real estate market

The real estate market, i.e. the market for buying and selling properties, has during the last couple of years become more and more international with many transactions over national borders. The property prices are mainly based on the net operating income from the properties as well as the buyer's required yield. Even though the net operating income from the properties have been stable during the latest years, the property prices have been increasing. The explanation is a combination of a high demand from both foreign as well as domestic investors, a limited supply and lower required yields. Decreasing required yields is not a Swedish phenomenon, it has also been noticed on the international real estate market.

Turnover on the real estate market has, during 2005, continued to be high. Turnover for the year can be roughly estimated to approx. 5-10% of the total underlying property value.

Castellum's real estate portfolio

Castellum's real estate portfolio is concentrated to a few selected sub-markets where the local subsidiaries have a strong position. Castellum's geographical sub-markets can be characterised as stable, with good prospects for long-term positive growth. The local market conditions, however, do show significant variations even within the individual regions.

On December 31, 2005 Castellum's real estate portfolio comprised 494 properties (492) with a total rental value of SEKm 2,220 (2,130) and a total lettable area of 2,651,000 sq.m. (2,505,000).
The properties fair value at the year-end amounted to SEKm 21,270 (19,449). For properties owned at the year-end the net operating income was SEKm 1 296 (1 264) and changes in value SEKm 861 (571).

The real estate portfolio which consists solely of Swedish properties in 28 (30) of the 290 municipalities in the country as a whole, is located in five growth regions: Greater Gothenburg, the Öresund region, Greater Stockholm, Mälardalen and Western Småland. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of 64% office and retail properties as well as 34% warehouse and industrial properties concentrated to well-located employment areas with good means of communications and services. Castellum's eight remaining residential properties, equal to 1% of the portfolio, are situated in central locations in Gothenburg and Helsingborg.

Investments and sales

During the year, investments for a total of SEKm 1,357 (1,268) and sales for a total of SEKm 468 (494) were made, which exceeded fair value by SEKm 71.

Since 1997, Castellum has made investments of SEK 11.4 billions and sold properties for SEK 4.5 billions. The rental value of the real estate portfolio has during the same period increased from SEK 1,2 billions to SEK 2,2 billions, mainly depending on a larger portfolio but also due to increased rental levels.

Rental development

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 1,071 sq.m. for office/retail and SEK 618 sq.m. for warehouse/industrial premises. Rental levels have in principle remained unchanged compared with previous year. Since 1997 rental levels have improved on average approx. 4% per year, for both office/retail and for warehouse/industrial premises.

During the year almost 700 leases were signed with a total annual value of SEKm 208 (163), while terminated contracts and bankruptcies amounted to SEKm 162 (179). Hence, net leasing for the year was SEKm 46 (–16).

Reports on the development in the local markets may be found in the each regional summary.

LARGER SWEDISH REAL ESTATE COMPANIES

	Fair value, SEKm	Lettable area, thous. sq.m.	Occupancy rate
Castellum	**20 435**	**2 571**	**89%**
Akademiska Hus	37 766	3 276	97%
AP-fastigheter	30 537	2 033	92%
Fabege	26 065	2 014	87%
Hufvudstaden	15 548	407	93%
Kungsleden	19 231	2 642	93%
Norrporten	13 000	1 200	-
Tornet	9 917	1 128	84%
Vasakronan	33 741	1 960	89%
Wallenstam	15 655	1 277	92%
Wihlborgs	7 663	981	90%

Source: Swedish property holdings according to each company's interim report for the third quarter 2005 or web page.

CHANGES IN THE REAL ESTATE PORTFOLIO

	Fair value, SEKm	Number
Real estate portfolio on January 1, 2005	19 449	492
+ Acquisitions	760	27
+ Investments in existing properties	597	–
– Sales	–397	–25
+ Unrealized change in value	861	–
Real estate portfolio on December 31, 2005	21 270	494

GROWTH IN RENTAL VALUE


Rental value, SEKm (bars)
Rental value SEK/sq.m. (line)
2 400
2 000
1 600
1 200
800
400
0
1 200
1 000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004 2005
Office/retail
Warehouse/industrial
Residential

QUARTERLY NET LEASING


SEKm
120
100
80
60
40
20
0
-20
-40
-60
-80
New leases
Terminations
Net leasing, rolling annual value
2000 2001 2002 2003 2004 2005

CASTELLUM'S REAL ESTATE PORTFOLIO 31-12-2005

	No. of properties	Area thous. sq.m.	Fair value SEKm	*Fair value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail											
Greater Gothenburg	69	356	4 049	*11 363*	396	*1 111*	89.4%	354	96	*269*	258
Öresund Region	44	287	4 019	*13 983*	343	*1 192*	89.4%	306	78	*272*	228
Greater Stockholm	37	248	2 489	*10 048*	295	*1 191*	82.5%	243	78	*317*	165
Mälardalen	47	218	1 586	*7 296*	192	*882*	87.9%	169	52	*238*	117
Western Småland	35	186	1 446	*7 766*	162	*871*	92.9%	151	50	*266*	101
Total office/retail	**232**	**1 295**	**13 589**	***10 493***	**1 388**	***1 071***	**88.2%**	**1 223**	**354**	***273***	**869**
Warehouse/industrial											
Greater Gothenburg	82	468	2 625	*5 606*	294	*629*	92.2%	271	59	*127*	212
Öresund Region	39	275	1 523	*5 552*	169	*617*	84.3%	142	36	*133*	106
Greater Stockholm	31	194	1 093	*5 647*	146	*754*	84.2%	123	38	*197*	85
Mälardalen	36	148	623	*4 203*	88	*596*	86.7%	77	22	*145*	55
Western Småland	31	163	565	*3 458*	74	*451*	83.8%	62	13	*78*	49
Total warehouse/industrial	**219**	**1 248**	**6 429**	***5 153***	**771**	***618***	**87.5%**	**675**	**168**	***135***	**507**
Residential											
Gothenburg	6	8	105	*12 388*	8	*985*	99.8%	8	3	*366*	5
Helsingborg	2	17	240	*14 520*	18	*1 058*	99.4%	18	5	*283*	13
Total residential	**8**	**25**	**345**	***13 796***	**26**	***1 033***	**99.5%**	**26**	**8**	***311***	**18**
Total	**459**	**2 568**	**20 363**	***7 930***	**2 185**	***851***	**88.1%**	**1 924**	**530**	***206***	**1 394**
Leasing and property administration									106	*41*	–106
Total after leasing and property administration									**636**	***247***	**1 288**
Development projects	8	83	535	–	35	–	–	20	12	–	8
Undeveloped land	27	–	372	–	–	–	–	–	–	–	–
Total	**494**	**2 651**	**21 270**	–	**2 220**	–	–	**1 944**	**648**	–	**1 296**

The table above relates to the properties owned by Castellum at the end of the year and reflects the income and costs of the properties as if they had been owned during the whole year. The discrepancy between the net operating income of SEKm 1,296 accounted for above and the net operating income of SEKm 1,270 in the income statement is explained by the deduction of the net operating income of SEKm 11 on properties sold during the year, as well as the adjustment of the net operating income of SEKm 37 on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

RENTAL VALUE BY PROPERTY TYPE, EXCL PROJECTS


Office/Retail 64%
Warehouse/ Industrial 35%
Residential 1%

RENTAL VALUE BY REGION, EXCL PROJECTS


Greater Gothenburg 32%
Greater Stockholm 20%
Mälardalen 13%
Öresund Region 24%
Western Småland 11%

PROPERTY RELATED KEY RATIOS

	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	851	859	829	799	747	694
Economic occupancy rate	88.1%	89.6%	90.7%	91.5%	93.0%	92.4%
Property costs, SEK/sq.m.	247	255	246	237	239	228
Net operating income, SEK/sq.m.	502	514	506	494	455	413
Fair value, SEK/sq.m.	7 930	7 706	7 296	7 132	6 681	6 150
Number of properties	494	492	500	508	526	547
Lettable area, thousand sq.m.	2 651	2 505	2 437	2 381	2 338	2 309



Droskan 12, Jönköping

Investments and Sales

Investments of the year

SEKm 1,357

Sales of the year

SEKm 468

Castellum's strategy for growth includes constantly improving and developing the real estate portfolio by acquisitions and investments in refurbishment and extension of existing properties as well as new construction. The investments are made in order to improve cash flow and increase the value of the properties. New development projects are added on an ongoing basis through the acquisition of both properties with development potential and unutilised building permissions.

During 2005, Castellum invested a total of SEKm 1,357, of which SEKm 760 were acquisitions and SEKm 597 were investments in existing properties. Castellum completed major projects for a total value of over SEKm 300 and has ongoing projects for a total value of SEKm 900, of which the outstanding investment volume amounts to approx. SEKm 450.

Castellum's project portfolio contains good risk exposure with many projects in several locations and with a large number of tenants in several different sectors.

During the year, 25 properties have been sold for a total sales price of SEKm 468, which exceeded fair value by SEKm 71.

INVESTMENTS AND SALES BY YEAR


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
2 000
1 500
1 000
500
0
-500
-1 000
1997
1998
1999
2000
2001
2002
2003
2004
2005

INVESTMENTS AND SALES BY REGION


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
600
500
400
300
200
100
0
-100
-200
-300
Greater Gothenburg
Öresund Region
Greater Stockholm
Mälardalen
Western Småland

Investments

Greater Gothenburg

In Gothenburg, Castellum acquired the industrial property Arendal 764:130 and the office property Arendal 764:394, 32,700 sq.m. in total, in the beginning of April for a total of SEKm 136. One of the properties was fully let at the time of acquisition while the economic occupancy rate for the other one was approx. 85%. Both of the properties are attractive sites close to the harbour.

At the end of the year Castellum acquired the industrial properties Snödroppen 8 och Cedern 9 etc. in Borås with a total of 14,800 sq.m. in one transaction for a total of SEKm 62. The properties are about the same size but Snödroppen also holds an unutilized building permission of 8,000 sq.m. The economic occupancy rate at the time of acquisition was 85%.

In the Åbro-area in Mölndal, Castellum acquired the office property Sesamfröet 1 with a lettable area of 4,700 sq.m. for SEKm 36 during the year. The property which was acquired unlet also holds an unutilized building permission of approx. 4 000 sq.m.

In Kungsbacka, the warehouse and industrial property Hede 3:127 was acquired for SEKm 23. The property is 4,000 sq.m. and was at the time of acquisition unlet.

During the end 2005, the investment on the existing property Skår 58:1 in Gothenburg was completed. The investment amounted to SEKm 72 and comprised an extension of a garage and storage of 4,700 sq.m. but also refurbishment of existing office premises. The property is fully let.

On the property Högsbo 20:22, in Gothenburg, Castellum completed an investment of SEKm 13 in modernization of office premises including a new system for ventilation and cooling.

In the area Lackarebäck in Mölndal, Castellum has in an enhancement project modernized earlier worn down office and warehouse premises on the property Tulpanen 1. The investment totalled SEKm 13.

Close to the Port of Gothenburg, on the property Arendal 1:13, Castellum is constructing a modern and flexible warehouse and logistics building of 27,000 sq.m. with 25 dockning stations. The investment, including acquisition of land, amounts to SEKm 157. The building is expected to be completed during the third quarter of 2006 and will then be fully let.

In the central office building Nordstaden 2:16 extensive refurbishment and modernization of existing office premises is under way and to some degree also profiling of the property with a new entrance. The investment is expected to total SEKm 82 and will be completed during the third quarter of 2006. The property's office premises will then be fully let while planned retail premises on the ground floor are unlet and will be refurbished as soon as contracts are signed.

Öresund Region

In Helsingborg, Castellum acquired in March the two industrial properties Grusbacken 2 and Grusplanen 3 with a total lettable area of 16,000 sq.m. for a total of SEKm 73. Both properties are fully let. On one of the properties an extension for SEKm 20 has been completed.

During 2005, Castellum acquired the unlet commercial property Benkammen 6 in Malmö with a lettable area of 14,300 sq.m. for SEKm 77. Around 1,500 sq.m. are office premises and the remainder are warehouse and production premises. The property are well situated in Fosie industrial estate, an area where the company already owns a number of properties.

In Malmö, the property Stillman 10 was acquired in the beginning of the year. A smaller commercial property of 1,800 sq.m. acquired for SEKm 9. The property consisting of office and industrial premises is fully let and situated in an area where the company already owns properties.

On the property Traktorn 2 in Lund a refurbishment project including adjustments of the layout in order to suit many tennants such as a new stair-well, new elevator and entrances was completed during the year. The investment amounted to SEKm 11.

In central Lund, on the property Sankt Clemens 22 adjacent to the shopping gallery Carl Werner Castellum has decided to invest SEKm 32 in extensions and refurbishment of 3,300 sq.m. retail premises. The investment is expected to be completed during the third quarter of 2006.

On the property Kulan 1 in Helsingborg new construction of a warehouse building of 3,300 kvm is on the way for an existing tennant. The investment amounting to SEKm 28 is expected to be completed during the first quarter of 2006.

In Malmö, an investment is on the way regarding an enhancement project of office and warehouse premises on the property Kampen 25. The investment is expected to be completed during the first quarter of 2006 and amounts to SEKm 23.

In Malmö, Castellum has started an investment estimated to SEKm 20 on the property Lybeck 10. The investment, which comprises a new set of beams for the roof is expected to be completed at the turn of the half-year of 2006.

Greater Stockholm

In the area Mariehäll in Bromma, Castellum has increased the presence by the acquisition of the industrial property Betongblandaren 10 for SEKm 68. The property comprising 14,900 sq.m. was acquired partly vacant.

During the end of 2005, Castellum acquired the office and retail property Ringpärmen 3, with a lettable area of 4,200 sq.m. for SEKm 24. The property located in Sollentuna was acquired vacant.



Arendal 764:394, Gothenburg



Cedern 9, Borås



Sesamfröet 1, Mölndal



Grusbacken 2, Helsingborg

LARGER PROPERTY ACQUISIONS 2005

	SEKm
Tunbytorp, Västerås	212
Arendal 764:130, Gothenburg	90
Benkammen 6, Malmö	77
Grusbacken 2, Grusplanen 3, Helsingborg	73
Betongblandaren 10, Stockholm	68
Arendal 764:394, Gothenburg	46
Snödroppen 8, Borås	43
Sesamfröet 1, Mölndal	36
Ringpärmen 3, Sollentuna	24
Hede 3:127, Kungsbacka	23

LARGER COMPLETED PROJECTS 2005

	up to 2005, SEKm
Skår 58:1, Gothenburg	72
Boländerna 30:2, Uppsala	47
Krista 1, Västerås	25
Grusbacken 3, Helsingborg	20
Högsbo 20:22, Gothenburg	13
Tulpanen 1, Mölndal	13
Vägporten 5, Jönköping	12
Tjurhornet 15, Stockholm	12
Traktorn 2, Lund	11
Elektra 3, Stockholm	11

LARGER ONGOING PROJECTS 2005

	up to 2005	2006+	To be completed
Arendal 1:13, Gothenburg	48	80	Quarter 3, 2006
Visiret 2, Stockholm	42	56	Quarter 3, 2006
Nordstaden 2:16, Gothenburg	27	55	Quarter 3, 2006
Dragarbrunn 16:2, Uppsala	20	55	During 2007
Svetsaren 6, Örebro	2	46	Quarter 4, 2006
St Clemens 22, Lund	8	24	Quarter 3, 2006
Kulan 1, Helsingborg	22	6	Quarter 1, 2006
Tidskriften 2, Sollentuna	8	15	Quarter 4, 2006
Kampen 25, Malmö	14	9	Quarter 1, 2006
Lybeck 10, Malmö	7	13	Quarter 2, 2006

In Västberga in northern Stockholm Castellum has invested SEKm 11 on the property Elektra 3. The investment included conversion of warehouse premises to retail and office premises, construction of a new entrance and improved heating and ventilation. The investment was refurbishment for existing tenants and the property is fully let.

On the property Tjurhornet 15 in Stockholm Castellum has completed an investment of SEKm 12 during the year. The investment includes enhancement of office premises and new elevators in the building.

In Smista Park, in Huddinge in Stockholm, on the property Visiret 2, new construction of a full service facility for sale of cars is on the way. The invesment estimated to SEKm 98 will be completed during the third quarter of 2006. The property will then be fully let.

In Sollentuna conversion of previous warehouse premises on the property Tidskriften 2 to retail premises is on the way. The investment of SEKm 23 which also includes new construction of a cold storage is expected to be completed during the fourth quarter of 2006.

Mälardalen

In the area Tunbytorp in Västerås Castellum acquired in one transaction 13 commercial properties, 45,500 sq.m. in total, for a total of SEKm 212. Four of the acquired properties are office and retail properties totalling 16,000 sq.m. which were acquired for SEKm 92. The remaining nine properties are warehouse and industrial properties of 29,500 sq.m. which were aquired for SEKm 120. The properties are in priniciple fully let.

In Uppsala the transformation of the vacant parts of the property Boländerna 30:2 was completed. The investment involved conversion of approx. 7,000 sq.m. logistics premises into premises for retail of consumer durables. The investment of SEKm 47 Mkr also included a new glass entrance in order to show the property's new profile.

In the area Väster Hacksta in Västerås, on the property Krista 1 a new construction of an industrial building with some office premises totalling 2,900 sq.m. was completed for SEKm 25. The property is fully let.

In the Aspholmen area in Örebro, Castellum is constructing an office building of 3,700 sq.m. on the property Svetsaren 6. The investment is expected to total SEKm 48 and will be completed at the end of 2006. The property will be constructed with a system for ground heating and cooling and will be fully let.

In the combined office and retail property Dragarbrunn 16:2 in central Uppsala a complete refurbishment project is on the way of the property's office and retail premises. The investment which will be completed in stages and total SEKm 75 Mkr will run until 2007.

In Uppsala an investment of SEKm 13 is on the way on the property Årsta 72:3. The investment which comprises refurbishment and modernization of the property's office and industrial premises is expected



Arendal 1:13, Gothenburg

to be completed at the turn of the half-year of 2006. The property will be in principle fully let.

Western Småland

In Värnamo Castellum has during 2005 acquired the two industirial properties Yxan 3 and Yxan 4 with a total lettable area of 3,200 sq.m. for SEKm 12. The properties which are fully let are situated in Norregård industrial estate where the company already owns one property in the same block.

In Jönköping Castellum invested SEKm 12 on the property Vägporten 5. The property's previous worn down industrial premises were converted into office and retail premises. The property will after the investment be in principle fully let.

Sales

Greater Gothenburg

Castellum has during 2005 sold 12 properties in Greater Gothenburg for at total of SEKm 268, which by SEKm 34 exceeded fair value. Of the sales 9 were residential properties in central and eastern Gotheburg which were sold for SEKm 216, which by SEKm 30 exceeded fair value. All residential properties were sold to tenant-owners' associations. Further, Castellum has sold 3 warehouse and industrial properties of which one in Mölndal, one in Gothenburg and one in Kungälv. The total sales price amounted to SEKm 52, which by SEKm 4 exceeded fair value.

Öresund Region

In the Öresund region, Castellum has during 2005 sold 7 properties for a total of SEKm 159, which by SEKm 38 exceeded fair value.
Of the sales 6 were residential properties in Helsingborg sold for a total of SEKm 153, which by SEKm 38 exceeded fair value. All residential properties were sold to tenant-owners' associations. Further, Castellum has sold one warehouse and industrial property in Lund for SEKm 6, which equaled fair value.

Greater Stockholm

Castellum has during 2005 sold part of a property with undeveloped land in Greater Stockholm for SEKm 1, which by SEKm 1 Mkr exceeded fair value.

Mälardalen

During the year Castellum has sold 2 commercial properties in Mälardalen for SEKm 16, which by SEKm 1 exceeded fair value. Castellum's last remaining property in Köping, an office property, was sold for SEKm 12, which equaled fair value. In Märsta a smaller industrial property was sold for SEKm 4, which by SEKm 1 exceeded fair value.

Western Småland

Castellum has during the year sold 4 properties in Western Småland for a total of SEKm 24, which was SEKm 3 below fair value. Of the sales one was an industrial property in Värnamo sold for SEKm 12, which equaled fair value. In accordance with the company's strategy to focus the operations in Western Småland to a few selected markets, Castellum has sold one last remaining industrial property in Alvesta, two properties of undeveloped land and part of an industrial property in Gnosjö for SEKm 12, which was SEKm 3 below fair value.



Benkammen 6, Malmö



Visiret 2, Stockholm



Tunbytorp 19, Västerås


SOLD

Vasastaden 17:2, Gothenburg

Greater Gothenburg

The real estate portfolio in Greater Gothenburg, which mainly is located in Gothenburg, Mölndal and Borås, is equivalent to 32% of Castellum's total real estate holdings.


Alingsås
Gothenburg
Mölndal
Borås
Kungsbacka
Euroroads

MARKET RENTS (INCL. HEATING)

	GOTHENBURG	MÖLNDAL	BORÅS
Office			
Central	1 200–2 300	900–1 400	800–1 000
Working area	650 –1 250	500–1 000	400–800
Retail			
Central	3 000–7 200	1 200–2 500	1 500–2 500
Working area	800–3 600	500–1 500	500–1 200
Warehouse/industrial			
Well-situated	450–850	450–850	350–600

YIELD AT SALES

	GOTHENBURG	MÖLNDAL	BORÅS
Office			
Central	6.0%–7.0%	6.5%–8.0%	7.5%–8.5%
Working area	6.5%–8.0%	7.0%–9.0%	8.5%–11.0%
Retail			
Central	6.0%–7.5%	6.0%–8.0%	7.0%–8.0%
Working area	6.5%–8.0%	6.5%–9.0%	8.0%–10.0%
Warehouse/industrial			
Well-situated	7.0%–9.5%	7.5%–9.0%	8.5%–10.0%

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thous. sq.m.	Fair value SEKm	Rental value SEKm	Percentage of value
Office/retail	356	4 049	396	57%
Warehouse/industrial	468	2 625	294	42%
Residential	8	105	8	1%
Total	**832**	**6 779**	**698**	**100%**
Projects and land	27	177	0	-
Total	**859**	**6 956**	**698**	-

The Gothenburg region, with just under one million inhabitants, and a central location between Copenhagen, Oslo and Stockholm, makes up a geographical centre within Scandinavia. The region, which has a long and successful tradition of industry and commerce, has broadened the economy by the growth of knowledge-based high-tech companies. The Gothenburg region has also developed into a meeting ground for various fairs.

Gothenburg and Mölndal

Gothenburg is the nation's second largest municipality with a population of almost 500,000 people and Mölndal with approx. 60,000 inhabitants is the nation's 36th largest municipality. In the area, which for many years has experienced a positive population growth, the level of education is higher than the national average and the University and Colleges of Gothenburg hold over 40,000 students.

The infrastructure in the region is well developed with the largest harbour in Scandinavia, Landvetter airport and the major highways E6, E20. The Åbro area in Mölndal form, together with Högsbo/Sisjön in the municipality of Gothenburg, Sweden's largest area of trade and industry.

The industry in Gothenburg is extensive and spreads over many fields of business. Industry, trade, and transportation have historically been the most significant fields. In Mölndal the business structure is dominated by electronics, pharmaceuticals, medical technology and hygiene products.

Borås

Borås is located about 60 kilometres east of Gothenburg and is, with its 100,000 inhabitants, Sweden's 13th largest municipality.

The nearness to Landvetter airport, between Gothenburg and Borås, together with the motorway to Gothenburg form the centre of Borås' infrastructure.

Borås was for a long time the centre of the Swedish textile and clothing industry, but it has turned towards being a centre for trade.

The rental market

Greater Gothenburg has for a number of years shown a relatively stable economic growth and most of the limited new construction projects have been met by the existing demand. Even though the demand previously slowed down in some areas, both vacancy rates as well as rental levels have remained relatively stable. During 2005, an improved demand has been noticed for office premises, while the demand for warehouse, logistics and retail premises has remained strong.

The general vacancies for the region are estimated to 10-15% for offices, 5-10% for industrial and warehouse, while insignificant for retail premises.

The real estate market

The interest for investing in properties in the region is still strong and a number of larger transactions have been made during the recent years. A continued interest for the region and a stable rental market in combination with lower required yields have lead to increasing prices of properties also during 2005.

Castellum's real estate portfolio

Castellum's real estate portfolio in Gothenburg comprises 172 properties with a total area of 859,000 sq.m. and a fair value of SEKm 6,956. For properties owned at the year-end net operating income was SEKm 442 and changes in value SEKm 318. Of the rental value of SEKm 698, excl. development projects and land, office and retail properties account for 57%, warehouse and industrial 42% and residential 1%.

In central and eastern Gothenburg, there are mainly commercial properties and a smaller residential portfolio. On Hisingen and in Högsbo/Sisjön there are office properties and warehouse and industrial properties.

In the municipality of Mölndal, Castellum's real estate portfolio mainly consists of warehouse and industrial properties and offices in Åbro and Lackarebäck.

In the municipality of Borås, Castellum owns mainly office and retail properties in central Borås, but also a smaller share of warehouse and industrial properties.

There are also mixed holdings in Alingsås, Partille, Kungälv, Kungsbacka and Härryda.

See also the section Castellum's Real Estate Portfolio 2005, with real estate schedule, maps and financial information.

Investments and sales

During 2005, Castellum has made investments in Greater Gothenburg for a total of SEKm 542, of which SEKm 285 were acquisitions and SEKm 257 investments in existing properties. Further, properties have been sold for a total of SEKm 268, which by SEKm 34 exceeded fair value. See also the section Investments and Sales.

Rental development

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 1,111 sq.m. for office/retail and SEK 629 sq.m. for warehouse/industrial premises. Rental levels have in principle remained unchanged compared with previous year. Since 1997 the rental value has increased from SEKm 421 to SEKm 698, while rental levels during the same period have improved on average approx. 3% per year.

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 69 (50), while terminated contracts amount to SEKm 44 (40), giving a net leasing of SEKm 25 (10).

Subsidiaries

Castellum's properties in Greater Gothenburg are owned and managed by wholly owned subsidiaries Eklandia Fastighets AB, with its head office in Gothenburg, and Harry Sjögren AB with its head office in Mölndal and local management offices in Borås and Alingsås. Eklandia's real estate portfolio is mainly concentrated to central, eastern and northern Gothenburg while Harry Sjögren's properties are located mainly in Högsbo/Sisjön in southern Gothenburg, Mölndal and Borås. At the year-end Eklandia had 34 employees and Harry Sjögren had 25 employees.

GROWTH IN RENTAL VALUE


Rental value, SEKm (bars)
Rental value SEK/sq.m. (lines)
700
600
500
400
300
200
100
0
1 400
1 200
1 000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004 2005
Office/Retail
Warehouse/Industrial
Residential

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
1 000
800
600
400
200
0
-200
-400
1997 1998 1999 2000 2001 2002 2003 2004 2005

NET LEASING


SEKm
New leases
Terminations
Net leasing
80
60
40
20
0
-20
-40
-60
2000 2001 2002 2003 2004 2005





Öresund Region

The real estate portfolio in the Öresund Region, which mainly is situated in Malmö, Lund and Helsingborg, is equivalent to 24% of Castellum's total real estate holdings.


Helsingborg
Malmö
Lund
Euroroads

MARKET RENTS (INCL. HEATING)

	MALMÖ	LUND	HELSINGBORG
Office			
Central	1 300–2 000	1 000–1 900	1 000–1 800
Working area	800–1 300	800–1 200	750–1 350
Retail			
Central	2 000–6 000	2 500–4 000	2 000–4 000
Working area	800–1 500	800–1 500	750–1 700
Warehouse/industrial			
Well-situated	500–750	450–750	450–700

YIELD AT SALES

	MALMÖ	LUND	HELSINGBORG
Office			
Central	5.0%–7.0%	6.0%–7.0%	6.0%–7.0%
Working area	7.0%–9.0%	7.0%–9.0%	7.5%–9.0%
Retail			
Central	5.0%–6.5%	5.5%–6.5%	6.0%–7.0%
Working area	7.0%–8.5%	7.0%–9.0%	8.0%–9.0%
Warehouse/industrial			
Well-situated	8.0%–10.0%	8.0%–9.5%	8.5%–10.0%

The Öresund region has a population of approx. 3.5 million people, one third on the Swedish side and two thirds on the Danish side. The regions central geographical location in the Baltic region provides good possibilities for distribution and sales in Northern Europe and the Baltic market.

Malmö

Malmö is the nation's third largest municipality with a population of approx. 270,000 people and a strong population growth. The level of education in Malmö is fairly high and the university holds approx. 21,000 students.

Malmö has a well developed infrastructure with the Öresund Bridge, a number of major motorways, a modern harbour and good railroad connections.

Malmö's economy has shifted from having a few large companies to many small ones. Besides private service companies, strong fields are logistics, retail and wholesale, as well as construction and real estate companies. More knowledge based companies are found in the fields of biotechnology and medicine, environmental technology, IT and digital media.

Lund

Lund is the nation's 12th largest municipality with approx. 100,000 inhabitants and a steady population growth. That Lund holds one of Sweden's oldest universities is clearly seen in the population, where the level of education is very high. The University holds 32,000 students.

Lund has a good infrastructure with the E6 west of the city and the airport Sturup south towards Malmö.

Lund's economy has a knowledge based profile and many smaller companies, often knowledge and research-based, with connections to the university and established companies have been founded, partly through Sweden's first and largest research park, Ideon.

Helsingborg

Helsingborg is the nation's ninth largest municipality with about 120,000 inhabitants. The population growth in Helsingborg has also been positive.

Helsingborg's strategic location and good infrastructure, with the major motorways E4 and E6 and Sweden's second largest harbour, has made the city to a centre for sea and land transport. Helsingborg is a trade and logistics centre, but also food, medicine and manufacturing are important fields.

The rental market

The new construction in the region has in principle met the increasing demand created by the regional growth. The balance between supply and demand has provided stable rental levels and relatively unaffected vacancy rates.

The general vacancies for the region are estimated to 10% for offices, 15-20% for industrial and warehouse, while insignificant for retail premises.

The real estate market

The liquidity of the real estate market in the Öresund region has remained high. Decreased required yields have lead to a continued increase in property prices in the region.

Castellum's real estate portfolio

Castellum's real estate portfolio in the Öresund region comprises 90 properties with a total area of 600,000 sq.m. and a fair value of SEKm 5,979. For properties owned at the year-end net operating income was SEKm 330 and changes in value SEKm 263. Of the rental value of SEKm 530, excl. development projects and land, office and retail properties accounts for 65%, warehouse and industrial 32% and residential 3%.

Castellum's portfolio in Malmö comprises mainly blended commercial properties in the important and established market areas Jägersro, Fosie, Bulltofta and Norra Hamnen. In central Malmö there is also a portfolio of larger office and retail properties.

In Lund, Castellum's real estate portfolio comprises mainly office-, and warehouse and industrial properties in the industrial estates Råbyholm, Gunnesbo and close to the Ideon technology park. There is also a smaller portfolio of office and retail properties located in central Lund.

The portfolio in Helsingborg comprises mainly office-, and warehouse and industrial properties situated primarily in Berga industrial estate and in central Helsingborg. In Helsingborg, there are also a couple of attractive residential properties.

See also the section Castellum's Real Estate Portfolio 2005 with real estate schedule, maps and economic information.

Investments and sales

During 2005, Castellum has made investments in the Öresund Region for a total of SEKm 282, of which SEKm 159 were acquisitions and SEKm 123 investments in existing properties. Further, properties have been sold for a total of SEKm 159, which by SEKm 38 exceeded fair value. See also the section Investments and Sales.

Rental development

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 1,192 sq.m. for office/retail and SEK 617 sq.m. for warehouse/industrial premises. Rental levels have in principle remained unchanged compared with previous year. Since 1997 the rental value has increased from SEKm 261 to SEKm 530, while rental levels during the same period have improved on average approx. 4% per year.

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 34 (30), while terminated contracts amount to SEKm 31 (40), giving a net leasing of SEKm 3 (–10).

Subsidiary

Castellum's properties in the Öresund region are owned and managed by its wholly owned subsidiary Fastighets AB Briggen, with its head office in Malmö and a local office in Helsingborg. At the year-end Briggen had 31 employees.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thous. sq.m.	Fair value, SEKm	Rental value, SEKm	Percentage of value
Office/retail	287	4 019	343	65%
Warehouse/industrial	275	1 523	169	32%
Residential	17	240	18	3%
Total	**579**	**5 782**	**530**	**100%**
Projects and land	21	197	12	-
Total	**600**	**5 979**	**542**	**-**

GROWTH IN RENTAL VALUE


Rental value, SEKm (bars)
Rental value SEK/sq.m. (lines)
700
600
500
400
300
200
100
0
1 400
1 200
1 000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004 2005
Office/Retail
Warehouse/Industrial
Residential

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
1.000
800
600
400
200
0
-200
-400
1997 1998 1999 2000 2001 2002 2003 2004 2005

NET LEASING


SEKm
New leases
Terminations
Net leasing
60
40
20
0
-20
-40
-60
2000 2001 2002 2003 2004 2005



Greater Stockholm

The real estate portfolio in Greater Stockholm, which mainly is gathered in expansive inner suburbs with good communications and services, is equivalent to 20% of Castellum's total real estate holdings.


Stockholm
Euroroads

MARKET RENTS (INCL. HEATING)

	INNER SUBURBS	INNER CITY
Office		
Central	1 500–2 100	2 500–3 600
Working area	800–1 600	1 500–2 900
Retail		
Central	1 500–4 000	3 500–11 000
Working area	700–2 000	1 500–4 000
Warehouse/industrial		
Well-situated	600–900	

YIELD AT SALES

	INNER SUBURBS	INNER CITY
Office		
Central	6.5%–7.5%	6.0%–6.5%
Working area	7.0%–8.0%	6.5%–7.0%
Retail		
Central	6.0%–7.0%	6.0%–6.5%
Working area	6.5%–8.0%	6.5%–7.0%
Warehouse/industrial		
Well-situated	7.5%–8.5%	

The Greater Stockholm region has for a long period of time experienced strong growth in both population and employment but slowed down with the decline in IT-, telecom and financial sectors. During 2005, the economic situation has improved further since 2004 with a higher growth rate in the economy, even if there are still few new job opportunities. The population in Greater Stockholm has in general a high level of education. The population in Greater Stockholm amounts to about 1.8 million inhabitants and the municipality of Stockholm, which by far is Sweden's largest, has a population of approx. 800,000 inhabitants.

The inner suburbs of Greater Stockholm can roughly be divided into north and south of the city, where there are mainly service-based companies in the north and production and distribution companies in the south.

Stockholm north

The infrastructure in the Greater Stockholm region is well developed with for instance the two airports Arlanda and Bromma. Stockholm has also several harbours, which to a large extent are used for passenger transportations. The municipality of Sollentuna, which has a strategic location between Stockholm city and Arlanda airport, consists of a number of submarkets with office and industrial premises. In the north-eastern part of Bromma, in the municipality of Stockholm, is Mariehäll. The area has a fairly even split between commerce, communication, manufacturing and service businesses.

Kista, in the municipality of Stockholm, is the location of Kista Science Park – one of Northern Europe's most dynamic business parks.

Stockholm south

Johanneshov, which is situated south of Stockholm close to the Globen area, has an economy dominated by commerce and communication, as well as an increasing portion of service companies. Skärholmen and Kungens kurva is located south of Johanneshov. In Skärholmen there are offices, residential properties and shopping centre. Kungens kurva is most notable for its retail trade in the form of hypermarkets. Close to Kungens kurva, by the E4, is Smista Allé.

The rental market

The previous unbalance in supply and demand due to large new construction in some areas has previously lead to large vacancies and a downward pressure on rental levels. During 2004, the demand seemed to increase and has improved further in 2005. Current vacancy levels show that there is still a large supply of premises. The improved demand has begun to have a positive affect on the vacancy situation the rental levels have stabilized.

The general vacancy in the region is estimated to 15-20% for offices, 10-15% for industry and warehouse premises, whereas it is insignificant for retail.

The real estate market

The demand for properties in the Stockholm region is still very high. The interest is great from both Swedish as well as foreign investors. Lowered required yields and the large demand for properties have lead to increasing prices on properties with stable cash flows.

Castellum's real estate portfolio

Castellum's real estate portfolio in Greater Stockholm comprises 73 properties with a total area of 442,000 sq.m. and a fair value of SEKm 3,891. For properties owned at the year-end net operating income was SEKm 228 and changes in value SEKm 151. Of the rental value of SEKm 441, excl. development projects and land, office and retail properties account for 67% and warehouse and industrial properties 33%.

In the northern suburbs, Castellum owns properties in for instance Mariehäll in Bromma, Elektronikbyn in Kista, Sollentuna, Veddesta/Lunda and Rosersberg. The real estate portfolio consists of larger office and retail properties in Mariehäll in Bromma, Elektronikbyn in Kista and Sollentuna, whereas warehouse and industrial properties are located in Veddesta/Lunda and Rosersberg.

In the southern suburbs, Castellum's real estate portfolio is located in for instance Johanneshov, Skärholmen/Kungens kurva, Botkyrka and Nacka. In Johanneshov and Skärholmen, there are larger office and retail properties whereas warehouse and industrial properties are located in Botkyrka.

See also the section Castellum's Real Estate Portfolio 2005 with real estate schedule, maps and economic information.

Investments and sales

During 2005, Castellum has made investments in Greater Stockholm for a total of SEKm 195, of which SEKm 92 were acquisitions and SEKm 103 investments in existing properties. Further, part of a property with undeveloped land has been sold for a total of SEKm 1, which by SEKm 1 exceeded fair value. See also the section Investments and Sales.

Rental development

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 1,191 sq.m. for office/retail and SEK 754 sq.m. for warehouse/industrial premises. Rental levels have in principle remained unchanged compared with previous year. Since 1997 the rental value has increased from SEKm 268 to SEKm 441, while rental levels during the same period have improved on average approx. 4% per year.

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 50 (37), while terminated contracts amount to SEKm 32 (53), giving a net leasing of SEKm 18 (–16).

Subsidiary

Castellum's properties in Greater Stockholm are owned and managed by the wholly owned subsidiary Fastighets AB Brostaden, with its head office in Stockholm. Brostaden's operations are divided into five market areas. At the year-end Brostaden had 32 employees.



SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thosu. sq.m.	Fair value, SEKm	Rental value, SEKm	Percentage of value
Office/retail	248	2 489	295	67%
Warehouse/industrial	194	1 093	146	33%
Total	**442**	**3 582**	**441**	**100%**
Projects and land	0	309	0	–
Total	**442**	**3 891**	**441**	–

GROWTH IN RENTAL VALUE


Rental value, SEKm (bars)
Rental value SEK/sq.m. (lines)
700
600
500
400
300
200
100
0
1 400
1 200
1 000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004 2005
Office/Retail
Warehouse/Industrial

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
500
400
300
200
100
0
-100
-200
1997 1998 1999 2000 2001 2002 2003 2004 2005

NET LEASING


SEKm
New leases
Terminations
Net leasing
60
40
20
0
-20
-40
-60
2000 2001 2002 2003 2004 2005

Mälardalen

The real estate portfolio in Mälardalen, which mainly is located in Örebro, Uppsala and Västerås, is equivalent to 13% of Castellum's total real estate holdings.


Uppsala
Västerås
Örebro
Euroroads

MARKET RENTS (INCL. HEATING)

	ÖREBRO	UPPSALA	VÄSTERÅS
Office			
Central	800–1 300	1 200–1 900	800–1 300
Working area	600–1 100	700–1 200	600–1 000
Retail			
Central	1 400–3 000	2 000–4 000	1 400–3 000
Working area	600–1 200	700–2 000	600–1 500
Warehouse/industrial			
Well-situated	400–700	500–700	400–600

YIELD AT SALES

	ÖREBRO	UPPSALA	VÄSTERÅS
Office			
Central	6.5%–7.5%	6.0%–7.0%	7.0%–8.0%
Working area	8.0%–9.0%	7.0%–8.5%	8.5%–9.0%
Retail			
Central	6.5%–7.5%	6.0%–7.0%	6.5%–7.5%
Working area	7.5%–9.0%	6.5%–8.0%	7.5%–8.0%
Warehouse/industrial			
Well-situated	8.0%–10.0%	8.0%–9.0%	8.0%–10.0%

Mälardalen is a region with close to half a million inhabitants, a positive population growth and a good business structure. The highest growth rates are seen in towns with universities or colleges.

The Mälar line and the Svealand line have improved communications between Stockholm and Örebro via Västerås and Eskilstuna respectively.

Örebro

Örebro is the nation's seventh largest municipality with almost 130,000 inhabitants. The population growth has been high and stable for many years. The level of education is high and the university has approx. 13,000 students.

The strategic location, with large roads that merge, good railroad connections and an airport, has made Örebro a centre for distribution.

The economy in Örebro is diverse with no single dominant employer. Businesses are found in fields such as commerce, service, administration, a variety of manufacturing industries and several municipal administrative bodies.

Uppsala

Uppsala has approx. 180,000 inhabitants and is Sweden's fourth largest municipality. With Sweden's oldest university the city is largely characterized by the students and the population has a high level of education.

Uppsala has a central location in a region with strong growth and has for many years been one of the most expansive municipalities in Sweden.

Uppsala is a municipality holding a dynamic industry focusing on knowledge, ideas and entrepreneurial flair. The economy in Uppsala is characterised by relatively small and hi-tech based service and industrial companies.

Västerås

Västerås is the nation's sixth largest municipality with approx. 130,000 inhabitants. The population growth has in recent years been positive. Västerås also holds a college and the level of education in the city is high.

The infrastructure is important and Västerås has a strategic location by the E18, a well developed rail road system, an airport and the largest inland port in the Nordic countries.

The good means of transportation in Västerås together with its central location have led to the growth of many small companies. In the municipality there are also medium-sized and large companies specialising in electrical, data, energy and environmental engineering.

The rental market

The very limited supply of new constructed premises has meant stable vacancy rates and rental levels. Depending on the local business structure, the highest demand is for industrial and logistics premises, retail premises and smaller offices. During the end of 2005 some improvement in the demand for commercial properties has been noticed.

The general vacancy in the region is estimated to 10% for offices, 10-15% for warehouse and industrial premises, while it is insignificant for retail.

The real estate market

In Mälardalen the relatively stable rental market, together with decreased required yields have meant increasing property prices.

Castellum's real estate portfolio

Castellum's real estate portfolio in Mälardalen comprises 86 properties with a total area of 384,000 sq.m. and a fair value of SEKm 2,365. For properties owned at the year-end net operating income was SEKm 157 and changes in value SEKm 90. Of the rental value of SEKm 280 excl. development projects and land, office and retail properties account for 69% and warehouse and industrial properties 31%. The main focus of Castellum's real estate portfolio is concentrated around the main employment areas in Örebro, Uppsala and Västerås.

In Örebro, Castellum's real estate portfolio is mainly concentrated to the area Aspholmen. The portfolio consists of a mix of office and retail properties and warehouse and industrial properties.

In Uppsala, mainly office and retail properties are found, but also warehouse and industrial properties. The properties have attractive sites in Fyrislund, Boländerna and along Kungsgatan.

In Västerås, there is a mix of office and retail properties and warehouse and industrial properties. The real estate portfolio is situated in the established market areas Kopparlunden, Tunbytorp, Bäckby and Hälla.

Castellum also owns a minor real estate portfolio in Märsta, Sigtuna municipality.

See also the section Castellum's Real Estate Portfolio 2005 with real estate schedule, maps and economic information.

Investments and sales

During 2005, Castellum has made investments in Mälardalen for a total of SEKm 290, of which SEKm 212 were acquisitions and SEKm 78 investments in existing properties. Further, properties have been sold for a total of SEKm 16, which by SEKm 1 exceeded fair value. See also the section Investments and Sales.

Rental development

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 882 sq.m. for office/retail and SEK 596 sq.m. for warehouse/industrial premises. Rental levels have in principle remained unchanged compared with previous year. Since 1997 the rental value has increased from SEKm 155 to SEKm 280, while rental levels during the same period have improved on average approx. 3% per year.

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 40 (27), while terminated contracts amount to SEKm 36 (29), giving a net leasing of SEKm 4 (–2).

Subsidiary

Castellum's properties in Mälardalen are owned and managed by the wholly owned subsidiary Aspholmen Fastigheter AB with its head office in Örebro. The company has local management offices in Örebro, Västerås and Uppsala. At the year-end Aspholmen had 29 employees.

SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thous. sq.m.	Fair value, SEKm	Rental value, SEKm	Percentage of value
Office/retail	218	1 586	192	69%
Warehouse/industrial	148	623	88	31%
Total	**366**	**2 209**	**280**	**100%**
Projects and land	18	156	13	–
Total	**384**	**2 365**	**293**	–

GROWTH IN RENTAL VALUE


Rental value, SEKm (bars)
Rental value SEK/sq.m. (lines)
500
400
300
200
100
0
1 000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004 2005
Office/Retail
Warehouse/Industrial
Residential

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
500
400
300
200
100
0
-100
-200
1997 1998 1999 2000 2001 2002 2003 2004 2005

NET LEASING


SEKm
New leases
Terminations
Net leasing
60
40
20
0
-20
-40
-60
2000 2001 2002 2003 2004 2005



Western Småland

The real estate portfolio in Western Småland, which mainly is located in Värnamo, Jönköping and Växjö, is equivalent to 11% of Castellum's total real estate holdings.


Jönköping
Värnamo
Växjö
Euroroads

MARKET RENTS (INCL. HEATING)	VÄRNAMO	JÖNKÖPING	VÄXJÖ
Office			
Central	700–1 300	800–1 400	800–1 400
Working area	550–850	600–1 100	500–1 000
Retail			
Central	900–1 800	1 000–2 500	1 000–2 000
Working area	500–1 000	600–1 200	550–1 000
Warehouse/industrial			
Well-situated	350–550	400–700	400–600

YIELD AT SALES	VÄRNAMO	JÖNKÖPING	VÄXJÖ
Office			
Central	8.0%–9.0%	7.5%–9.0%	8.0%–9.0%
Working area	9.0%–11.0%	8.5%–9.5%	8.5%–10.0%
Retail			
Central	7.5%–9.5%	6.5%–9.0%	7.5%–9.0%
Working area	8.5%–11.5%	7.5%–10.0%	9.0%–11.0%
Warehouse/industrial			
Well-situated	9.5%–12.0%	8.5%–11.0%	9.0%–11.0%

Castellum's Western Småland region comprises mainly the municipalities Värnamo, Jönköping and Växjö, and has for a long time enjoyed a stable growth in both economy and employment.

Småland is well known for the entrepreneurial spirit and is one of the most attractive and successful regions for small businesses in Sweden.

Värnamo

Värnamo is the nation's 72nd largest municipality with a population of approx. 30,000 people and has had a stable population during recent years. The estimated reception area for the city's commerce is about 100,000 inhabitants.

The infrastructure in Värnamo, with the E4 passing through the city and the railroad connections, vouches for a successful industry.

Värnamo has historically been a significant marketplace and is today a centre for commerce and services. The populations' strong tradition of running small businesses has given many small manufacturing companies in sectors such as metal, machinery, plastics, rubber and wood processing. The industry is to a large degree export-orientated.

Jönköping

Jönköping is the nation's tenth largest municipality in terms of population, with approx. 120,000 inhabitants. The population growth has been even during the last years. The level of education is relatively high and the university has over 8,000 students.

The strategic location with many major highways and access to both airport and railway has developed Jönköping to a centre for logistics. Within a radius of 200 kilometres, a market comprising 30% of the country's population can be reached. From Jönköping the distance to both Stockholm and Malmö is about 300 kilometres, while it is 150 kilometres to Gothenburg. The local economy is diverse and expansive, and comprises mainly small and medium-sized companies.

Växjö

Växjö is Sweden's 22nd largest municipality with almost 80,000 inhabitants and has had an even population growth for many years. The level of education is high and the University of Växjö has about 14,000 students.

Good access to means of communication and education have turned Växjö into an attractive city. There is a good mixture of companies in basic industries such as woods and manufacturing and companies with a hi-technological profile. Large internationally recognised companies are also mixed together with small and mid-size companies.

The rental market

In Småland no new construction of unlet premises has been started. This has given a working balance between supply and demand. Both vacancies and rental levels have therefore been stable over the last years.

The general vacancy in the region is estimated to 10% for office, 15% for industrial and warehouse premises, while it is insignificant for retail.

The real estate market

On the real estate market the investors' required yield has decreased, which along with a rental market in balance have meant increasing prices of property.

Castellum's real estate portfolio

Castellum's real estate portfolio in Western Småland comprises 73 properties with a total area of 366,000 sq.m. and a fair value of SEKm 2,079. For properties owned at the year-end net operating income was SEKm 139 and changes in value SEKm 39. Of the rental value of SEKm 236 excl. development projects and land, office and retail properties account for 69% and warehouse and industrial properties 31%. The main focus of Castellum's real estate portfolio is in Värnamo, Jönköping and Växjö.

In Värnamo, Castellum's real estate portfolio is mainly concentrated to very centrally situated office and retail properties as well as warehouse and industrial properties in expansive industrial estates.

In Jönköping, there are mainly office and retail properties situated in attractive areas such as Rosenlund, central Jönköping and A6.

In Växjö, Castellum owns mainly office and retail properties in the central parts and within the expansive area Västra Mark where also warehouse and industrial properties are found.

See also the section Castellum's Real Estate Portfolio 2005 with real estate schedule, maps and economic information.

Investments and sales

During 2005, Castellum has made investments in Western Småland for a total of SEKm 48, of which SEKm 12 were acquisitions and SEKm 36 investments in existing properties. Further, properties have been sold for a total of SEKm 24, which was SEKm 3 below fair value. See also the section Investments and Sales.

Rental development

Castellum's lease portfolio is considered to be in line with current market rents and contracts expiring are generally extended with unchanged conditions. Castellum's average rental level is SEK 871 sq.m. for office/retail and SEK 451 sq.m. for warehouse/industrial premises. Rental levels have in principle remained unchanged compared with previous year. Since 1997 the rental value has increased from SEKm 202 to SEKm 236, while rental levels during the same period have improved on average approx. 4% per year.

New leasing in the commercial portfolio during the year means increased rental income on an annual basis of SEKm 15 (19), while terminated contracts amount to SEKm 19 (17), giving a net leasing of SEKm –4 (2).

Subsidiary

Castellum's properties in Western Småland are owned and managed by the wholly owned subsidiary Fastighets AB Corallen, with its head office in Värnamo. The company also has local management offices in Jönköping and Växjö. At the year-end Corallen had 23 employees.



SUMMARY OF THE REAL ESTATE PORTFOLIO

	Area thous. sq.m.	Fair value, SEKm	Rental value, SEKm	Percentage of value
Office/retail	186	1 446	162	69%
Warehouse/industrial	163	565	74	31%
Total	**349**	**2 011**	**236**	**100%**
Projects and land	17	68	10	–
Total	**366**	**2 079**	**246**	**–**

GROWTH IN RENTAL VALUE


Rental value, SEKm (bars)
Rental value SEK/sq.m. (lines)
500
400
300
200
100
0
1 000
800
600
400
200
0
1997 1998 1999 2000 2001 2002 2003 2004 2005
Office/Retail
Warehouse/Industrial
Residential

INVESTMENTS AND SALES


SEKm
Investments in existing properties
Acquisitions
Property sales
Net investment
500
400
300
200
100
0
-100
-200
1997 1998 1999 2000 2001 2002 2003 2004 2005

NET LEASING


SEKm
New leases
Terminations
Net leasing
60
40
20
0
-20
-40
-60
2000 2001 2002 2003 2004 2005

Building Permissions and Potential Projects

Castellum owns over 700,000 sq.m. building permissions, of which there are finalised projects with accepted detail plans of approx. 250,000 sq.m.

Part of Castellum's strategy is to construct new premises when this is a competitive alternative. In order to offer the tenant new constructed premises with the shortest possible time for moving in, it is a competitive advantage to own building permissions in attractive locations with approved detail plans. Castellum has finalised projects to the order of 250,000 sq.m., which can be started relatively promptly provided that lease agreements have been signed. With an assumed production cost of SEK 10,000/sq.m., this corresponds to a project volume of SEK 2.5 billions. In addition there are further approx. 470,000 sq.m. building permissions.

Since there are currently a large supply of vacant office premises in Castellum's market areas the possibility of starting new office projects must be seen in a longer perspective. In some market areas, however, the supply of high quality warehouse and logistics properties are still limited.

BUILDING PERMISSIONS 31-12-2005

Region/Area	Building permissions, thousand sq.m.
Greater Gothenburg	**277**
Högsbo-Sisjön-Åbro	93
Hisingen	55
Gothenburg	48
Rest of Greater Gothenburg	81
Öresund Region	**108**
Lund	65
Malmö	32
Helsingborg	11
Greater Stockholm	**218**
Sollentuna	110
Huddinge	71
Johanneshov	28
Rest of Greater Stockholm	9
Western Småland	**80**
Värnamo	37
Jönköping	21
Växjö	15
Rest of Western Småland	7
Mälardalen	**38**
Västerås	21
Uppsala	10
Örebro	5
Rest of Mälardalen	2
Totalt	**721**

Greater Gothenburg

In Högsbo-Sisjön-Åbro, which is Sweden's largest industrial estate, Castellum owns a large number of building permissions for a total of approx. 93,000 sq.m. Castellum is discussing with potential tenants of new construction in the area on an ongoing basis.

On Hisingen, which is one of Castellum's largest market ares in Greater Gothenburg, a number of properties are found with building permissions for a total of 55,000 sq.m. The building permissions are located in different industrial estates and permits almost only construction of warehouse and industrial premises.

Just south of central Gothenburg, with an attractive highly visible location by the E6/E20 and close to the highway 40 to Landvetter and Borås, "Tändstickan", Kallebäck 2:5, a site with building permission for construction of around 35,000 sq.m. office premises is located. A detailed plan for the area has been confirmed.
Lackarebäck, to the south of Gothenburg, is a dynamic commercial area where Castellum owns several properties. The area does, however, require refurbishment to be made more attractive. Discussions on this matter have begun with interested parties in the area.

In addition to the above mentioned projects, there are sites in Greater Gothenburg with further building permissions of approx. 68,000 sq.m.

Öresund Region

The project Edison Park in Lund, which aims to attract leading-edge companies in the fields of technology, electronics and medicine, contains building permissions that provide for an additional construction of four buildings for a total of approx. 20,000 sq.m. on the property Forskaren. The project can be started quickly based on demand.

Next to Edison Park in Lund, Castellum also owns the property Höjdpunkten 2, with the opportunity to build premises of up to approx. 30,000 sq.m. The property will form the entrance to the new, large commercial area planned in Brunnshög.

Next to the large project property Kampen 25, in the Sofielund industrial estate in Malmö, Castellum owns the property Intäkten 5, which can be refurbished to create both an attractive gateway to the area and additional car parking capacity. The existing main building can be converted into modern offices covering approx. 1,800 sq.m. and it will be possible to build a new office building of around 1,500 sq.m. Construction will be started when lease agreements have been signed.

In addition to the above mentioned projects, there are sites in the Öresund region with building permissions for a further 50,000 sq.m.

Greater Stockholm

In Johanneshov, in southern Stockholm, Castellum owns several neighbouring properties that have building permissions, providing the basis for a coordinated, integrated development of the area. By Bolidenplan is Linde Torp, which is a planned building permission of around 17,000 sq.m. Castellum also owns some neighbouring properties in the district Renseriet, where further potential for expansion can be created by demolishing some of the existing buildings and utilising undeveloped land. A detailed plan is being drawn up with the aim of obtaining, building permissions for an additional 15,000 sq.m. in the area.

North of Stockholm, by the E4/E20 about half way to Arlanda airport, "Norrviken Strand", Rankan 3-4, is located, a major site with building permission for approx. 110,000 sq.m. This is a premier site for the future with access to both good communications and beautiful natural surroundings. Changes to the detail plan has been started in order to use parts of the site for residential properties and commerce.

By the E4/E20, at Kungens kurva in Huddinge is Smista Allé, which is one of the largest sites with building permissions in Greater Stockholm. For the building permissions of approx. 71,000 sq.m. there are a detailed plans with focus on offices, retail of capital goods and warehouses. During 2005 yet another new construction project was started in the area.

In Mariehäll in Bromma, detailed planning work is under way in the Archimedes and Vallonsmidet district, with the aim of developing today existing building permissions of approx. 5,000 sq.m. by creating new building permissions for extensions and new constructions of approx. 20,000 sq.m. .

In addition to the above mentioned projects, there are sites in Greater Stockholm with building permissions for a further 9,000 sq.m.

Western Småland

In Western Småland, there are several potential refurbishment and new construction projects, of which the largest permits new construction of approx. 18,000 sq.m. warehouse and industrial premises in Värnamo.

In addition to the above mentioned projects, there are sites in Western Småland with building permissions for a further 62,000 sq.m.

Mälardalen

In central Västerås, Castellum owns part of Kopparlunden, which is one of the most interesting development areas in Västerås. In the area, project properties are owned with approx. 20,000 sq.m. building permissions, representing future new construction, extensions and refurbishment.

In addition to the above mentioned projects. there are sites in Mälardalen with building permissions for a further 18,000 sq.m.



Rankan 3-4, Stockholm



Smista Allé, Huddinge



Building permissions in Högsbo-Sisjön-Åbro



Kopparlunden, Västerås

Financing

Policy	Objective	Outcome
Equity/assets ratio	35-45%	42%
Interest coverage ratio	At least 200%	315%
Interest rate risk		
– average fixed interest term	1.5-3 years	2.7 years
– share with maturity within 12 months	Maximum 60%	57%
Currency risk	Not allowed	No exposure
Funding risk	Minimum 50% credit agreements with a duration of at least 2 years	100%
Counterparty risk	Credit institutes with high ratings, at least "investment grade"	Fulfilled
Liquidity risk	Liquidity reserve in order to fulfil payments due	SEKm 1,988 in unutilized credit agreements

FINANCING 31-12-2005


Shareholders' equity SEKm 8 940 (42%)
Deferred tax liabilities SEKm 2 126 (10%)
Derivatives SEKm 233 (1%)
Interest-bearing liabilities SEKm 9 396 (44%)
Non interest-bearing liabilities SEKm 683 (3%)

Owning properties demands financing in the form of equity and interest bearing loans. The share of equity in relation to interest bearing loans is decided partly by the choosen financial risk level, partly by the share of equity required to receive loans in banks. By setting objectives for the capital structure the allocation of equity and interest bearing loans are defined and the level of financial risk is determined, in order to meet the required return on equity, secure room for investments and to receive necessary funding.

Financial policy

The financial activities in Castellum are run according to the financial objectives set by the Board in the financial policy. The objectives in the financial policy are:

- Capital structure with an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.
- Secure the need for liquidity and long-term funding.
- Achieve a low and stable net interest income/costs within the given risk mandate.

The financial policy states the given mandates and limits for management of financial risks and overall assignments of responsability. As a measure of continous improvement and adjustments of the financial risk management the Board makes an annual overview of the financial policy.

Capital structure

The value of Castellum's assets amounts to SEKm 21,378 (19,550). They are financed partly through equity of SEKm 8,940 (8,035) and partly through liabilities of SEKm 12,438 (11,515), of which SEKm 9,396 (8,834) are interest bearing.

Organisation

Castellum is the Group bank and all financial management is centralised to the parent company. The treasury department is for instance responsible for the Group's funding, interest rate risk management, financing of the subsidiaries and cash management. The treasury department consists of three persons. The parent company also holds a function for independent control of the financial operations, a so called compliance function.

Risk management

The operational risk and the financial risk together make up Castellum's overall business risk. The financial operations are carried out in order to within the given risk mandate adjust the financial risk level to meet changes in the operational risk. An increased market interest rate is generally considered to depend on economic growth and increasing inflation, which in turn is considered to lead to an improved demand for commercial properties and hence increasing rents and/or reduced vacancies. Thus increased financial costs during an economic boom will over time be met by higher rental income. In that way the overall business risk can be kept on a stable level.

To be short of necessary funding is Castellum's single largest financial risk. In order to secure the need for liquidity and competitive long term funding regular reviews and renegotiations of existing credit agreements are carried out and new credit agreements are signed when needed. In order to achive the objective of a stable net interest income/costs financial transactions are carried out based on estimations of the groups overall need for liquidity, funding and chosen interest rate risk.

Interest rate risk occurs due to the fact that the market interest rates change and affect net financial income/costs. By the use of interest rate derivatives the interest rate risk can be managed in a cost effective manner. Castellum works with a set of group bank accounts in order to be able to use a net of the group's liquid flows and hence reduce the need of liquidity.

At this year's overview of the financial policy the risk mandate for the average fixed interest term was adjusted from previously 2 – 4 years to the current 1.5 – 3 years. The maximum share of interest rate maturity within 12 months was adjusted from the previous maximum of 50%, to the current maximum of 60%. The new risk mandates provide the flexibility needed in order to adjust the financial risk level to the current operating risk in the group from time to time.

Financing structure

Funding is provided by draw downs of short term loans under long term credit agreements or by issuing commercial papers on the Swedish money market. Castellum can increase or decrease outstanding loans under the long-term credit agreements. The amount of interest-bearing liabilities may therefore be minimized from time to time.

After deduction of liquid assets of SEKm 5 (7), net interest bearing items were SEKm 9,391 (8,827), as of 31 December, 2005. Castellum had, at the same date, long-term binding credit agreements totalling SEKm 10,956 (10,958), short-term binding credit agreements totalling SEKm 422 (732) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,369 are fully covered by unutilized long-term credit agreements. The average duration of long-term credit agreements at the year-end was 6.1 years. During the year SEKm 8 920 of existing credit agreements have been renegotiated whereby new credit margins have been set and the duration of the credit agreements have been extended.

Interest rate maturity structure

The average effective interest rate as of 31 December, 2005 was 3.5% (4.8%), which is 0.8 percentage units lower than the average interest rate level during the year. The lower closing interest rate is an effect of falling market interest rates and the chosen strategy to increase the share of short term fixed interest rates during the period the closing of interest rate swaps with an interest rate higher than the market interest rate.

The average fixed interest term on the same date was 2.7 years (2.4). The share of loans with interest rate maturity during the next 12 months was 57% (36%). Assuming an unchanged volume of loans and a retained average fixed interest term an immediate change in the market interest rate of one percentage unit would affect net financial items by SEKm 46 during the following year, equivalent to 6% of income from property management.

Castellum's strategy of using interest rate derivatives in order to manage the interest rate risk and achieve the desired interest rate maturity structure means that there over time may be changes in value of the interest rate derivatives portfolio. These changes occur in part due to changes in market interest rates, part due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is compared with a 2-year fixed interest term). As of December 31, 2005 the market value of the interest rate derivatives portfolio amounted to SEKm –233. An upward parallel adjustment of the discounting interest rate used in the valuation of the interest rate derivaties portfolio as of December 31, 2005 of 1%-unit would affect the value of the interest rate derivatives portfolio by SEKm 210.

CREDIT AGREEMENTS / LIMITS

Credit agreements / limits	Amount, SEKm	Utilized
Long-term binding credit agreements	10 956	6 906
Short-term binding credit agreements	422	116
Commercial paper program	3 000	2 369
Total	14 378	9 391

CREDIT MATURITY


Loan amount, SEKm
Loan amount, utilized
Loan amount, unutilized
10 000
8 000
6 000
4 000
2 000
0
1 year
2 years
3 years
4 years
5 years
> 5 years

INTEREST RATE MATURITY


Interest rate maturity, SEKm (bars)
Average interest rate, % (line)
5 000
4 000
3 000
2 000
1 000
0
10,0
8,0
6,0
4,0
2,0
0,0
1 year
2 years
3 years
4 years
5 years
> 5 years

INTEREST RATE TREND


%
14
12
10
8
6
4
2
0
STIBOR 3 months
Swap rate 5 years
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

The Castellum Share

Dividend

The Board intends to propose the annual general meeting to decide on a dividend of SEK 10.50 per share, an increase of 11% compared with previous year. The dividend ratio is 73% of income from property management after a 28% tax deduction.

If the annual general meeting decides to accept the Board's dividend proposal, of Tuesday March 28, 2006 as the record day for payment of the dividend, the share will be traded including the dividend up to and including the day for the annual general meeting, Thursday March 23, 2006. Payment of the dividend is expected to take place on Friday March 31, 2006.

The dividend falls within Castellums objective of distributing at least 60% of income from property management after tax, having taken into account investment plans, consolidation needs, liquidity and financial position in general. Castellum's historical dividend ratios are shown in the nine year summary on page 38.

Share split

The Board also inteds to propose the annual general meeting a 4:1 share split, by which every old share is replaced by four new shares as the number of shares in Castellum increases from 43,001,677 to 172,006,708. Record day for the share split is planned to be April 27, 2006.

Share price and total yield

The price of the Castellum share at the year-end was SEK 286. During 2005 the total yield on the Castellum share, including dividend payment of SEK 9.50, was 24.2%.

Since introduction to the stock exchange on May 23, 1997 the Castellum share's total yield, compared to the introductory price of SEK 51, has been on average 24.5% per annum.

Key figures related to the share price

Dividend capacity / Dividend yield

The proposed dividend of SEK 10.50 corresponds to a yield of 3.7% on the basis of the share price at the year-end.

Earnings capacity

Income from property management before tax for 2005 amounted to SEK 20.00, which compared to the share price at the year-end gives a multiple of 14.

Net asset valuation

The net asset value per share at the year-end, with the assumption of an uncertainty range of -/+ 5% in property valuations and deduction of 10% tax, amounts to SEK 228-275. The share price at the year-end were thus 125%-104% of the net asset values.

Market capitalisation and share turnover

Market capitalisation, i.e. the value of all outstanding shares in Castellum, on December 31, 2005 was SEK 11,7 billions.

During 2005, the turnover was 23.3 million shares, equivalent to an average of 92,000 shares per day, corresponding on an annual basis to a turnover rate of 57%.

TOTAL YIELD (INCLUDING DIVIDEND)

	2005	On average per year May 1997-2005
The Castellum share	+24,2%	+24,5%
Stockholm Stock Exchange (SIX)	+36,3%	+9,2%
Real Estate Index Sweden (EPRA)	+40,2%	+19,6%
Real Estate Index Europe (EPRA)	+25,8%	+14,3%

THE SHARE'S DIVIDEND YIELD


%
Last proposed/actual dividend in relation to share price
7
6
5
4
3
2
1
0
1998
1999
2000
2001
2002
2003
2004
2005
2006

THE SHARE'S EARINGS MULITPLE


Share price in relation to rolling four quarter net income
20
15
10
5
0
1998
1999
2000
2001
2002
2003
2004
2005
2006

SHARE PRICE/NET ASSET VALUE


%
Share price in relation to the net asset value interval
180
160
140
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
2005

Shareholders

At the year-end, Castellum had approx. 7,900 shareholders. The proportion of shares registered abroad at the year-end was 46%. Shareholders registered abroad can not be broken down in terms of directly held and nominee registered shares.

Share capital, number of shares and repurchase

The share capital amounts to SEKm 86, distributed among 43,001,677 A-shares with a nominal value of SEK 2 per share. Each share, except the company's own repurchased shares, entitles the holder to one vote and carries an equal right to a share in Castellum's capital. There are no potential shares, such as convertible shares. Changes in share capital and the number of shares are displayed in note 15.

During 2000 Castellum repurchased 2,001,677 of the company's own shares for a total of SEKm 194, equivalent to 4.7% of the total registered number of shares. Since then no repurchases of the company's own shares have been made. As repurchasing is a good method of adapting the capital structure to the capital requirements from time to time, the Board will propose to the AGM that the mandate to repurchase shares will be extended until the next AGM. This mandate provides the facility to repurchase a maximum of 10% of the number of registered shares in the company, i.e. a further 2.3 million shares in addition to the previously repurchased shares.

The number of outstanding shares, i.e. the number of registered shares minus the number of repurchased shares, thus totals 41,000,000.

The Castellum share is listed on Stockholmsbörsens (Stockholm Stock Exchange) O-list, Attract 40, and is thus exempt from wealth tax for Swedish private individuals resident in Sweden.

Listed real estate companies

The total market capitalisation of Swedish real estate companies operating solely in this field was SEK 75 billion at the year-end, of which the largest, Fabege, Castellum, Kungsleden, Hufvudstaden and Wallenstam account for more than SEK 53 billion. The real estate sector accounts for approx. 2% of the total market capitalisation of listed companies totalling approx. SEK 3,500 billion.

Investor relations

Castellum's objective is to continuously provide frequent, open and fair reporting on the company's real estate portfolio, results and financial position to shareholders, the capital market, the media and other interested parties, yet without disclosing any individual business relations.

Investor Relations are based above all on quarterly financial reports, press releases on significant commercial events and presentations of Castellum.

During the year, a large number of presentations of Castellum were made in meetings with investors and analysts, and at investment meetings in collaboration with brokers, the media or associations both in Sweden and abroad. The large proportion of foreign shareholders means that there is extensive contact with foreign investors.

There are between 10-15 Swedish and foreign analysts who track the development of both Castellum and the Swedish real estate sector.

SHAREHOLDERS ON 31-12-2005

Shareholders	Number of shares	Percentage of voting rights and capitall
Szombatfalvy, Laszlo	2 500 000	6.1%
AFA Sjukförsäkrings AB	1 780 500	4.4%
Fjärde AP-fonden	1 030 400	2.5%
AMF Pensionsförsäkrings AB	708 050	1.7%
FSO, Försäkringsföreningen	698 400	1.7%
Roburs Aktiefond Realinvest	661 818	1.6%
Tredje AP-fonden	650 910	1.6%
AFA TFA Försäkrings AB	540 890	1.3%
Societe Generale Dep Des Services	504 372	1.2%
Svenskt Näringsliv	340 000	0.8%
Norman, Bengt	300 000	0.7%
Roburs Småbolagsfond Sverige	248 900	0.6%
XACT SBX	246 450	0.6%
Gamla Livförsäkringsaktiebolaget	245 500	0.6%
Handelsbankens Småbolagsfond	216 500	0.5%
Handelsbankens Aktiefond Index	211 583	0.5%
Länsförsäkringar Fastighetsfond	201 515	0.5%
SEB Sverige Småbolagsfond	197 000	0.5%
Sjöstrand, Peter	192 650	0.5%
Roburs småbolagsfond Norden	174 300	0.4%
Handelsbanken Sverige/Världen	173 338	0.4%
Livförsäkringsaktiebolaget	162 286	0.4%
Första AP-fonden	160 450	0.4%
Larona Aktiebolag	158 000	0.4%
Sjunde AP-fonden	156 979	0.4%
AFA AGB	153 310	0.4%
Swedish shareholders < 150 000 shares:		
8 holders, 100 000-149 999 shares	1 037 819	2.5%
115 holders, 10 000-99 999 shares	3 690 212	9.0%
884 holders, 1 000-9 999 shares	2 642 326	6.5%
6 535 holders, 1-999 shares	1 990 420	4.9%
378 shareholders registered abroad	19 025 122	46.4%
Total outstanding shares	**41 000 000**	**100.0%**
Repurchased shares	2 001 677	
Total registered shares	**43 001 677**	

DISTRIBUTION OF SHAREHOLDERS BY COUNTRY 31-12-2005


USA 16%
Great Britain 8%
Luxembourg 6%
The Netherlands 4%
Other 12%
Sweden 54%
Of which
Funds, insurance comp etc. 22%
Private persons, private comp 24%
AP-funds 5%
Trusts, associations etc. 3%

NINE-YEAR SUMMARY

	2005	2004	2003	2002	2001	2000	1999	1998	1997
Share price, SEK									
last paid	286.00	238.00	170.00	122.00	108.50	104.00	83.00	88.00	79.00
highest	340.00	243.00	180.50	137.00	115.00	110.00	88.00	100.00	82.00
lowest	220.00	157.50	113.00	98.50	90.50	68.00	66.50	65.50	54.00
average (high/low per day)	273.16	189.27	135.43	119.11	103.79	89.42	77.65	84.22	66.67
Dividend, SEK (for 2005 proposed)	10.50	9.50	8.50	7.50	6.50	5.50	4.50	3.50	2.75
The share's dividend yield	3.7%	4.0%	5.0%	6.1%	6.0%	5.3%	5.4%	4.0%	3.5%
Dividend ratio	73%	73%	72%	69%	68%	72%	73%	69%	62%
Total yield, Castellum share	24.2%	45.0%	45.5%	18.4%	9.6%	31.9% 1)	–1.7%	14.9%	54.9% 2)
Real Estate Index Sweden (EPRA)	40.2%	48.8%	32.5%	3.2%	–2.2%	42.1%	19.4%	–4.2%	2.6%
Real Estate Index Europe (EPRA)	25.8%	41.7%	21.4%	2.3%	–0.6%	17.4%	13.3%	–0.9%	8.6%
Stockholm Stock Exchange (SIX)	36.3%	20.8%	34.2%	–35.9%	–14.8%	–10.8%	69.8%	13.1%	3.4%
Number of shares, thousand									
average	41 000	41 000	41 000	41 000	41 000	46 628	50 000	50 000	50 000
outstanding	41 000	41 000	41 000	41 000	41 000	41 000	50 000	50 000	50 000
registered	43 002	43 002	43 002	43 002	43 002	43 002	50 000	50 000	50 000
Number of shareholders	7 900	8 900	8 800	8 300	7 100	7 100	7 100	5 400	4 200
Propotion of shareholders registered abroad	46%	37%	33%	31%	34%	44%	42%	53%	45%
Market capitalisation, SEKm	11 726	9 758	6 970	5 002	4 448	4 264	4 150	4 400	3 950
Turnover, thousand shares per year	23 317	21 572	23 017	26 900	33 180	39 186	28 288	46 095	27 651
Turnover, thousand shares per day on average	92	85	92	108	133	156	112	184	180
Turnover rate per year	57%	53%	56%	66%	81%	84%	57%	92%	92%
Income from property management per share, SEK	20.00	18.07	16.29	15.10	13.20	10.62	8.60	7.06	6.20
Share price / Income from property management per share	14.3	13.2	10.4	8.1	8.2	9.8	9.7	12.5	12.7
Equity per share, SEK	218	196	182	179	169	152	132	–	–
Net asset value per share +/-5% properties and 10% tax, SEK	275/228	243/201	222/183	216/177	205/168	180/148	150/126	–	–
Share price / Net asset value +/-5% properties and 10% tax	104%/125%	98%/118%	77%/93%	56%/69%	53%/65%	58%/70%	55%/66%	–	–

1) Including an average value of SEK 0,98 for redemption rights. 2) From an introductary offering price of SEK 51.

THE CASTELLUM SHARE'S PRICE TREND AND TURNOVER SINCE IPO MAY 23, 1997 UNTIL JANUARY 31, 2006


Turnover, million shares per month
Share price, SEK
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Castellum share price
Castellum share price incl. dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index Sweden (EPRA incl. dividend)
Turnover per month

PRESS RELEASES

26-01-2006	Castellum's income from property management improved by 11% and an improved dividend of SEK 10.50 per share is proposed
16-12-2005	Castellum invests for SEKm 200
21-11-2005	New Senior Executives in Castellum 2006
20-10-2005	Castellum's income from property management improved by 9%
14-10-2005	Castellum invests SEKm 117 and sells for SEKm 40
16-08-2005	Castellum invests SEKm 150
19-07-2005	Income from property management improved and CEO changeover in Castellum
13-07-2005	Castellum invests SEKm 146 and sells for SEKm 24
23-05-2005	Castellum acquires for SEKm 233 and sells for SEKm 81
20-04-2005	Castellum's income from property management improved by 9%
15-04-2005	Castellum acquires properties for SEKm 145 and sells for SEKm 27
23-03-2005	Annual General Meeting in Castellum AB
04-03-2005	Castellum sells properties for SEKm 168 and acquires for SEKm 94
16-02-2005	Proposals to the Annual General Meeting in Castellum AB
27-01-2005	Castellum proposes an increased dividend of SEK 9.50
10-01-2005	Castellum sells residential properties for SEKm 128

www.castellum.se

All press releases, quarterly reports and annual reports, both in Swedish and English, are available immediately after publication at www.castellum.se. On the website, it is possible to subscribe to Castellum's press releases and quarterly reports. Other information about Castellum, such as the real estate portfolio and continuous updates of the Castellum share price are also disclosed on the website.


Visiret 2, Smista Allé, Stockholm

Corporate Governance

Corporate governance

Corporate governance is about the different means of decision making by which the shareholders directly and indirectly controls the company. A high level of transparency in the information towards shareholders and the financial market help the decision making process run efficiently and provide different owners good insight into the operations of the company. Corporate governance has evolved through laws, recommendation so called codes, and through self regulation.

Swedish code for corporate governance

The purpose of the code is to create good preconditions for practicing the role of an active and responsible ownership. In order to achieve this, the rules of the code aim to create a clear distribution of roles and responsibility between the different bodies for management and control. In addition the code strives for transparency in the information to shareholders and credit market, and protect the Companies Act's principle of equal treatment. The code is meant to make up one step in the self-regulation of the Swedish business environment. It is based upon the principle comply or explain, meaning that all rules must not be followed and there is no breach of the code in deviating from one or many particular rules if there are motives and explanations. Castellum applies the code.

However, Castellum deviates from the paragraph, "making the members of the election committee public", which according to the code shall be made six month prior to the AGM. The AGM 2005 decided, according to previous practice, that an election committee shall be established at the end of the third quarter, which gives more current information regarding ownership and a greater spread, when the election committee is published in the interim report for the third quarter. This means that the composition of the election committee was made public approximately five months prior to the AGM. It can also be mentioned that with background of the implementation of IFRS and the missing out of guidelines for auditing "Kollegiet för Svensk Bolagsstyrning" made a statement during the end of 2005 saying that it is satisfactory if the company in the annual report 2005 only describes how the internal control is organized.

The report for corporate governance, according to the code, is made up of the section corporate governance, pages 40-47. This section is a part of the directors' report and is hence included in the regular audit of the annual report.

Articles of Association

The name of the company is Castellum Aktiebolag. The company is a public limited company.
The registered office of the Board is in Gothenburg.

The objective of the company's activities is to acquire, administer, develop and sell real estate and securities– directly or indirectly through wholly or partially owned companies – and to carry out other activities compatible with these.

The articles of association, which also includes information on share capital, number of board members and auditors as well as rules for summons and agenda for the annual general meeting, is available in total on the company's web page.

Annual General Meeting 2005

According to the Companies Act the annual general meeting is the highest decision making forum in a public limited company. The annual general meeting elects the Board of Directors and the company's auditors as well as makes decisions on changes in the articles of association and on changes in the share capital.

The latest AGM was held on March 23rd 2005 in Stenhammarsalen, the Gothenburg Concert Hall. At the AGM over 200 shareholders were present, which represented 24.7% of the total number of shares.

The AGM adopted the financial reports for 2004 and discharged the Board of Directors and the Chief Executive Officer from liability regarding the operations for 2004. Distribution to the shareholders was decided according to the Board's proposal of SEK 9.50 per share.

The AGM decided that the Board shall consist of seven board members with no deputies and that the Board shall receive a fixed fee of SEK 1,050,000 to be distributed according to the Board's decision. The following persons were elected to the Board of Directors: Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Lars-Erik Jansson, Stig-Arne Larsson and Göran Lindén. Anders Wikström, working as lawyer at Mannheimer Swartling Advokatbyrå, has during the year served as secretary to the Board. At the following inaugural Board meeting Jan Kvarnström was re-elected as Chairman of the Board.

The AGM also decided to authorise the Board – for the purpose of adjusting the company's capital structure – to both acquire the company's own shares, up to 10% of all shares in the company, and to give the Board the mandate to transfer all of the company's shares held by the company.

Minutes of the annual general meeting held on March 23rd 2005 is available on the company's web site.

Election Committee

The Annual General Meeting 2005 decided that an election committee should be appointed to make proposals to the 2006 AGM regarding the number of Board members, election of members of the Board, including chairman, and fees to the Board of Directors. Further, decision was made that the election committee should be established by the Chairman contacting the three largest shareholders at the end of the third quarter 2005 in order for them to each appoint one member to the election committee who, together with the Chairman of the Board of Directors as convener, should constitute the election committee. It was also decided that the election committee would itself appoint its chairman among its members. The election committee which was formed includes: Lars Öhrstedt, AFA Sjukförsäkrings AB, Laszlo Szombatfalvy, Pernilla Klein, Tredje AP-fonden and the Chairman of the Board Jan Kvarnström. Lars Öhrstedt is the chairman of the election committee.

The election committee has held three meetings with minutes, of which one was held over the phone. At the meetings the election committee has discussed all the issues the election committee are obliged to discuss according to the Code for corporate governance. The election committee has among other things judged if the current Board of Directors meet the requirements that will be put on the Board as an effect of Castellum's situation and future operations, e.g. by reviewing the evaluation made of the work of the Board.

Further, the election committee has decided on the requirements put on a new Board member that the election committee have found should be recruited and used a systematic procedure for searching for suitable candidates. During this procedure the election committee has taken the few opinions received from the shareholders into consideration. The election committee has also engaged a recruiting consultant who has suggested suitable candidates. All members of the election committee have also met in person with the finally proposed new Board member Christer Jacobsson.

In order to evaluate the proposed Board members' competence and whether they may be considered independent from Castellum, the senior executives and the major shareholders in Castellum, the election committee has gathered information about the proposed Board members.

When estimating the fees to the Board of Directors the election committee has taken the development of fees to the Boards of listed companies since 2003 in to consideration, when the current fees to the Board of Castellum was set.

Finally the election committee has – in order for Castellum to fulfil its obligations to inform the shareholders – provided Castellum with information on how the work of the election committee has progressed, which proposals the election committee has decided on and provided information about the proposed Board members.

The Annual General Meeting 2006

For the AGM on March 23rd, 2006 the Board proposes:
- a dividend of SEK 10.50 per share,
- to make a share split 4:1, by which every old share is replaced by four new shares,
- a renewed mandate for the Board to decide on purchase or transfer of the company's own shares,
- to adopt a new the Articles of Association, due to the proposed share split and the new Companies Act.

For the AGM the Election Committee proposes:
- that the number of Board members should be seven with no deputies,
- that fees to the Board should be SEK 1,600,000 kronor, of which SEK 400,000 to the Chairman of the Board and SEK 200,000 to each one of the other Board members. The fees include remuneration for work on the committees.
- re-election of the Board members Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Stig-Arne Larsson and Göran Lindén, and new-election of Christer Jacobson as Board member, and that Jan Kvarnström shall be re-elected as Chairman of the Board of Directors.
- for AGM to decide on appointing an election committee for the AGM 2007 and for the Chairman to contact the three largest shareholders at the end of the third quarter 2006 and invite them to each appoint one member to the election committee, and that the three appointed members together with the Chairman of the Board of Directors shall constitute the election committee.

The Board of Directors

According to the articles of association, Castellum's Board shall consist of no fewer than four and no more than eight members, with no more than two deputies if required. During 2005, the Board has consisted of seven ordinary members and no deputies. The Board works according to a set of procedural rules containing instructions on the allocation of work between the Board and the CEO.

The Board of Directors' responsibility

According to the Swedish Companies Act and the Board of Directors' rules of procedure the Board is responsible for drawing-up overall, long-term strategies and objectives, setting the budget and business plans, review and establish the accounts, as well as making decisions on issues regarding investments and significant changes in Castellum's organization and operations. The Board also appoints the company's chief executive officer and sets remuneration and other terms of employment benefits for the company's chief executive officer.

Board of Directors

Jan Kvarnström *Chairman of the Board*
Born 1948, Graduate in Business Administration and Economics, Financial Executive Program (Harward Business School). Member of the Board of Managing Directors in Dresdner Bank AG, with specific responsibility for restructuring and close-down of non strategic operations. Has held different executive positions in the Bonnier-group, PK-banken (now Nordea), Securum, Esselte and 3i etc. Other assignments: Director of Posten AB and Swedish-German Chaimber of Commerce. Shareholdings: 400

Marianne Dicander Alexandersson
Born 1959, Graduate Engineer. Chief Executive Officer of Kronans Droghandel AB. Executive positions within Kronans Droghandel since 1997. Other assignments: Director of Swedish Trade Federation and Chalmers University of Technology. Shareholdings: 0

Ulla-Britt Fräjdin-Hellqvist
Born 1954, Graduate Engineer. Senior Partner in Enhancer. Executive positions within Volvo Personvagnar and Head of Department in The Confederation of Swedish Enterprise. Other assignments: Director of Finnveden AB and SinterCast AB. Shareholdings: 200

Mats Israelsson
Born 1940, Graduate Engineer and Business administrator. Own operations in Mats Israelsson Konsult AB. Has worked as consultant and CEO within consulting firms focused on project co-ordination and management, specialized in real estate. Other assignments: Chairman of the Board of Forsen Projekt AB and Director of Atrium Fastigheter AB, Kungsleden AB, Akademiska Hus in Stockholm and Veidekke Bostad AB. Shareholdings: 6 000

Stig-Arne Larsson
Born 1943, Telecommunications Engineer and Business administrator. Management education at INSEAD. Own operations in Sal Ventures AB. Executive positions within telecom and IT, in Telia AB etc. Other assignments: Chairman of the Board of Generic Mobile AB and Director of Generic Sweden AB. Shareholdings: 500

Göran Lindén
Born 1944, Bachelor of Science in Economics . Has been CEO of ABBA AB, BCP AB, Fortos AB, Swedish Match AB and deputy CEO of Procordia AB and member of the executive board in AB Volvo. Other assignments: Chairman of the Board of Insplanet AB, Procordia's retirement fund, Gurlitta AB, Flodins Filter AB, Retail House Oy and Västanå Slott AB and Director of Wicanders Förvaltnings AB, Cycleurope AB, Pricer AB, Alpha Sweden AB and Plockmatic Int. AB. Shareholdings: 0

Lars-Erik Jansson
Lars-Erik Jansson retired as Chief Executive Officer on December 31st, 2005 and also left the Board of Direcotors on the same date.

Secretary to the Board

Anders Wikström *Secretary to the Board*
Born 1949. Secretary to the Board since 1994. Lawyer, Mannheimer Swartling Advokatbyrå. Shareholdings: 343


Jan Kvarnström


Marianne Dicander Alexandersson


Ulla-Britt Fräjdin-Hellqvist


Mats Israelsson


Stig-Arne Larsson


Göran Lindén


Lars-Erik Jansson


Anders Wikström

The information refers to the situation in February 2006. Shareholdings include own holdings and those of spouse, minors or children living at home and associated companies.

The Board of Directors' rules of procedure

The Board of Directors' rules of procedure is set annually. The rules of procedure describes the work of the Board and the distribution of responsibility between the Board and the Chief Executive Officer. The rules of procedure also prescribes that the Board shall have an audit committee and a remuneration committee made up of all members of the Board who are not employed by the company. The Chairman of the committees shall be the Chairman of the Board of Directors.

The Chairman of the Board of Directors

The Chairman of the Board of Directors is responsible for making sure that the members of the Board regularly receive information needed from the Chief Executive Officer in order to follow the company's financial position, results, liquidity, financial planning and development. The Chairman of the Board of Directors is also obliged to fulfil decisions made by the Annual General Meeting regarding establishing an election committee and to take part in the work of the committee.

The Board of Directors' activities 2005

During 2005, Castellum's Board held nine meetings of which one was an inaugural meeting. According to the prevailing procedural rules, the Board must hold at least five ordinary board meetings each calendar year.

Board meetings are held in conjunction with the publication of the company's reports, with the year-end and proposed appropriation of profits being dealt with in January, interim accounts in April, July and October, and the budget for the next year at the meeting held in December.

At each of the ordinary board meetings, those present deal with matters of significance for the company, such as acquisitions and sales of properties, as well as investments in existing properties. Furthermore the Board is informed about the current state of operations in both the rental and real estate markets as well as the stock and credit markets.

The regular matters dealt with by the Board during 2005 included the business plan, company-wide policies, overall strategies, the procedural rules for the Board, the capital structure and financing requirements, accounting matters and the company's insurance situation.

Fees to the Board of Directors

Fees of SEK 1,050,000 (1,050,000) were paid to the Board of Directors according to the AGM's decision. Of which the chairman received SEK 300,000 (300,000) and the other Directors excluding the CEO each received SEK 150,000 (150,000). No other compensation beside the fees has been paid.

Board of Directors, number of meetings and presence during 2005 in Castellum AB

			Presence/Of total number of meetings		
Name	Elected/Dismissed	Independent	Boardmeetings	Audit Committee	Remuneration Committee
Jan Kvarnström, Chairman	1994	Yes	9 of 9	2 of 2	7 of 7
Marianne Dicander Alexandersson	2005	Yes	4 of 7	0 of 2	4 of 7
Ulla-Britt Fräjdin-Hellqvist	2003	Yes	9 of 9	2 of 2	6 of 7
Mats Israelsson	1997	Yes	8 of 9	2 of 2	6 of 7
Stig-Arne Larsson	1997	Yes	9 of 9	2 of 2	7 of 7
Göran Lindén	1999	Yes	8 of 9	2 of 2	7 of 7
Lars-Erik Jansson, Chief Executive Officer	2000/2005	No	9 of 9	–	–
Gunnar Larsson	1996/2005	Yes	2 of 2	1 of 1	1 of 1

Remuneration Committee
The Remuneration Committee works mainly with the question of remuneration and incentive plans for the CEO and other senior executives. The Remuneration Committee shall meet at least twice a year. During 2005 the Committee has held seven meetings.

Audit Committee
The Audit Committee's tasks are to take responsibility for the company's internal control, accounting principles, risk management, financial reporting, auditing and prepare for the election of auditors and their remuneration as well as secure a qualified independent review of the company. The Audit Committee shall meet with the company's auditors at least twice a year. During 2005 the Committee has held two meetings of which one with the auditors present.

Internal control
Castellum is a decentralized small-scale organization with about 30 employees in each subsidiary. The group has a clear distribution of responsibility and built in controls, why the need for a separate unit for internal audits is not considered necessary. Internal control and follow-up on results are made on many levels within the group, on both property level and subsidiary level as well as on group level.

Internal control comprises all companies within Castellum and includes methods and activities for securing assets, control of accuracy and reliability of reports, promotion of efficiency and for making sure that given guidelines are followed.

All subsidiaries provide quarterly reports according to a standardized routine for reporting, both legal and operations based reports. Each company consolidates their units and reports to Castellum AB. The reports make up the basis for the group's consolidated reports.

All subsidiaries have their own independent financial organization which makes sure that there are routines for control, that group guidelines, handbooks and policies are followed and that the financial reports are correct, complete and delivered on time.

Quality assurance regarding the financial reporting for the half-year and the year-end as well as the internal control is provided by the company's external auditors conducting audits on both subsidiary and group level.

The Board of Directors control is carried out by the audit committee which follows up on Castellum's self estimated internal control and through discussions with the company's auditors.

Audit
Castellum's auditors are elected by the AGM for a period of four years. The present period began in 2003 and the next election will therefore take place at the regular AGM in 2007. The company's auditors are Caj Nackstad, working at KPMG, Ingemar Rindstig, working at Ernst & Young and Conny Lysér, deputy auditor, working at KPMG, all of them are authorised public accountants.

Remuneration to auditors

Remuneration to auditors during the year was SEK 3,610,000 (2004: 3,275,000, 2003: 2,468,000), of which SEK 2,074,000 (2004: 1,931,000, 2003: 1,760,000) related to auditing assignments and the remainder to consulting. The corresponding amounts for the parent company were SEK 1,171,000 (2004: 1,639,000, 2003: 1,197,000) and SEK 867,000 (2004: 855,000, 2003: 861,000). Of the Group's total remuneration of SEK 3,610,000 (2004: 3,275,000, 2003: 2,468,000), SEK 3,034,000 (2004: 3,067,000, 2003: 2,342,000) refers to KPMG and the remainder to Ernst & Young.



Caj Nackstad
Born 1945.
Company's auditor since 1994.



Ingemar Rindstig
Born 1949.
Company's auditor since 2003.



Conny Lysér
Born 1962.
Company's deputy auditor since 2003.

Senior Executives

In July 2005, it was reported that the Chief Executive Officer, Lars-Erik Jansson, will retire at the turn of the year 2005-2006 and at the same time also leave the Board of Directors. At the Board meeting on July 19th the former Chief Financial Officer and Deputy CEO, Håkan Hellström, was appointed new Chief Executive Officer beginning January 1st, 2006.

Therefore, Henrik Saxborn has been employed as Deputy CEO with responsibility for business development. Henrik Saxborn will enter his position during February 2006. Further, Ulrika Danielsson, former Controller, has been appointed Finance Director and Anette Engström, former Treasurer, has been appointed Financial Director.

The Managing Director of the subsidiary Fastighets AB Corallen, Göran Mårtensson, retired during the autumn of 2005. As new Managing Director, beginning October 1st 2005, Claes Junefelt has been appointed.

The Managing Director of the subsidiary Fastighets AB Brostaden, Nils Pers, has left the company to join other operations. As new Managing Director, beginning February 2006, Anders Nilsson, a former property manager in the company, has been appointed.

The Chief Executive Officer

The Chief Executive Officer is responsible for running the company's day-to-day operations and for leading the operations according to the guidelines and directives submitted by the Board of Directors and for providing the Board with information and necessary basis for decision making.

The Chief Executive Officer is also reporting at Board meetings and shall make sure that members of the Board regularly receive the information needed in order to follow the company's and the group's financial position, results, liquidity, and development.

Principles of remuneration and other terms of employment

Castellum shall uphold such remuneration levels and terms of employment as required in order to recruit and maintain a good management with competence and capacity to reach set goals. The remuneration and other terms of employment for the management shall thus be adjusted to the market conditions. A fixed salary will be paid for work performed in a satisfactory manner.

In addition, flexible remunerations may also be offered, in order to reward clearly goal referenced achievements by simple and transparent constructions. The flexible remuneration of the management shall generally not exceed the fixed salary. The flexible remuneration of the management shall depend upon the extent to which set goals have been fulfilled. The remuneration of the management under the bonus- and incentive programs will depend upon the extent to which set goals have been fulfilled, mainly in respect of profits from property management, sale of properties, development of the company image, training of staff and customer satisfaction, as well as development of the share price, both in nominal figures and compared to the real estate index.

The non-monetary benefits of the management shall facilitate the work of the members of management and shall correspond to what is considered reasonable under relevant market practice.

The pension terms of the management shall be adjusted to market conditions in relation to what is general market practice regarding the corresponding employees, and shall be based on pension schemes with fixed charges.

Dismissal pay and severance pay of a member of the management shall not exceed 24 monthly salaries in total.

For further information regarding remuneration for the management see note 11, page 68.

Senior Executives 2006

Håkan Hellström *Chief Executive Officer, Castellum AB.*
Born 1956, Graduate in Business Administration and Economics. Has previously worked as Authorised Public Accountant. Employed since 1994 as Chief Financial Officer and Deputy Chief Executive Officer. Chief Executive Officer since 2006. Shareholdings: 21 000.

Henrik Saxborn *Will in February 2006 enter position as Deputy Chief Executive Officer with responsibility for business development.*
Born 1964, Graduate Engineer. Previous experience from management and acquisition of properties. Shareholdings: 1 000.

Tage Christoffersson *Managing Director, Eklandia Fastighets AB.*
Born 1952, upper secondary shooling and real estate/economy at KTH. Has been working in the real estate business since 1976. Employed since 1994 and Managing Director of Eklandia since 1995. Shareholdings: 10 200.

Ulrika Danielsson *Finance Director, Castellum AB.*
Born 1972, Graduate in Business Administration and Economics. Experience within the finacial and controlling function. Employed since 1998 and Finance Director since 2006. Shareholdings: 100.

Anette Engström *Financial Director, Castellum AB.*
Born 1961, Graduate in Business Administration and Economics. More than 20 years experience from bank and finance. Employed since 2000 and Financial Director since 2006. Shareholdings: 5 100.

Bengt Arne Johansson *Managing Director, Fastighets AB Briggen.*
Born 1943, Technological upper secondary schooling. More than 20 years experience from contractual work and of heavy construction, as well as 7 years experience from new constructions and refurbishment work. Employed and Managing Director of Briggen since 1996. Shareholdings: 14 400.

Claes Junefelt *Managing Director, Fastighets AB Corallen.*
Born 1960, Graduate Engineer. More than 15 years experience from building construction as team manager/district manager. Employed and Managing Director of Corallen since 2005. Shareholdings: 300.

Claes Larsson *Managing Director, Aspholmen Fastigheter AB.*
Born 1957, Graduate Engineer. Experience from the construction business. Employed and Managing Director of Aspholmen since 2002. Shareholdings: 2 650.

Anders Nilsson *Managing Director, Fastighets AB Brostaden.*
Born 1967, Graduate Engineer. More than 10 years experience from the real estate business. Employed since 1993 and Managing Director of Brostaden since 2006. Shareholdings: 0.

Christer Sundberg *Managing Director, Harry Sjögren AB.*
Born 1955, Graduate Engineer. More than 25 years experience from banks and real estate companies. Employed and Managing Director of Harry Sjögren AB since 1993. Shareholdings: 8 700.

The information above refers to the situation in February 2006. Shareholdings include own holdings and those of spouse, minors or children living at home and associated companies.


Håkan Hellström


Henrik Saxborn


Tage Christoffersson


Ulrika Danielsson


Anette Engström


Bengt Arne Johansson


Claes Junefelt


Claes Larsson


Anders Nilsson


Christer Sundberg

Financial Review

Summary

Group rental income amounted to SEKm 1,907 (1,856), with an economic occupancy rate of 88.1% (89.6%). Income from property management, which is net income for the year excluding changes in value and tax, amounted to SEKm 820 (741), equivalent to SEK 20.00 (18.07) per share. The improvement is 11% and has been achieved chiefly through lower interest rate levels.

During the year, changes in value on properties and derivatives amounted to respectively SEKm 932 (660) and SEKm –40 (–146).

Castellum's net income after tax for the year 2005 was SEKm 1,294 (916).

The real estate portfolio

As of 31 December 2005 Castellum's real estate portfolio had a fair value of SEKm 21,270 (19,449). During the period, investments totalling SEKm 1,357 (1,268) were made, of which SEKm 760 (848) were acquisitions and SEKm 597 (440) investments in existing properties.

Financing

As of 31 December, 2005 Castellum hade long-term binding credit agreements totalling SEKm 10,956 (10,958), short-term binding credit agreements totalling SEKm 422 (732) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,369 are fully covered by unutilized long-term credit agreements. After deduction of liquidity of SEKm 5 (7), net interest bearing items were SEKm 9,391 (8,827). The average duration of Castellum's long-term credit agreements as of 31 December, 2005 was 6.1 years.

The average effective interest rate as of 31 December, 2005 was 3.5% (4.8%). The average fixed interest term on the same date was 2.7 years (2.4), while the share of loans with interest rate maturity during the next 12 months was 57% (36%).

The new year 2006

Rental levels are expected to remain stable and Castellum's lease portfolio is presently considered to be in line with the market rents, hence a majority of the contracts that fall due for renegotiation during 2006 will probably be extended with unchanged conditions. For the year 2006 the levels of demand and new leasing are expected to be continued good among both existing as well as potential customers on all markets where Castellum is present and for both warehouse/industrial and office/retail premises.

The property costs are considered to be on a long-term stable level. However, just like previous years, the trend in property costs is somewhat uncertain when looking at taxes, municipal fees and energy prices.

Castellum's chosen interest rate maturity structure provides low exposure to changes in the market interest rate, hence a short term change will not have any larger effect on Castellum's interest rate costs.

The real estate market seems to continue to be stable with high activity and a large demand from both domestic as well as international investors.

MULTI YEAR SUMMARY

	2005	2004	2003	2002	2001	2000	1999	1998	1997
Income Statement									
Rental income	1 907	1 856	1 758	1 684	1 571	1 435	1 256	1 200	1 131
Property costs	–637	–628	–595	–560	–549	–518	–499	–518	–534
Net operating income	1 270	1 228	1 163	1 124	1 022	917	757	682	597
Central administrative expenses	–68	–69	–67	–63	–67	–62	–56	–58	–53
Net financial items	–382	–418	–428	–442	–414	–360	–271	–271	–234
Income from property management	**820**	**741**	**668**	**619**	**541**	**495**	**430**	**353**	**310**
Changes in value									
Properties, realized	71	89	61	92	22	71	109*	89*	64*
Properties, unrealized	861	571	–104	159	664	597	–*	–*	–*
Derivatives, realized	14	–	–	–	–	–	–*	–*	–*
Derivatives, unrealized	–54	–146	–13	–168	42	–114	–*	–*	–*
Depreciation, items affecting comparability etc	–	–	–	–	–	–12	–84*	–78*	–83*
Current tax	–1	–5	–1	–2	–	–1	–	–1	–
Deferred tax	–417	–334	–171	–44	–338	–276	–127*	–101*	–81*
Net income for the year	**1 294**	**916**	**440**	**656**	**931**	**760**	**328***	**262***	**210***
Balance Sheet									
Investment properties	21 270	19 449	18 015	17 348	16 551	14 759	13 337	8 695*	8 586*
Other assets	103	94	167	172	394	118	184	767	710
Cash and bank	5	7	33	20	20	11	96	100	116
Total assets	**21 378**	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**	**13 617**	**9 562**	**9 412**
Shareholders' equity	8 940	8 035	7 467	7 334	6 946	6 240	6 604	4 263*	4 182*
Interest-bearing liabilities	9 396	8 834	8 598	8 264	8 254	7 245	5 670	4 765	4 795
Deferred tax liabilities	2 126	1 659	1 294	1 124	1 081	743	468	–*	–*
Derivatives	233	391	245	232	64	106	–	–*	–*
Non-interest bearing liabilities	683	631	611	586	620	554	875	534	435
Total shareholders' equity and liabilities	**21 378**	**19 550**	**18 215**	**17 540**	**16 965**	**14 888**	**13 617**	**9 562**	**9 412**
Financial key ratios									
Income from property management, SEKm	820	741	668	619	541	495	430	353	310
Net operating income margin	67%	66%	66%	67%	65%	64%	60%	57%	53%
Interest rate level, average	4.3%	4.9%	5.4%	5.7%	5.8%	5.9%	5.8%	6.3%	6.2%
Interest coverage ratio	315%	277%	256%	240%	231%	238%	259%	230%	232%
Return on equity	15.2%	11.8%	5.9%	9.2%	14.1%	11.8%	7.6%*	6.2%*	5.1%*
Return on total capital	10.4%	9.6%	5.9%	7.6%	10.3%	10.6%	7.1%*	6.7%*	5.7%*
Investments in properties, SEKm	1 357	1 268	1 108	1 050	1 741	1 352	1 993	712	867
Sales, SEKm	468	494	397	503	635	598	425	571	389
Equity/assets ratio	42%	41%	41%	42%	41%	42%	48%	45%*	44%*
***Data per share** (since there are no potential common stock, there is no effect of dilution)*									
Average number of shares, thousand	41 000	41 000	41 000	41 000	41 000	46 628	50 000	50 000	50 000
Earnings after tax, SEK	31.56	22.34	10.73	16.00	22.71	16.30	6.56*	5.24*	4.20*
Income from property management, SEK	20.00	18.07	16.29	15.10	13.20	10.62	8.60	7.06	6.20
Outstanding number of shares, thousand	41 000	41 000	41 000	41 000	41 000	41 000	50 000	50 000	50 000
Dividend, SEK (2005 proposed)	10.50	9.50	8.50	7.50	6.50	5.50	4.50	3.50	2.75
Dividend ratio	73%	73%	72%	69%	68%	72%	73%	69%	62%
Book value of properties, SEK	519	474	439	423	404	360	267	174*	172*
Shareholders' equity, SEK	218	196	182	179	169	152	132	85*	84*

* Valuations for 1997-1998 have not previously been made official, why no adjustments have been made for new accounting principles.



Financial Reports 2005

Consolidated Income Statement

SEKm		2005	2004
Rental income	Note 4	1 907	1 856
Operating income	Note 5	– 353	– 342
Maintenance	Note 5	– 93	– 97
Ground rent	Note 5	– 16	– 16
Real estate tax	Note 5	– 69	– 74
Leasing and property administation	Note 5	– 106	– 99
Net operating income		**1 270**	**1 228**
Central administrative expenses	Note 6	– 68	– 69
Financial items			
Financial income	Note 7	3	4
Financial costs	Note 8	– 385	– 422
Income from property management		**820**	**741**
Changes in value	Note 9		
Properties, realized		71	89
Properties, unrealized		861	571
Derivatives, realized		14	–
Derivatives, unrealized		– 54	– 146
Income before tax		**1 712**	**1 255**
Current tax	Note 10	– 1	– 5
Deferred tax	Note 10	– 417	– 334
Net income for the year		**1 294**	**916**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

Data per share (since there are no potential common stock, there is no effect of dilution)		
Average number of shares, thousand	41 000	41 000
Earnings after tax, SEK	31.56	22.34
Dividend, SEK (for 2005 proposed)	10.50	9.50

Consolidated Balance Sheet

SEKm		Dec 31 2005	Dec 31 2004
ASSETS			
Fixed assets			
Investment properties	Note 12	21 270	19 449
Tangible fixed assets	Note 13	14	7
Other long-term receivables		–	2
Total fixed assets		**21 284**	**19 458**
Current assets			
Rent receivables		9	6
Other receivables		57	56
Prepaid expenses and accrued income		23	23
Cash and bank		5	7
Total current assets		**94**	**92**
TOTAL ASSETS		**21 378**	**19 550**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity attributable to the shareholders of the parent company	Note 15		
Share capital		86	86
Reserves		20	20
Retained earnings		8 834	7 929
Total Shareholders's equity		**8 940**	**8 035**
Liabilities	Note 16		
Long-term liabilities			
Long-term interest-bearing liabilities	Note 17	9 396	8 834
Deferred tax liability	Note 18	2 126	1 659
Total long-term liabilities		*11 522*	*10 493*
Short-term liabilities			
Derivatives		233	391
Accounts payable		141	101
Tax liabilities		17	23
Other liabilities		133	45
Accrued expenses and prepaid income	Note 19	392	462
Total short-term liabilities		*916*	*1 022*
Total liabilities		**12 438**	**11 515**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**21 378**	**19 550**
Pledged assets	Note 20	9 130	8 637
Contingent liabilities		–	–

Income Statement for the Parent Company

SEKm		2005	2004
Income	Note 4	9	9
Central administrative expenses	Note 6	– 49	– 52
Reversed write-downs on shares in subsidiaries		–	37
Financial intems			
Financial income	Note 7	917	665
Financial costs	Note 8	– 407	– 428
Income before changes in value and tax		**470**	**231**
Changes in value	Note 9		
Derivatives, realized		14	–
Derivatives, unrealized		– 54	– 146
Income before tax		**430**	**85**
Current tax	Note 10	–	–
Deferred tax	Note 10	14	48
Net income for the year		**444**	**133**

Since there are no minority interests the entire net income is attributable to the shareholders of the parent company.

Data per share (since there are no potential common stock, there is no effect of dilution)		
Average number of shares, thousand	41 000	41 000
Earnings after tax, SEK	10.83	3.24
Dividend, SEK (for 2005 proposed)	10.50	9.50

Balance Sheet for the Parent Company

SEKm		Dec 31 2005	Dec 31 2004
ASSETS			
Fixed assets			
Tangible fixed assets	Note 13	1	1
Financial fixed assets			
Participations in group companies	Note 14	3 727	3 727
Deferred tax assets	Note 18	46	110
Long-term receivables, group companies		9 925	9 699
Total financial fixed assets		*13 698*	*13 536*
Total fixed assets		**13 699**	**13 537**
Current assets			
Short-term receivables, group companies		353	–
Prepaid expenses and accrued income		4	3
Cash and bank		0	0
Total current assets		**357**	**3**
TOTAL ASSETS		**14 056**	**13 540**
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity	Note 15		
Restricted equity			
Share capital		86	86
Restricted reserves		20	20
Non-restricted equity			
Retained earnings		3 476	3 530
Net income for the year		444	133
Total shareholders' equity		**4 026**	**3 769**
Liabilities	Note 16		
Long-term interest-bearing liabilities	Note 17	9 387	8 825
Long-term interest-bearing liabilities, group companies		313	378
Derivatives		233	391
Accounts payable		2	1
Tax liabilities		1	1
Accrued expenses and prepaid income	Note 19	94	175
Total liabilities		**10 030**	**9 771**
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		**14 056**	**13 540**
Pledged assets	Note 20	8 992	8 488
Contingent liabilities		–	–

Change in Equity

Group, SEKm	*Number of outstanding shares, thousand*	Share capital	Reserves	Retained earnings	Total equity
	Attributable to the shareholders of the parent company				
Shareholders' equity 31-12-2003	*41 000*	**86**	**20**	**4 583**	**4 689**
Change of accounting principles - IFRS	–	–	–	2 778	2 778
Dividend (SEK 8.50 per share)	–	–	–	– 348	– 348
Net income for the year	–	–	–	916	916
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**7 929**	**8 035**
Dividend (SEK 9.50 per share)	–	–	–	– 389	– 389
Net income for the year	–	–	–	1 294	1 294
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**8 834**	**8 940**

Parent Company, SEKm	*Number of outstanding shares, thousand*	Share capital	Restricted reserves	Retained earnings	Total equity
Shareholders' equity 31-12-2003	*41 000*	**86**	**20**	**4 019**	**4 125**
Change of accounting principles - Derivatives	–	–	–	– 177	– 177
Dividend (SEK 8.50 per share)	–	–	–	– 348	– 348
Received group contribution after tax	–	–	–	36	36
Net income for the year	–	–	–	133	133
Shareholders' equity 31-12-2004	*41 000*	**86**	**20**	**3 663**	**3 769**
Dividend (SEK 9.50 per share)	–	–	–	– 389	– 389
Received group contribution after tax	–	–	–	202	202
Net income for the year	–	–	–	444	444
Shareholders' equity 31-12-2005	*41 000*	**86**	**20**	**3 920**	**4 026**

Cash Flow Statement

	Group		Parent Company	
SEKm	2005	2004	2005	2004
Operating activities				
Net operating income	1 270	1 228	9	9
Central administrative expenses	– 68	– 69	– 49	– 52
Depreciations reversed	5	4	0	1
Net financial items paid	– 446	– 403	– 35	48
Tax paid on income from property management	– 1	–	–	–
Cash flow from operating activities before change in working capital	**760**	**760**	**– 75**	**6**
Cashflow from change in working capital				
Change in current receivables	– 32	80	– 1	0
Change in current liabilities	42	14	– 17	8
Cash flow from operating activities	**770**	**854**	**– 93**	**14**
Investment activities				
Investments in existing properties	– 597	– 420	–	–
Property acquisitions	– 710	– 811	–	–
Change in liabilities at acquisitions of properties	74	– 14	–	–
Property sales	468	488	–	–
Change in receivables at sales of properties	30	– 8	–	–
Investments in subsidiaries	–	–	409	256
Other net investments	– 12	– 3	0	– 1
Cash flow from investment activities	**– 747**	**– 768**	**409**	**255**
Financing activities				
Change in long-term liabilities	562	236	497	1 329
Change in long-term receivables	–	–	– 226	– 1 250
Closing derivatives	– 198	–	– 198	–
Dividend paid	– 389	– 348	– 389	– 348
Cashflow from financing activities	**– 25**	**– 112**	**– 316**	**– 269**
Cash flow for the year	**– 2**	**– 26**	**0**	**0**
Cash and bank, opening balance	7	33	0	0
Cash and bank, closing balance	**5**	**7**	**0**	**0**

Accounting Principles and Notes

(All figures in SEKm unless stated otherwise.)

Note 1 Accounting Principles

General information

The consolidated financial reports of Castellum AB (The Parent Company) for the financial year ending December 31, 2005 has been aproved by the Board of Directors and the Chief Executive Officer for publication on February 6, 2006 and will be proposed to the Annual General Meeting 2006 for adoption. The parent company is a Swedish limited liability company (publ), with registered office in Gothenburg, Sweden. The operations of group is described in the Directors' report.

Grounds for the accounting

Castellum's accounts have, beginning financial year 2005, been prepared in accordance with the by the EU adopted IFRS standards and the interpretations of them (IFRIC). Further, the consolidated accounts have been prepared according to Swedish law by application of the Swedish Financial Accounting Standards Council's recommendation RR 30 (Complementary accounting principles for consolidated accounts). The annual report of the parent company has been prepared according to Swedish law and by application of the Swedish Financial Accounting Standards Council's recommendation RR 32 (Accounting for legal entities).

The accounts have been prepared based on acquisition value except for investment properties and derivatives which have been recorded at fair value.

All figures in million Swedish crowns (SEKm) unless stated otherwise and cover the period Januari 1 - December 31, 2005 for income statement items and December 31, 2005 for balance sheet items.

Critical assessements

In order for the accounts to be completed in accordance with the IFRS and generally accepted accounting principles assessments and assumptions must be made that affect the recorded assets, liabilities, income and costs as well as other information in the accounts. These assessments are based upon historical experiences and other factors which are considered fair under the current conditions. Real outcome may be different from these assessments if other assumptions are made or other conditions exist.

In valuation of investment properties the assessments can have significant affect on the income and financial position of the group. The valuation calls for estimation of the future cash flows and decision about the discounting factor (required yield). The assumptions and assessments made are presented in note 12.

Changed accounting principles

The consolidated accounts for the year 2005 are the first to have been prepared with full implementation of the IFRS. A large number of new and revised standards have been adopted. IFRS 1 (First-time Adoption of IFRS) states a set of transition rules for first time adopters. As far as Castellum is concerned this means that standards in effect on December 31, 2005 shall have retrospective application. Differences between IFRS and previously applied accounting principles are shown in note 2. The note also specifies effects on opening equity as of January 1, 2004 and on comparative figures for the income statement and balance sheet for 2004. The format for the consolidated income statement and balance sheet have been changed.

The parent company has, beginning 2005, changed accounting principle regarding derivatives in accordance with the IFRS and the changed Annual Accounts Act. The derivatives are now recorded at fair value in the balance sheet with changes in value in the income statement. These have not previously been subject to market valuation in the accounts. Also the effects of this are shown in note 2.

The consolidated financial statements

The consolidated financial statements are based upon the accounts for all associated companies as of December 31 and have, as previously, been prepared in accordance with the acquisition accounting method, which means that assets and liabilities have been recorded at their market value, in accordance with a prepared acquisition analysis. The consolidated balance sheet and income statement include all companies in which the parent company has either directly or indirectly controlling influence. In addition to the parent company, the Group comprises the subsidiaries and associated companies, in the notes below.

The consolidated income statement includes records of associated companies acquired or sold during the year only for the time of control.

Inter-group sales, income, losses and dealings are eliminated in the consolidated accounts.

Income

Rental income, which from an accounting perspective is also called income from operating leases, is recorded as income in the period which they refer to. In cases where a lease during a certain period of time offers a reduced rent, corresponding to a higher rent at another point in time, this sub/surplus rent is spread out over the period of the lease. Pure discounts, such as reduction for successive moving in, are recorded in the income statement in the period when they are given.

Income from property sales is entered as of the contract date, unless contrary to special conditions in the purchasing agreement. On sale of property through a company, the transaction is gross accounted with regard to the underlying property price and calculated deduction for deferred tax.

Interest income and interest subsidies are recorded as income in the period which they refer to.

Depreciation

Depreciation according to plan of equipment is based on historical acqusition values after a possible deduction of subsequent write-downs. Depreciation of assets acquired during the year is calculated with reference to the date of acqusition.

Depreciation is linear, which means it remains constant during the period of use. The various groups of equipment are subjects to annual depreciation using the following percentages.

Equipment and installations	20%
Computers	33%

Write-downs

The book values of the Group's fixed assets (excluding investment properties which are valued at fair value) are regularly tested through analysis of individual assets. If such analysis indicates that the book value exceeds the assets recoverable amount, which is the highest of the net selling price and the value in use, write-downs are made down to the recoverable amount. The value in use is the present value of estimated future cash flow. The amount of the write down is recorded in the income statement for the period during which the decrease in value below book value was indicated.

In the case when a previous write-down no longer can be justified, it will be reversed with its net value, which is the original write-down with deduction for the depreciation that should have been made if the write-down never had occurred.

Shareholdings in subsidiaries are tested in the same way as above, where the book value of the shares is compared with the subsidiaries group equity.

Financial costs

Financial costs are interest and other costs that occur when a company is borrowing money. Costs for taking out pledges for mortgages are not considered as financial costs and are capitalized. Financial costs are accounted for in the period which they refer to.

Financial costs also consist of cost of entered interest rate forward agreements. Payments under these agreements are accounted for in the period which they refer to. Net financial items have not been effected by market valuation of the entered interest rate swap agreements, instead changes in the market value of interest rate derivatives are recorded as changes in value under a separate headline.

The part of the interest costs originating from interest during the construction period for major new construction, extensions or refurbishment is capitalized and reduces the financial costs. The interest is calculated on the basis of the average rental level for the Group.

Employee benefits

Employee benefits such as salaries and social costs, paid vacation and paid sick leave are accounted for as the employees perform services in exchange for the remuneration. Benefits according to incentive plans are accounted for as the employees perform sevices during the period of the incentive plan.

Pensions and other post-employment benefits are classified as defined contribution or defined benefit plans. The majority of the Castellum Group's pension commitments are defined contribution plans, which are fulfilled through continuous payments to independent authorities or bodies which administer the plans.

Income taxes

The income tax in the income statement is divided into current and deferred tax. The income tax is recorded in the income statement except when related to transactions, such as group contributions, which have been recorded directly in equity when also possible tax effects have been recorded directly in equity.

When accounting for income taxes the balance sheet method is applied. According to this method deferred tax liabilities and assets are accounted for with respect to every difference between an asset's or liability's book value and its tax basis value, referred to as temporary differences. This means that there is a tax liability or a tax asset that falls due for payment on the date on which the asset or liability is realized. Castellum has two entries in which temporary differences may be found – properties and tax loss carry forwards. Deferred tax assets related to tax loss carry forwards are recorded since it is probable that future taxable income will be available, which may be utilized against the tax loss carry forwards. On a change of the two entries above the deferred tax liability / tax asset is also changed, which is accounted for in the income statement as a deferred tax cost. Besides the deferred tax also current tax, which is equivalent to the tax the company must pay on the taxable income for the year, is recorded in the income statement, adjusted for possible current tax for previous periods. Current and deferred tax are calculated based on the current tax rate.

Deferred tax assets will only be recorded when they can be reasonably considered to have been assessed by the tax authority.

Leases

Rental leases assigned to Castellum's investment properties are, from an accounting perspective seen as operational leases. How these leases are accounted for can be read about in the accounting principals for income and in note 4.

There are also a small number of leases of insignificant value, where Castellum is the lessee. These leases are also accounted for as operational leases and concerns mainly private cars.

Investment properties

An investment property is a property held for the purpose of generating rental income, capital appreciation or both rather than for the use in a company's operations for production or supply of goods or services or for administrative purposes and sales. All of Castellum's owned or by ground rent used properties, are considered to be investment properties.

Investment properties, which at the time of acquisition are recorded at acqusition cost, have been recorded at fair value with changes in value in the income statement. Fair value has been set by using an internal valuation model described in note 12. The just mentioned note also describe the assumptions made as basis for the valuation. The valuation model is based on a long-term value determined on an earnings basis by calculating the net present value of future cash flows with a differentiated reqired yield for each property depending on such factors as location, intended use, condition and standard. In order to provide further assurance of the valuation part of the portfolio has been valued externally.

In the case of major new construction and refurbishment, interest costs during the construction period are capitalized. Subsequent expenditures are capitalized when they increase the valuation of the property, hence costs for repairs and maintenance are accounted for in the period they occure.

On acquisition or sale of properties or companies, the transaction is entered as of the date of the contract unless contradictory to special conditions in the purchasing contract.

Tangible fixed assets

Tangible fixed assets are made up of equipments and installations, which have been included at acquisition value with deduction of accumulated depreciation according to plan and any write-downs made.

Financial assets

Long-term securities are valued at acquisition value, unless a valuation indicates the need for a write-down.

Receivables have, after individual valuation, been recorded at the amount at which they are expected to be received. Short-term receivables are receivables that fall due to payment within 12 months from the balance sheet date.

Financial transactions such as cash received or paid on interests and loans are recorded on the settlement day of the bank holding the account, while other payments are recorded on the accounting date of the bank holding the account.

Cash and bank consist of the bank balance at the end of the accounting period.

There are no receivables in foreign currency.

Repurchased shares

Repurchased shares are accounted for as a deduction of non-restricted equity.

Dividend, group contribution, shareholders' contribution

Dividend received and anticipated are accounted for as a financial income and dividend submitted is accounted for as a deduction of non-restricted equity, after the Annual General Meeting's decision.

Group contributions submitted and received and any tax effects following are accounted for directly in the balance sheet as a deduction or an increase of non-restricted equity. Group contribution received which is considered equal to dividend is accounted for as a financial income in the income statement.

Shareholders' contribution is accounted for as an increase of shares in subsidiaries by the donor and as an increase of non-restricted equity by the recipient.

Financial liabilities

The majority of Castellum's credit agreements are long term. In cases where short-term loans are drawn under long-term credit agreements, the loans are considered as long-term. The loans are recorded on the settlement date at acquisition value. Deferred unpaid interest is recorded in accrued expenses.

Short-term liabilities are liabilities which fall due for payment within 12 months from the balance sheet date. They are recorded at acquisition value.

There are no liabilities in foreign currency.

Derivatives

In order to manage the exposure to fluctuations in the market interest rate according to the financial policy, Castellum has entered into interest rate swap agreements. When using interest rate derivatives changes in value may occur in part due to changes in market interest rates, part due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is compared with a 2-year fixed interest term). Derivatives are recorded on the settlement day and valued at fair value. In order to set the fair value market interest rates for each fixed interest term as listed on the balance sheet date and generally accepted methods for calculations are used. Interest rate swaps are valued by calculating the net present value by discounting future cash flows, instruments containing some sort of option are valued at current repurchase price. Changes in value are recorded in the income statement. Payments made under these agreements are accounted for in the period which they refer to.

Definition of segments

Group operations are organized, managed and reported primarily by geographical region and secondary by type of property. Segments are consolidated according to the same principles as the Group.

Income and costs reported for each segment are actual costs. No distribution of joint costs has been made between the regions. The above is true also for assets and liabilities reported in the note segment reporting below.

Cash flow statement

The cash flow statement has been prepared according to the indirect method, whereby net profit or loss is adjusted for the effects of transactions of a non-cash flow nature during the period as well as income or costs associated with the cash flow from investment or financing activites.

New accounting principles — Note 2

Beginning 2005, Castellum follows the by the EU adopted IFRS standards and the interpretations of them (IFRIC). The new accounting principles have significant effects in two areas – Investment Properties and Financial Instruments.

The investment properties are recorded at fair value in the balance sheet with unrealized changes in value in the income statement. This results in that depreciation and write-downs on properties disappear and that the term income from property sales changes to be the difference between the sales price and the latest officially reported fair value, i.e. a realized change in value.

Castellum manage interest rate risk on portfolio level and uses interest rate derivatives in order to achieve the desired interest rate maturity structure. An interest rate derivative is a financial instrument which is recorded at fair value in the balance sheet and, in the way Castellum manages interest rate risks, with changes in value in the income statement.

The effect of the new accounting principles on the comparative years 2004 and 2003 are reported below.

Income statement - previous /	Group		Parent Company	
new accounting principles, SEKm	2004	2003	2004	2003
Net income, previous accounting principles	586	526	238	333
Depreciation on properties	134	117	–	–
Income from property sales	– 190	– 180	–	–
Properties realized changes in value	89	61	–	–
Properties unrealized changes in value	571	– 104	–	–
Derivatives unrealized changes in value	– 146	– 13	– 146	– 13
Deferred tax 28% on above	– 128	33	41	4
Net income, new accounting principles	916	440	133	324

Shareholders' equity - previous / new accounting principles, SEKm	Group 31 Dec, 2004	Group 31 Dec, 2003	Parent Company 31 Dec, 2004	Parent Company 31 Dec, 2003
Shareholders' equity, previous accounting priciples	4 927	4 689	4 051	4 125
Properties - fair value	4 708	4 104	–	–
Derivatives - fair value	–391	–245	–391	–245
Deferred tax 28% on above	–1 209	–1 081	109	68
Shareholders' equity, new accounting principles	8 035	7 467	3 769	3 948

Note 3 Segment reporting

Primary segment	Greater Gothenburg 2005	Greater Gothenburg 2004	Öresund Region 2005	Öresund Region 2004	Greater Stockholm 2005	Greater Stockholm 2004	Mälardalen 2005	Mälardalen 2004	Western Småland 2005	Western Småland 2004	The Castellum Group 2005	The Castellum Group 2004
Rental income, external	612	592	478	472	359	363	239	217	219	212	1 907	1 856
Property costs	–183	–178	–145	–148	–137	–142	–96	–87	–76	–73	–637	–628
Net operating income	429	414	333	324	222	221	143	130	143	139	1 270	1 228
Changes in value												
Properties, realized	34	60	38	29	1	0	1	0	– 3	0	71	89
Properties, unrealized	318	248	263	315	151	–45	90	14	39	39	861	571
Net income	781	722	634	668	374	176	234	144	179	178	2 202	1 888
Unallocated items												
Central admin. exp.											–68	–69
Net financial items											–382	–418
Derivatives, changes in value											–40	–146
Current tax											–1	–5
Deferred tax											–417	–334
Net income for the year											1 294	916
Investment properties	6 956	6 330	5 979	5 555	3 891	3 544	2 365	2 000	2 079	2 020	21 270	19 449
Equipment	5	3	2	0	2	2	2	1	3	1	14	7
Current assets	21	18	14	26	32	17	9	15	9	6	85	82
Cash and bank	5	7	0	0	0	0	0	0	0	0	5	7
Unallocated items												
Financial fixed assets											0	2
Current assets											4	3
Total assets											21 378	19 550
Unallocated items												
Shareholders' equity											8 940	8 035
Long-term interest-bearing liab.											9 396	8 834
Deferred tax liability											2 126	1 659
Non-interest-bearing liab.											330	568
Non-interest-bearing liab.	176	154	165	99	114	92	67	60	64	49	586	454
Total shareholders' equity and liabilities											21 378	19 550
Investments	542	484	282	341	195	149	290	144	48	150	1 357	1 268
Sales	268	223	159	243	1	0	16	12	24	16	468	494
Cash flow from operating activities*	448	428	411	348	229	237	156	130	155	148	1 399	1 291
Unallocated cash flow											–629	–437

*) Cash flow from operations excluding central administrative expenses, net financial items and tax paid.

Secondary segment	Office/Retail 2005	Office/Retail 2004	Warehouse/Industrial 2005	Warehouse/Industrial 2004	Residential 2005	Residential 2004	Development Projects 2005	Development Projects 2004	Undeveloped land 2005	Undeveloped land 2004	Castellum 2005	Castellum 2004
Rental income, external	1 213	1 141	644	635	32	56	18	24	0	0	1 907	1 855
Investment properties	13 589	12 456	6 429	5 591	345	633	535	449	372	320	21 270	19 449
Investments	456	843	762	329	4	2	104	78	31	16	1 357	1 268
Sales	18	42	78	86	368	353	0	13	4	0	468	494

Rental income — Note 4

Rental value

Group rental income was SEKm 1,907 (1,856). The improvement in rental income is chiefly an effect of a larger real estate portfolio but also due to improved income for corresponding units. Rental income consists of the rental value with deduction for the value of vacant premises during the year.

Rental value refers to the rental income received plus the estimated market rent of unlet premises. The rental value also includes supplementary charges for the tenant, such as heating, real estate tax and an index supplement.

Rental value SEK/sq.m. for the different regions and type of properties are shown in the table below. The rental levels have in principle remained unchanged compared with previous year.

Rental value	Office/Retail		Warehouse/ Industrial		Residential		Total	
SEK/sq.m.	2005	2004	2005	2004	2005	2004	2005	2004
Greater Gothenburg	1 111	1 099	629	622	985	989	839	834
Öresund Region	1 192	1 190	617	622	1 058	990	915	931
Greater Stockholm	1 191	1 224	754	768	–	–	999	1 031
Mälardalen	882	903	596	628	–	–	766	794
Western Småland	871	867	451	441	–	–	675	659
Total	**1 071**	**1 081**	**618**	**617**	**1 033**	**990**	**851**	**859**

Renegotiation

Commercial leases, for which rents are paid quarterly in advance, are signed for a certain period of time, which means that a change in the market rents does not have an immediate effect on rental income. Rental levels can only be changed when the lease in question is due for renegotiation. Castellum's lease portfolio is presently considered to be in line with the market rents. Meaning that a majority of the contracts now expiring are extended with unchanged conditions.

Commercial leases include a so-called index clause, which provides for an upward adjustment of the rent, corresponding to a certain percentage of inflation during the previous year or a minimum upward adjustment.

The rental level for residential properties is renegotiated in principle each year with the relevant tenants' association. The rental levels of companies owned by the municipalities, which were largely unchanged during the year, act as a benchmark in the negotiations.

The lease expiry structure for Castellum's portfolio is shown in the table below. An explanation of the relatively small portion during 2006 is that certain leases were already renegotiated during 2005 due to the periods of notice. The most common term of a new lease is currently 3-5 years with a nine months notice. The average remaining lease duration in the portfolio is 3.0 years (2.9).

Lease expiry structure	No. of leases	Area thous. sq.m.	Lease value SEKm	Percentage of value
Commercial, term				
2006	990	308	248	14%
2007	1 056	512	435	24%
2008	812	472	421	23%
2009	461	294	263	15%
2010	114	168	158	9%
2011+	127	277	264	15%
Total commercial	**3 560**	**2 031**	**1 789**	**100%**
Residential	638	45	44	
Parking spaces and other	1 428	43	48	
Total	**5 626**	**2 119**	**1 881**	

Economic occupancy rate

Castellum's economic occupancy rate during 2005 was 88.1% (89.6%). The economic occupancy rate for warehouse and industrial properties amounted to 87.5% (90.6%) and for office and retail properties 88.2% (88.7%). Adjusted for acqusitions and sales the economic occupancy rate has in principle remained unchanged during 2005. The total annual rental value for vacant premises during the year amounted to approx. SEKm 276.

New leases during the year amounted to an annual value of SEKm 208 (163), while contracts terminated and bankruptcies amounted to SEKm 162 (179). Hence, net leasing for the year was SEKm 46 (–16).

Economic occupancy rate	Office/Retail 2005	Office/Retail 2004	Warehouse/ Industrial 2005	Warehouse/ Industrial 2004	Residential 2005	Residential 2004	Total 2005	Total 2004
Greater Gothenburg	89.4%	89.5%	92.2%	95.2%	99.8%	98.9%	90.7%	92.2%
Öresund Region	89.4%	91.1%	84.3%	90.2%	99.4%	99.2%	88.1%	91.2%
Greater Stockholm	82.5%	82.4%	84.2%	89.1%	–	–	83.1%	84.5%
Mälardalen	87.9%	89.5%	86.7%	84.1%	–	–	87.5%	87.8%
Western Småland	92.9%	92.8%	83.8%	83.6%	–	–	90.0%	89.8%
Total	**88.2%**	**88.7%**	**87.5%**	**90.6%**	**99.5%**	**99.1%**	**88.1%**	**89.6%**

Risk exposure

Castellum's lease portfolio has good risk exposure. The Group has around 3,600 commercial leases and 600 residential contracts and their spread in terms of size can be seen in the table below. The single largest agreement as well as the single largest tenant accounts for only 1% of the Group's total rental income. The spread of commercial lease agreements across various sectors is also good, as shown in the following table..

Lease size, SEKm	No. of leases	Percentage	Lease value SEKm	Percentage
Commercial				
< 0.25	2 142	38%	193	10%
0.25-0.5	601	11%	212	11%
0.5-1.0	422	7%	299	16%
1.0-3.0	300	5%	493	26%
> 3.0	95	2%	592	32%
Total commercial	**3 560**	**63%**	**1 789**	**95%**
Residential	638	11%	44	2%
Parking space and other	1 428	26%	48	3%
Total	**5 626**	**100%**	**1 881**	**100%**

Commercial leases distributed on sectors (GICS-code)	No. of leases	Lease value SEKm	Percentage
Energy (10)	15	8	1%
Materials (15)	64	58	3%
Capital goods (2010)	445	286	16%
Commercial Services & Supplies (2020)	819	212	12%
Transportation (2030)	111	96	5%
Retailing (2550)	639	325	18%
Other Consumer Durables and Services (2510-2540)	420	204	11%
Consumer Staples (30)	100	78	4%
Health Care (35)	168	100	6%
Finance and Real Estate (40)	140	67	4%
Software and Services (4510)	204	106	6%
Technology Hardware and Equipment (4520)	120	95	5%
Telecommunication Services (50)	88	9	1%
Utilities (55)	10	4	0%
Public Sector etc.	217	141	8%
Total	**3 560**	**1 789**	**100%**

The table below shows the spread of future rental income for existing lease agreements.

	Group		Parent Company	
Future rental income for existing lease agreements	2005	2004	2005	2004
Contractad rental income year 1				
Commercial leases	1 818	1 782	–	–
Residential	18	22	–	–
Contracted rental income between 2 and 5 years	3 377	3 228	–	–
Contracted rental income after more than 5 years	526	542	–	–
Total	**5 739**	**5 574**	–	–

Property Costs

Note 5

Property costs in 2005 was SEKm 637 (628), equivalent to SEK 247/sq.m. (255). This amount includes both direct property costs such as costs of operation, maintenance, ground rent and real estate tax, and indirect costs such as leasing and property management.

Operating expenses

Operating expenses include electricity, heating, water, facilities management, cleaning, insurance, rent losses and property-specific marketing costs. Most of the operating expenses are passed on to the tenants as supplement to the rent. For warehouse and industrial properties, however, tenants are in most cases directly responsible for most of the operating costs. Operating expenses in 2005 were SEKm 353 (342), equivalent to SEK 136/sq.m. (138). Operating expenses, which are considered to be at a normal level for the business, are dependent on the weather, which means that they vary between both different years and seasons of the year.

Maintenance

Maintenance costs consist of both periodic and ongoing measures to maintain the property's standard and technical systems. For 2005 costs for maintenance were SEKm 93 (97), equivalent to SEK 36/sq.m. (40).

Ground rent

Ground rent, including lease rent, for the year 2005 was SEKm 16 (16), and mainly related to Greater Stockholm. Ground rent is the charge paid annually to the local authority by the owner of a building on land own by a local authority. The ground rent contracts are spread over a period of time and are in most cases renegotiated at intervals of 10 to 20 years. At the end of year 2005 Castellum had approximately 50 properties with ground rent. Existing ground rent contracts expire with a relatively even spread over the next 15-year period.

Real estate tax

Group real estate tax was SEKm 69 (74), equivalent to SEK 28/sq.m. (30). Real estate tax is a state tax based on the property's tax assessment value. The greater part of the real estate tax is passed on to the tenant. The tax rate for 2005 was 1% of the tax assessment value for office/retail properties and 0.5% for warehouse/industrial and residential properties.

Leasing and property management

The Group's leasing and property management costs for 2005 were SEKm 106 (99), equivalent to SEK 41/sq.m. (41). Leasing and property management refers to the indirect costs of ongoing property management, comprising the costs of leasing operations, rent negotiation, leases, rent debiting, rent demands and accounting as well as project administration costs and depreciation on equipment and installations in subsidiaries. Of the costs SEKm 60 (54) refer to employee benefits and SEKm 5 (4) depreciation on equipment and installations.

Summary

Property costs per square metre, distributed by property type and cost category are shown below.

Property costs SEK/sq.m.	Office/Retail 2005	Office/Retail 2004	Warehouse/ Industrial 2005	Warehouse/ Industrial 2004	Residential 2005	Residential 2004	Total 2005	Total 2004
Operating expenses	174	173	96	96	229	237	136	138
Maintenance	47	50	24	28	52	49	36	40
Ground rent	8	8	5	5	–	–	6	6
Real estate tax	44	49	10	10	30	38	28	30
Direct property costs	**273**	**280**	**135**	**139**	**311**	**324**	**206**	**214**
Leasing and property management (indirect)							41	41
Total	**273**	**280**	**135**	**139**	**311**	**324**	**247**	**255**

Note 6 Central administrative expenses

Central administrative expenses totalled SEKm 68 (69). These include the costs of portfolio management, company administration and the costs of maintaining the Stock Exchange listing. This involves all of the costs of Castellum AB, comprising Group management, finance department, IT, personnel, investor relations, annual report, audit, and depreciation on equipment and installations etc. At the subsidiary level, the figures include, costs for the MD and financial manager as well as costs of preparing the annual report, audit etc. Of the costs, excl. the incentive plan described below, SEKm 32 (29) refer to employee benefits and SEKm 0 (1) depreciation on equipment and installations.

Central administrative expenses also include costs relating to a profit and share-related incentive plan for senior management and other senior executives, to the order of SEKm 12 (13).

Note 7 Financial income

	Group 2005	Group 2004	Parent Company 2005	Parent Company 2004
Interest subsidies	1	2	–	–
Anticipated dividend, subsidiaries	–	–	353	–
Group contribution, subsidiaries	–	–	128	205
Intereset income, subsidiaries	–	–	436	460
Intereset income	2	2	0	0
Other financial income	–	–	0	0
Total	**3**	**4**	**917**	**665**

Note 8 Financial costs

	Group 2005	Group 2004	Parent Company 2005	Parent Company 2004
Interest costs, subsidiaries	–	–	21	22
Interest costs	385	422	386	406
Other financial costs	0	0	–	0
Total	**385**	**422**	**407**	**428**

Net financial items were SEKm –382 (–418). During the year, SEKm 3 (3) in interest costs were capitalized in connection with investments in the real estate portfolio. The average rental level during the year was 4.3% (4.9%), which is also the rental level used when capitalizing interest costs. For further information about the financial risk management and policy, see note 17, Long-term interest-bearing liabilities.

Note 9 Changes in value

Investment properties

During the year 25 properties (28) were sold for a total of SEKm 468 (494), which exceeded fair value by SEKm 71 (89) and the book value according to earlier accounting principles by SEKm 216 (190). The majority of the sales are residential properties being sold to tenant owners' associations.

Based on annual business plans an internal valuation of all properties using a 10 year cash flow-based model with an individual assessment for each property of both its future earnings capacity and the required yield is carried out at the year-end. In note 12 the model used and the assumptions made in the internal valuation are described.

In order to reflect the increase in prices seen on the real estate market assumptions of reduced market yields by 0.4 percentage units since the year end have been made in the internal valuation. The valuation shows a fair value of SEKm 21,270, giving an unrealized change in value of SEKm 861, equivalent to approx. 4%.

Derivatives

Castellum's average interest rate for funding was 3.5% at the end of the year. The average market interest rate for a new credit portfolio with the equivalent interest rate maturity structure is 3.1%. The difference is in part due to lower market interest rates since deal date, part due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is compared with a 2-year fixed interest term). Since the market interest rate is lower there is a sub value in the interest rate portfolio, which at the end of the year, was SEKm 233 (391). During the year interest rate derivatives to a value of SEKm −198 have been closed, giving a realized change in value of SEKm 14. Together with an unrealized change in value of SEKm −54 the total change in value was SEKm −40.

Tax costs — Note 10

Income tax in Sweden for limited liability companies is 28%. In the income statement, the income tax is recorded in two entries, current tax and deferred tax. Current tax is based on the taxable income for the year, which is lower than the recorded net income for the year. This is mainly an effect of the possibility to:

- use tax depreciation on buildings of 2-5%, which is not made in the accounts,
- make tax deductions for certain investments in properties, which are capitalized in the accounts,
- utilize existing tax loss carry forwards.

The deferred tax is a provision for the tax which will be paid in the future when the properties are sold, and the depreciation for tax purposes and the capitalized investments deducted for tax purposes are reversed.

As shown in the table below, there is in principle no taxable income for 2005, since Castellum uses the above mentioned depreciation for tax purposes, makes tax deductions on some investments and utilizes existing tax loss carry forwards.

Tax calculation for the Group 31-12-2005	Basis current tax	Basis deferred tax
Income before tax	1 712	–
Deductions for tax purposes		
depreciation	– 373	373
investments	– 154	154
Difference fiscal and book value on properties sold	173	– 173
Non taxable changes in value on properties	– 861	861
Other tax allowances	5	– 5
Taxable income from operations	502	1 210
Tax loss carry forwards, opening balance	– 52	52
Deductions for tax purposes		
investments, previous assessments	– 306	306
interest derivatives, previous assessments	– 391	391
write-downs on shares, previous assessments	– 330	117
other	– 1	– 6
Tax loss carry forwards, closing balance	581	– 581
Taxable income	**3**	**1 489**
Of which 28% current / deferred tax	– 1	– 417

When calculating the current tax consideration has been taken to now assessed earlier claimed deductions for investments deductible for tax purposes, the sub value on interest rate derivatives and write-downs on shares in subsidiaries.
Investments deductible for tax purposes, write-downs on shares in subsidiaries and decreases in value on interest rate derivatives lead to lower current tax and corresponding higher deferred tax. Write-downs on shares give a lower current tax without a corresponding higher deferred tax. As shown in the table above the remaining tax loss carry forward are calculated to SEKm 581.

The total tax may be different from 28% in those cases where there are recorded income / costs which are not taxable / tax deductable or as an effect of other tax adjustments.

For the parent company deferred tax of SEKm 79 (15) has been recorded directly in equity since the underlying transaction has been recorded in that way.

	Group		Parent Company	
Tax cost	2005	2004	2005	2004
Income before tax	1 712	1 255	430	85
Tax according to the current tax rate, 28%	– 479	– 351	– 120	–24
Tax effects due to:				
non-taxable group contributions etc.	–	–	36	67
non-taxable dividend	–	–	98	–
write-downs on shares in subsidiaries	60	–	–	–
other tax adjustments	1	12	–	5
Disclosed tax cost	**– 418**	**–339**	**14**	**48**

Note 11 Personnel, Board of Directors and Auditors

Senior executives

Remuneration and benefits to the Chief Executive Officer, Deputy Chief Executive Officer and other senior executives is decided by a remuneration committee consisting of all members of the Board of Directors, excluding the Chief Executive Officer. The remuneration comprises a fixed salary and a bonus according to an incentive plan described below. The bonus can, during the three-year period, amount to a maximum of three years salary.

Senior executives and other senior employees have an incentive plan that comprises two parts:

- One profit-based part mainly based on the profit trend and, if the targets are reached, this is paid as salary on an annual basis after the financial statements have been adopted. The profit-based part, which will continue up to and including 2005, can total at maximum of a half-year salary per annum, for Castellum equivalent to a cost of SEKm 8, including social costs.
- One share price-based part based on the total return on the Castellum share during a three-year period, both in nominal figures and compared with the real estate index. Any bonus due is paid as salary after the measurement period of June 2005-May 2008. The share price-based part can during the three-year period total a maximum of one and a half years salary, for Castellum equivalent to a cost of SEKm 23, including social costs.

Executives in receipt of a bonus undertake to acquire Castellum shares for at least half of the amount of the bonus due after tax. The bonus paid does not affect pension contributions.

During the year the Chief Executive Officer received a fixed salary including car benefits of SEK 2,748,000 (2,682,000). In addition to this, SEK 2,051,000 (2,400,000) has been recorded as bonus for 2005, of which SEK 1,123,000 (1,200,000) refers to the profit-based part and SEK 928,000 (1,200,000) refers to the share price-based part. The Chief Executive Officer has a defined contribution pension with no other obligations for the company than to pay an annual premium, which during the year amounted to 17% (19%) of the fixed salary. This implies that the CEO, after completed employment, has the right to decide on his own, the time-frame during which the defined payments and subsequent return will be received as pension. The retirement age is 65 years. If notice of dismissal is given by the company the Chief Executive Officer is entitled to two years' salary, with deduction of salary or remuneration received from other employment or activity.

The Deputy Chief Executive Officer and other senior executives, eight persons in total, have during the year received fixed salaries including car benefits of SEK 9,177,000 (8,430,000). In addition to this, SEK 7,216,000 (7,683,000) has been recorded as bonus for 2005, of which SEK 4,055,000 (3,795,000) refers to the profits-based part and SEK 3,161,000 (3,888,000) refers to the share price-based part. These persons have a defined contribution pension with no other obligations for the company than to pay an annual premium, which depending on age and salary is in the range of 22%-42% (22%-40%) of the fixed salary. This implies that these persons, after completed employment, have the right to decide on their own, the time-frame during which the defined payments and subsequent return will be received as pension. The retirement age is 65 years, with the right to work until the age of 67. If notice of dismissal is given by the company, these persons are entitled to no more than two years' salary, with deduction of salary or remuneration received from other employment or activity.

Board of Directors

Fees of SEK 1,050,000 (1,050,000) were paid to the Board of Directors according to the AGM's decision. Of which the chairman received SEK 300,000 (300,000) and the other Directors excluding the CEO each received SEK 150,000 (150,000). No other compensation beside the fees has been paid.

Auditors

Remuneration to auditors during the year was SEK 3,610,000 (3,275,000), of which SEK 2,074,000 (1,931,000) related to auditing assignments and the remainder to consulting. The corresponding amounts for the parent company were SEK 1,171,000 (1,639,000) and SEK 867,000 (855,000). Of the Group's total remuneration of SEK 3,610,000 (3,275,000), SEK 3,034,000 (3,067,000) refers to KPMG and the remainder to Ernst & Young.

Personnel

	Group		Parent Company	
	2005	2004	2005	2004
Number of employees				
Average number of employees (all in Sweden)	185	187	11	12
of which women	*67*	*67*	*4*	*5*
Salaries and remuneration				
Board of Directors, CEO and Deputy CEO	20	20	9	9
of which commission and bonus	*9*	*9*	*4*	*4*
Other employees	66	62	11	11
Total	**86**	**82**	**20**	**20**
Social costs				
Board of Directors, CEO and Deputy CEO	10	10	4	4
of which pension costs	*3*	*3*	*1*	*1*
Other employees	32	29	4	5
of which pension costs	*8*	*7*	*1*	*1*
Total	**42**	**39**	**9**	**9**

During 2005 the parent company had 7 (7) Boardmembers, of which 2 (1) are women, while the total number of Boardmembers in Group's subsidiaries were 20 (20), of which 2 (3) are women. The senior executives of the Group and the parent company were 9 (9), of which 1 (1) woman. The total number of senior executives in the subsidiaries' managerial bodies and and the senior executives of the Group were 36 (38), of which 6 (7) are women.

Absence due to illness for the year was 4% (3%), of which 2 percentage units (1) are long-term sick leave. The absence due to illness for men and women were 3% (2%) and 6% (3%) respectively. The absence due to illness were 1% (1%) for the age group 29 years or younger, 5% (2%) for the age group 30-49 years and 4% (4%) for the age group 50 years or older. Absence due to illness for the parent company was 0% (0%).

About 25 employees within the Castellum Group have defined benefit ITP-plans with continuous payments to Alecta. These plans are recorded a defined contribution plan since Alecta does not provide the information needed, why there is lack of information in order to report the plan as a defined benefit plan. There are, however, no indications of any significant liabilities besides what have already been paid to Alecta.

Insurance premiums paid to Alecta during the year amounted to SEKm 1 (1). The surplus in Alecta may be distributed to the insurance holder and/or the insured. At the end of 2005 Alecta's surplus in the form of the collective consolidation level was 128,5% (128,0). The collective consolidation level is made up of the market value of Alecta's assets as a percentage of the insurance obligations calculated according to Alecta's assumtions for calculating the insurace, which do not comply with IAS 19.

Note 12 Investment properties

	Group 2005	Group 2004	Parent Company 2005	Parent Company 2004
Schedule of the changes during the year				
Opening balance, new accounting principles	19 449	18 015	–	–
Investments in existing properties	597	420	–	–
of which capitalized interest costs	*3*	*3*	–	–
Acquisitions	760	848	–	–
Sales	– 397	– 405		
Changes in value	861	571	–	–
Closing balance	**21 270**	**19 449**	–	–
Schedule of tax assessment value				
Buildings	7 545	7 434	–	–
Land	2 403	2 418	–	–
Total tax assessment value	**9 948**	**9 852**	–	–
Rental income from investment properties	1 907	1 856	–	–
Property costs for investment properties	637	628	–	–

Significant obligations

Castellum has no significant obligations to acquire, sell, maintain or improve any investment property. However, Castellum is obligated to complete ongoing investments of about SEKm 450, of which the largest may be seen in the table below.

Ongoing investments	Investment, SEKm	Remaining investment, SEKm	To be completed
Arendal 1:13, Gothenburg	128	80	Q 3, 2006
Visiret 2, Stockholm	98	56	Q 3, 2006
Nordstaden 2:16, Gothenburg	82	55	Q 3, 2006
Dragarbrunn 16:2, Uppsala	75	55	2007
Svetsaren 6, Örebro	48	46	Q 4, 2006

Valuation model

According to accepted theory, the value of an asset consists of the net present value of the future cash flow that the asset is expected to generate. This section aims to describe and illustrate Castellum's cash flow-based model for the calculation of the value of the real estate portfolio.

The value of the real estate portfolio is calculated in this model as the total present value of net operating income minus remaining investments on ongoing projects, during the next nine years and the present value of the estimated residual value in year ten. The residual value in year ten consists of the total present value of net operating income during the remaining economic life span. The estimated market value of undeveloped land is added to this.

The required yield and assumption regarding future real growth are of crucial importance for the calculated value of the real estate portfolio, as they are the most important value-driving factors in the valuation model. The required yield is the weighted cost of borrowed capital and equity. The cost of borrowed capital is based on the market interest rate for loans. The cost of equity is based on a "risk-free interest rate" equivalent to the long-term government bond rate with the addition of a "risk premium". The risk premium is unique to each investment and depends on the investor's perception of future risk and potential.

To illustrate the model, the following example is provided. It should be noted that assumptions regarding cash flow growth and other assumptions included in the model are only intended to illustrate the model. The example should thus not be regarded as a forecast of the company's expected earnings.

Assumptions in the example:

- *The economic occupancy rate is assumed to increase in order to reach a long-term level of 95% in the year 2010.*
- *Net operating income for 2005 is based on the result for the investment properties, with an assumed cost of SEK 30/sq.m. for pure property administration.*
- *Growth in rental value and property costs has been assumed to 1% per annum during the calculation period.*
- *The average economic life of the real estate portfolio has been assumed to be 50 years.*
- *Projects and land have been assumed to be SEKm 907.*
- *The required yield is calculated according to the following assumptions:*

	Required yield	Percentage of capital	Weighted required yield
Equity	9.2% - 19.3%	30%	2.8% - 5.8%
Borrowed capital	6.0%	70%	4.2%
Weighted required yield		**100%**	**7.0% - 10.0%**

Exemple - calculation of the value of the real estate portfolio

SEKm	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
Rental value	**2 185**	2 207	2 229	2 251	2 274	2 296	2 319	2 343	2 366	2 390	2 414
Rental income	**1 924**	1 988	2 051	2 094	2 137	2 182	2 203	2 225	2 248	2 270	2 293
Economic occupancy rate	**88.1%**	*90%*	*92%*	*93%*	*94%*	*95%*	*95%*	*95%*	*95%*	*95%*	*95%*
Property costs	**-607**	-613	-619	-625	-632	-638	-644	-651	-657	-664	-671
Net operating income=cash flow	**1 317**	**1 375**	**1 432**	**1 469**	**1 505**	**1 544**	**1 559**	**1 574**	**1 591**	**1 606**	**1 622**

Discounted cash flow, years 1-9	**9 609**
Discounted cash flow, year 10	**10 685**
Assumed value, projects and land	**907**
Total property value	**21 201**

Discounted cash flow

Discounted residual value: 22 082

Castellum records the investment properties at fair value and has made an internal valuation of all prooerties as of December 31, 2005. The valuation was carried out in a uniform manner, and was based on a ten-year cash flow model, which was described in principle above. The internal valuation was based on an individual assessment for each property of both its future earnings capacity and its required yield. In assessing a property's future earnings capacity we took into account an assumed level of inflation of 1.5% and potential changes in rental levels from each contract's rent and expiry date compared with the estimated current market rent, as well as changes in occupancy rate and property costs. Included in property costs are operating expenses, maintenance, ground rent, real estate tax, and leasing and property management.

Internal valuation

Assumptions on the required yield

The required yield on equity is different for each property, and is based on assumptions regarding real interest rate, inflation and risk premium. The risk premium is different for each property and can be divided into two parts - general risk and individual risk. The general risk adjusts for the fact that a real estate investment is not as liquid as a bond, and that the asset is affected by the general economic situation. The individual risk is specific to each property, and comprises a weighted assessment of; the property's category, the town/city in which the property is located, the property's location within the town/city with reference to the property's category, if the property has the right design, is appropriate and makes efficient use of space, the property's technical standard with regard to such criteria as the choice of material, the quality of public installations, furnishing and equipment on the premises and apartments and the nature of the lease agreement, with regard to such issues as the length, size and number of agreements.

In order to calculate the required yield on total capital, an assumption has been made about the cost of borrowed capital of 5.5%. The required yield of borrowed capital comprises the real interest rate and inflation. The equity/assets ratio is assumed to be 20%-45%, depending on the property category.

The required yield on total capital is calculated by weighting the required yield on equity and the cost of borrowing on the basis of the equity/assets ratio. The required yield on total capital is used to discount the expected 10-year future cash flow, while the residual value is discounted by calculating the return on total capital minus growth which is set equivalent to the inflation.

The residential properties have been valued as rental apartments and not as tenant-owners' rights.

The assumptions that form the basis for Castellum's valuation are shown in the table below.

Assumptions per property category 31-12-2005	Office/Retial	Warehouse/ Industrial	Residential
Real interest rate	4.0%	4.0%	4.0%
Inflation	1.5%	1.5%	1.5%
Risk	5.2% -12.3%	7.1% - 14.1%	3.3% - 7.7%
Return on equity	10.7% - 17.8%	12.6% - 19.6%	8.8% - 13.2%
Interest rate	5.5%	5.5%	5.5%
Equity/assets ratio	35%	45%	20%
Return on total capital	7.3% - 9.8%	8.7% - 11.9%	6.2% - 7.0%
Required yield minus growth equal to inflation	5.8% - 8.3%	7.2% - 10.4%	4.7% - 5.5%

Compared to previous year the required yield has been reduced by approx. 0.4 percentage units in order to reflect the increase in prices seen on the real estate market.

Development projects and building permissions

Projects in progress have been valued using the same principle, but with deductions for outstanding investment. Sites with building permission and land have been valued on the basis of an estimated market value per square metre.

The value of the real estate portfolio and calculated net asset value

The internal valuation shows a fair value of SEKm 21,270 (19,449), which is an increase in value of approx. 4% (3%).

The table below shows the fair value distributed per property category and region.

Property value, SEKm 31-12-2005	Office/ Retail	Warehouse/ Industrial	Residential	Projects and land	Total
Greater Gothenburg	4 049	2 625	105	177	6 956
Öresund Region	4 019	1 523	240	197	5 979
Greater Stockholm	2 489	1 093	–	309	3 891
Mälardalen	1 586	623	–	156	2 365
Western Småland	1 446	565	–	68	2 079
Total	13 589	6 429	345	907	21 270

External valuation

In order to provide further assurance and validation of the valuation more than 100 properties, representing 53% of the value of the portfolio, were valued by Svefa AB. The properties were selected on the basis of the largest properties in terms of value, but also in order to reflect the composition of the portfolio as a whole in terms of category and geographical location of the properties. Svefa's valuation of the selected properties amounted to SEKm 11,532, within an uncertainty range of +/– 5%-10% on property level. The size of the uncertainty range varies depending on each property's category and location. Castellum's valuation of the same properties amounted to SEKm 11,379. It can be confirmed that, at portfolio level, the external and internal valuations correspond, although there are individual differences.

Net asset value and uncertainty range

When assets and liabilities are valued at fair value the net asset value can be calculated using shareholders' equity in the balance sheet. However, consideration should be taken to the value range of +/– 5% used in property valuations which shall reflect the uncertainty that exists in the assumptions and calculations made. Further, the effective tax can be expected to be lower than the reported 28% nominal tax rate, in part due to the possibility to sell properties in a tax efficient way, and in part due to the time factor for which the tax should be discounted.

In all this gives, with the assumption of a value range of +/– 5% on property level and with the assumption of a calculated effective tax rate of 10%, a net asset value in the range below.

Net asset value - sensitivity analysis	
	SEKm
Net asset value according to the balance sheet	8 940
Reversed 28% deferred tax	2 126
Uncertainty range -/+ 5% properties	-/+ 1 064
Pre tax net asset value	10 002 - 12 130
SEK/share	*244 - 296*
Calculated deferred tax 10%	– 653 - – 866
Net asset value after 10% tax	9 349 - 11 264
SEK/share	*228 - 275*

Equipment/installations — Note 13

	Group		Parent Company	
	2005	2004	2005	2004
Opening acquisition value	40	39	3	3
Acquisitions	12	3	0	1
Sales / Retirement of assets	– 7	–2	0	–1
Closing acquisition value	**45**	**40**	**3**	**3**
Opening depreciation	– 33	–32	– 2	–2
Sales / Retirement of assets	7	3	0	1
Depreciation for the year	– 5	–4	0	–1
Closing depreciation	**– 31**	**–33**	**– 2**	**–2**
Book value	**14**	**7**	**1**	**1**

Participations in group companies — Note 14

	Group		Parent Company	
	2005	2004	2005	2004
Opening / Closing acquisition value	**–**	**–**	**3 727**	**3 727**
Opening write-downs	–	–	0	–37
Reversed write-downs	–	–	–	37
Closing write-downs	**–**	**–**	**0**	**0**
Book value	**–**	**–**	**3 727**	**3 727**

The principles for consolidation are described in the accounting principles. Directly owned subsidiaries are listed below. Other companies in the Group are included in each respective subsidiary's annual report.

Directly owned subsidiaries	Corporate identity no.	Registered office	Share of capital	Book value
Fastighets AB Brostaden	556002-8952	Stockholm	100%	814
Aspholmen Fastigheter AB	556121-9089	Örebro	100%	506
Eklandia Fastighets AB	556122-3768	Gothenburg	100%	687
Harry Sjögren AB	556051-0561	Mölndal	100%	547
Fastighets AB Corallen	556226-6527	Värnamo	100%	422
Fastighets AB Briggen	556476-7688	Malmö	100%	751
Fastighets AB Regeringsgatan	556571-4051	Gothenburg	100%	0
Total				**3 727**

Note 15 Shareholders' equity

Share capital

The share capital as of 31 December, 2005 consisted of 43,001,677 registered A-shares with one vote per share and a nominal value of SEK 2 per share. All shares are fully paid. Of the registered shares, Castellum owns 2,001,677, to a total nominal value of SEK 4,003,354. The number of outstanding shares thus totals 41,000,000, which is the same amount as for the corresponding period in the previous year. The repurchased shares do not carry any voting rights or entitlement to dividend.

There are no restrictions regarding dividend or other types of repayment. There are no potential common shares such as convertible shares, or preferential rights to accumulated dividend (preference shares).

Development of share capital	Date	Number of shares	Nominal SEK/share	Share capital, SEK
Formation, A-shares	27-10-1993	+500	100	+50 000
New share issue, A-shares	27-09-1994	+999 500	100	+99 950 000
Share split 50:1	25-03-1997	+49 000 000	2	–
IPO	**23-05-1997**	**50 000 000**	**2**	**100 000 000**
New share issue, C-shares	12-07-2000	+7 142 857	2	+14 285 714
Redemption, A-shares	12-07-2000	–6 998 323	2	–13 996 646
Redemption, C-shares	13-11-2000	–7 142 857	2	–14 285 714
Year-end	**31-12-2005**	**43 001 677**	**2**	**86 003 354**

Restricted and non-restricted equity

According to the Swedish Companies Act shareholders' equity is made up of restricted (non-distributable) and non-restricted (distributable) equity. Dividend to the shareholders may only be such that there after the distribution are full coverage of restricted equity. Further, distribution of profits may only be made if it is justified with respect to the demands the type, extent and risk of the operations put on the amount of equity, company and group consolidation needs, liquidity and financial position in general.

In the Castellum group restricted equity consists of share capital of SEKm 86 and restricted reserve of SEKm 20. The remaining portion of Castellum's equity consists of non-restricted equity of SEKm 8,834, divided into retained earnings of SEKm 7,540 and net income for the year of SEKm 1,294.

Own shares repurchased

During the year 2000, Castellum repurchased 2,001,677 of the company's own shares for a total of SEKm 194, equivalent to 4.7% of the total registered number of shares. Since then no repurchase of the company's own shares have been made.

Dividend

Dividends are proposed by the Board of Directors according to the rules of the Companies Act and decided by the Annual General Meeting. The proposed dividend, not yet paid out, for the fiscal year 2005 is SEK 10.50 per share, SEKm 430 in total. The amount is recorded as debt after the Annual General Meeting has approved the dividend.

Note 16 Liabilities

	Group		Parent Company	
	2005	2004	2005	2004
Interest-bearing liabilities due within one year of the year-end	–	–	–	–
Other non-interest bearing liabilities due within one year of the year-end	916	1 022	330	568
Interest-bearing liabilities due within 1-5 years of the year-end	896	8	1 200	–
Interest-bearing liabilities due later than 5 years after the year-end	8 500	8 826	8 500	9 203
Total excl. deferred tax liabilities	**10 312**	**9 856**	**10 030**	**9 771**

During 2006, current interest-bearing liabilities amounting to SEKm 5,390 (2,546) are due for payment, but since they are covered by unutilized long-term credit agreements, they are treated as long-term interest-bearing liabilities.

Long-term interest-bearing liabilities Note 17

Castellum's funding and management of financial risks are run according to the financial policy as defined by the Board. The financial operations are centralized to the parent company. The finance department at the parent company operates as the group's internal bank with responsibility for group funding, management of financial risks and cash management.

Objectives

The objectives in the financial policy are:

- Capital structure with an equity/assets ratio of 35-45% and an interest coverage ratio of at least 200%.
- Secure the need for liquidity and long-term funding.
- Achieve a low and stable net interest income/costs within the given risk mandate.

Financial policy

The financial policy states the given mandates and limits for management of the financial risks defined in the policy and the overall assignments of responsibility. The parent company also holds a function for independent control of risks and regulations of the financial operations. As a measure of continous improvement and adjustments of the financial risk management the Board makes an annual overview of the financial policy. At this year's overview of the financial policy the risk mandate for the average fixed interest term was adjusted from previously 2 – 4 years to the current 1.5 – 3 years. The maximum share of interest rate maturity within 12 months was adjusted from the previous maximum of 50%, to the current maximum of 60%.

The financial operations in Castellum shall be run in such manner that the costs for the financial risk management are minimized. This means that Castellum has chosen to carry out financial transactions based on estimations of the groups overall need for liquidity, funding and interest rate risk. Hence, the financial risk management is carried out on portfolio level. The internal bank works with a set of group bank accounts in order to be able to use a net of the group's liquid flows. Portfolio management of borrowing means that a transaction within the group, such as an internal loan, is not replicated by an identical external transaction, instead draw downs on loans are made under credit agreements based on the group's overall funding needs. For a cost effective management of the interest rate risk an assessment is made of the interest rate risk that occurs on making a draw down on a single loan with a short fixed interest term under different credit agreements, after which interest rate derivative transactions are made in order to achieve the desired fixed interest term on the total amount of loans.

Policy	Objective	Outcome
Equity/assets ratio	35-45%	42%
Interest coverage ratio	At least 200%	315%
Interest rate risk		
– average fixed interest term	1.5-3 years	2.7 years
– share with maturity within 12 months	Maximum 60%	57%
Currency risk	Not allowed	No exposure
Funding risk	Minimum 50% credit agreements with a duration of at least 2 years	100%
Counterparty risk	Credit institutes with high ratings, at least "investment grade"	Fulfilled
Liquidity risk	Liquidity reserve in order to fulfil payments due	SEKm 1,988 in unutilized credit agreements

Borrowing, maturity structure and interest rates

At the year-end, Castellum had long-term binding credit agreements totalling SEKm 10,956 (10,958), short-term binding credit agreements totalling SEKm 422 (732) and a commercial paper program of SEKm 3,000 (3,000). Outstanding commercial papers of SEKm 2,369 (2,417) are fully covered by unutilized long-term credit agreements. After deduction of liquid assets of SEKm 5 (7), net interest-bearing items were SEKm 9,391 (8,827).

Credit agreements/-limits	Amount, SEKm	Utilized, SEKm
Long-term binding credit agreements	10 956	6 906
Short-term binding credit agreements	422	116
Commercial paper program	3 000	2 369
Total	**14 378**	**9 391**

The average duration of Castellum's long-term credit agreements as of 31-12-2005 was 6.1 years. The loan maturity structure for the credit agreements, as may be seen in the table below, shows when in time the credit agreements fall due for renegotiation or repayment.

Loan maturity structure	Amount, SEKm	Utilized, SEKm
0-1 year (incl. outstanding commercial papers)	2 791	2 485
1-2 years	6	6
2-3 years	700	250
3-4 years	1 000	350
4-5 years	750	250
5-10 years	8 500	6 050
Total	**13 747**	**9 391**

The Group bank arranges loan under Castellum's credit agreements or issues commercial papers in order to provide funding for the subsidiaries owning the properties. The credit agreements provide Castellum with the right to choose both short-term and long-term fixed interest rates. The agreements can be divided into two categories:

- Loans pledged by Castellum's receivables from subsidiaries, including pledged mortgages. In addition to the pledged mortgages the majority of the credit agreements include financial covenants such as equity/assets ratio and interest coverage ratio.
- Unsecured loans.

The conditions for funding in all credit agreements are in line with Castellum's financial objectives. Irrespective of the type of credit agreement they include the usual conditions for cancellation and sometimes also conditions for renegotiation if there is a material adverse change in business or if an unacceptable single party engagement for the lender occur. If the lender calls on the right for renegotiation and the parties cannot agree, the agreements contain specified terms for the time of termination for those agreements covered by such conditions.

Castellum can increase or decrease the allocation under the long-term credit agreements with short notice. The objective is to minimise the interest-bearing liabilities, and cash is therefore used primarily to repay outstanding debts.

In order to secure Castellum's need for liquidity and long-term funding, Castellum is re-negotiating and adding new credit agreements on an ongoing basis. During the year SEKm 8 920 of existing credit agreements have been renegotiated whereby new credit margins have been set and the duration of the credit agreements have been extended.

The average effective interest rate as of 31 December, 2005 was 3.5% (4.8%), which is 0.8 percentage units lower than the average interest rate level during the year. The lower closing interest rate is an effect of falling market interest rates and the chosen strategy to increase the share of short term fixed interest rates during the period the closing of interest rate swaps with an interest rate higher than the market interest rate. The average fixed interest term on the same date was 2.7 years (2.4). The share of loans with interest rate maturity during the next 12 months was 57% (36%). Assuming an unchanged volume of loans and a retained average fixed interest term an immediate change in the market interest rate of one percentage unit would affect net financial items by SEKm 46 during the following year, equivalent to 6% of income from property management.

Interest rate maturity structure	Amount, SEKm	Average interest rate
0-1 year	5 385	2.3%
1-2 years	456	7.0%
2-3 years	350	4.7%
3-4 years	450	5.5%
4-5 years	150	5.2%
5-10 years	2 600	4.6%
Total	**9 391**	**3.5%**

Castellum's strategy of using interest rate derivatives in order to manage the interest rate risk and achive the desired interest rate maturity structure means that there over time may be changes in value of the interest rate derivatives portfolio. These changes occur in part due to changes in market interest rates, part due to the time factor (an originally 5-year fixed interest term with 2 years left to maturity is compared with a 2-year fixed interest term). As of December 31, 2005 the market value of the interest rate derivatives portfolio amounted to SEKm –233. An upward parallel adjustment of the discounting interest rate used in the valuation of the interest rate derivaties portfolio as of December 31, 2005 of 1%-unit would affect the value of the interest rate derivatives portfolio by SEKm +210.

The table below shows the interest rate derivatives portfolio's nominal value including accrued interest and market value as of 31-12-2005 and the market value of the portfolio with a +/- 1%-unit change in the interest rate.

Year	Amount, SEKm	Market value, SEKm	Average interest rate	Market value interest +1%-unit	Market value interest -1%-unit
2006	1 147	–5	2.3%	–4	–6
2007	463	–29	6.5%	–23	–34
2008	353	–13	4.1%	–10	–15
2009	455	–27	4.9%	–11	–43
2010	152	–8	4.7%	–2	–15
2011-	2 644	–151	4.1%	+27	–346
Total	**5 214**	**-233**	**4.0%**	**-23**	**-459**

Deferred tax liability / assets — Note 18

A realization of all assets and liabilities to the Group's book value and utilization all existing tax loss carry forwards would, as is shown in the table below, result in a taxable income of SEKm 7,591 (5,924), equivalent to a tax payment of SEKm 2,126 (1,659).

As far as the parent company is concerned the deferred tax asset of SEKm 46 (110) consists of 28% of unutilized tax loss carry forwards that amounts to SEKm 165 (26). Of the change of deferred tax assets during the year, SEKm 79 (15) has been recorded directly in equity.

Tax loss carry forwards

Castellum's tax loss carry forwards were estimated on December 31st 2005 at SEKm 581 (52). Its change may be seen in the table in note 10.

Over- and undervaluation of properties for tax purposes

When the tax effect of a sale of all properties in the Group is calculated, the book value in the Group of SEKm 21,270 (19,449) must be balanced against the residual value for tax purposes in a legal entity, which amounts to SEKm 13,098 (12,968). For properties owned by partnershios and limited partnerships the surplus value of these shares, which amounts in total to SEKm 0 (118), must also be considered. When these surplus values are taken into consideration, if all of Castellum's properties were sold, the taxable net profit would exceed the book profit in the Group by SEKm 8,172 (6,363). This is an increase of SEKm 1,809 (1,270) compared with previous year.

Previous write-downs where tax deductions have been assessed amounts to more than SEKm 200. These may in case of a future increase in value be reversed.

	2005		2004	
Deferred tax liability	Basis	Tax 28%	Basis	Tax 28%
Tax loss carry forwards				
Opening balance	52	15	232	65
Change of the year	529	148	–180	–50
Closing balance	**581**	**163**	**52**	**15**
Difference between book and tax basis value on properties				
Opening balance	– 6 363	– 1 782	–5 093	–1 425
Change of the year, income statement	– 1 632	– 457	–1 158	–325
Acquisition/sale through company	– 177	– 50	–112	–32
Closing balance	**– 8 172**	**– 2 289**	**–6 363**	**–1 782**
Derivatives				
Opening balance	391	109	245	69
Change of the year	– 391	–109	146	40
Closing balance	**–**	**–**	**391**	**109**
Untaxed reserves				
Opening balance	– 4	–1	–4	–1
Change of the year	4	1	0	0
Closing balance	**–**	**–**	**–4**	**–1**
Total				
Opening balance	– 5 924	– 1 659	–4 620	–1 292
Change of the year	– 1 667	– 467	–1 304	–367
Closing balance	**– 7 591**	**– 2 126**	**–5 924**	**–1 659**

Note 19 Accrued expenses and prepaid income

	Group		Parent Company	
	2005	2004	2005	2004
Rents paid in advance	241	228	–	–
Accrued interest	77	141	77	141
Other	74	93	17	34
Total	**392**	**462**	**94**	**175**

Note 20 Pledged assets

	Group		Parent company	
	2005	2004	2005	2004
Property mortgages	9 130	8 637	–	–
Long-term receivables, group companies	–	–	8 992	8 488
Total	**9 130**	**8 637**	**8 992**	**8 488**

Note 21 Subsequent events

The Board of Directors of Castellum AB intends to propose the Annual General Meeting a dividend of SEK 10.50 per share, which is an increase of 11% compared to the previous year. The Board of Directors also proposes a 4:1 share split, by which every old share is replaced by four new shares as the number of shares in Castellum increases from 43,001,677 to 172,006,708. Record day for the share split is planned to be April 27, 2006.

The Financial Reports are a part of the Annual Report and were signed by the Board of Directors on February 6th 2006.

The Income Statement and the Balance Sheet for the Parent Company and the Group shall be adopted at Castellum AB's Annual General Meeting, which is expected to take place on March 23rd 2006.

Proposed Appropriation of Profits

The following funds are at the Annual General Meeting's disposal:	
Non-restricted reserves	SEK 3,476,035,803
Net income for the year	SEK 443,574,322
	SEK 3,919,610,125
The Board of Directors and the Chief Executive Officer propose that the retained earnings be appropriated as follows:	
Dividend to shareholders, SEK 10,50	SEK 430,500,000
Carried forward to the new accounts	SEK 3,489,110,125
	SEK 3,919,610,125

The company has 43,001,677 registered shares, of which 2,001,677 are currently the company's own repurchased shares and are not entitled to dividends.

The total dividend payment proposed above of SEK 430,500,000 can be changed if the number of the company's own repurchased shares changes before the record date for the dividend.

Statement regarding proposed distribution of profit

Reasons

The Group's equity has been calculated in accordance with IFRS standards, approved by the EU, and the interpretations of these standards (IFRIC), as well as according to the provisions of Swedish law by application of the recommendation RR 30 of the Swedish Financial Accounting Standards Council (Supplementary accounting principles for groups). The equity of the Parent Company has been calculated according to Swedish law and by application of the recommendation RR 32 of the Swedish Financial Accounting Standards Council (Accounting for Legal Persons).

It is further noted that the proposed distribution constitutes 73% of the Group's profits after tax, which is in line with the express target to distribute at least 60% of the Group's operating profits after tax, having considered investment plans, consolidation needs, liquidity and overall position.

The board concludes that the Company's restricted equity is fully covered after the proposed distribution.

The board also concludes that the proposed distribution to the shareholders is justified considering the parameters in section 17 subsection 3, second and third paragraphs of the Companies Act (the nature, scope and risks of the business as well as consolidation needs, liquidity and overall position). The board would in this context like to emphasize the following.

The nature, scope and risks of the business

The board estimates that the equity of the Company and the Group after the proposed distribution, will be sufficient in relation to the nature, scope and risks of the business. The board considers in this context inter alia the historical development of the Company and the Group, budgeted development, investment plans and the state of the business cycle.

Consolidation needs, liquidity and overall position

Consolidation needs

The board has made a general estimation of the financial position of the Company and the Group, and the possibilities of fulfilling their obligations in the long run. The proposed dividend constitutes 10,7 % of the Company's equity and 4,8 % of the Group's equity. The express target for the Group's capital structure, entailing a solvency of 35-45 % and an interest coverage ratio of at least 200 %, will be maintained after the proposed dividend. The solvency of the Company and the Group is good considering the prevailing conditions of the real estate business. In light of the above, the board concludes that the Company and the Group have all the necessary requirements to take future business risks and also carry potential losses. Planned investments have been considered when deciding on the proposed dividend. The dividend will furthermore not adversely affect the ability of the Company or the Group to make additional, motivated, investments according to assumed plans.

Liquidity

The proposed dividend will not adversely affect the Company's or the Group's ability to meet their payment obligations in a timely manner. The Company and the Group have good access to liquidity reserves through short-term as well as long-term credits. The credits may be utilized at short notice, meaning that the Company and the Group are prepared to handle liquidity fluctuations as well as possible unexpected events.

Overall position

The board has considered all other known conditions which might affect the financial position of the Company and the Group and which have not been considered within the scope of the above considerations. No circumstances have however been found to prove that the proposed dividend would not be justified.

Evaluation to fair value

Derivatives instruments and other financial instruments have been valued to the fair value according to section 4 subsection 14a of the Annual Accounts Act. The valuation has showed an undervalue which has reduced the equity.

Gothenburg, February 26th 2006
The Board of Directors

Signing of the Annual Report

As far as we know the Annual Report is prepared in accordance with generally accepted accounting principles for listed companies, the infomation provided are consistent with the acutal conditions and nothing of significant importance have been left out that could have affected the image of the company as portraited by the annual report.

Gothenburg, February 6th 2006

Jan Kvarnström
Chairman

Marianne Dicander Alexandersson

Ulla-Britt Fräjdin-Hellqvist

Mats Israelsson

Stig-Arne Larsson

Göran Lindén

Håkan Hellström
Chief Executive Officer

Our Audit Report regarding this Annual Report was submitted on February 7th 2006.

Caj Nackstad
Authorised Public Accountant

Ingemar Rindstig
Authorised Public Accountant

Audit Report

To the annual meeting of the shareholders of Castellum AB Corporate identity number 556475-5550
We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Castellum AB for the year 2005. The board of directors and the managing director are responsible for these accounts and the administration of the company as well as for the application of the Annual Accounts Act when preparing the annual accounts and the application of International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act when preparing the consolidated accounts. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain high but not absolute assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director and significant estimates made by the board of directors and the managing director when preparing the annual accounts and the consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below.

The annual accounts have been prepared in accordance with the Annual Accounts Act and give a true and fair view of the company's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The consolidated accounts have been prepared in accordance with International Financial Reporting Standards IFRSs as adopted by the EU and the Annual Accounts Act and give a true and fair view of the group's financial position and results of operations. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the annual meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit of the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Gothenburg, February 7th 2006

Caj Nackstad
Authorised Public Accountant

Ingemar Rindstig
Authorised Public Accountant



Castellum's Real Estate Portfolio 2005

Management subsidiaries: ASP = Aspholmen Fastigheter AB, BRI = Fastighets AB Briggen, BRO = Fastighets AB Brostaden, COR = Fastighets AB Corallen, EKL = Eklandia Fastighets AB, HAR = Harry Sjögren AB

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
OFFICE/RETAIL													
Annedal 21:10	Haraldsgatan 5	Gothenburg	1995	4 970	–	–	–	–	–	4 970	59 800	EKL	
Guldheden 8:10	Guldhedsg 5	Gothenburg	1995	9 678	–	–	–	–	–	9 678	–	EKL	
Gullbergsvass 1:15	Lilla Bommenstorg	Gothenburg	2001	7 976	–	–	–	–	–	7 976	146 000	EKL	
Heden 16:5	Parkg 10/Nya Allén 5	Gothenburg	1961	1 303	–	–	–	604	10	1 917	18 631	EKL	
Inom Vallgraven 19:17	Kyrkogatan 38-40	Gothenburg	1919	975	368	20	–	–	–	1 363	16 600	EKL	
Inom Vallgraven 22:3	Kungsgatan 31-33	Gothenburg	1929	1 025	488	–	–	–	–	1 513	21 000	EKL	
Inom Vallgraven 33:9	Västra Hamng 21/Vallg 9	Gothenburg	1929/1995	1 063	510	–	–	–	–	1 573	18 400	EKL	
Inom Vallgraven 34:8	Kungsg 19-23/Magasinsg 18	Gothenburg	1929/1994	3 598	666	55	–	–	–	4 319	54 200	EKL	
Inom Vallgraven 35:14	Kungsg 15-17/Magasinsg 17	Gothenburg	1929/1991	3 348	319	–	–	469	–	4 136	64 981	EKL	
Inom Vallgraven 35:16 A	Kaserntorget 5/Vallg 2	Gothenburg	1991	2 993	–	20	–	–	–	3 013	44 600	EKL	
Inom Vallgraven 4:1	Östra Larmgatan 18	Gothenburg	1856/1988	2 597	–	–	–	–	–	2 597	27 500	EKL	
Inom Vallgraven 46:2	Stora Badhusgatan 30	Gothenburg	1929	824	–	104	–	–	–	928	6 590	EKL	
Inom Vallgraven 57:2	Drottningg 7/V Hamng 5	Gothenburg	1988/1990	6 167	526	331	–	–	–	7 024	86 200	EKL	
Lorensberg 46:5	Kungsportsavenyen 7	Gothenburg	1930	276	691	–	–	–	–	967	12 800	EKL	
Lorensberg 48:8	Vasagatan 46	Gothenburg	1900/1992	1 401	202	40	–	–	34	1 677	17 600	EKL	
Masthugget 26:1	Barlastgatan 2	Gothenburg	1923	4 038	1 075	–	–	2 796	–	7 909	88 400	EKL	
Masthugget 3:6	Linnegatan 5	Gothenburg	1893/1980	1 282	628	–	–	1 080	–	2 990	26 590	EKL	
Masthugget 9:17	Järntorget 3-4	Gothenburg	1900	2 865	518	10	–	–	–	3 393	30 800	EKL	
Nordstaden 2:16	Östra Hamngatan 16	Gothenburg	1974	17 342	–	–	–	–	4	17 346	275 630	EKL	
Pustervik 3:8	Brogatan 4	Gothenburg	1988	3 885	–	–	–	–	–	3 885	–	EKL	
Högsbo 8:8	Beatrice Lesslies gata 14	Gothenburg	1961/2001	1 100	–	1 000	–	–	–	2 100	5 629	HAR	
Högsbo 13:3	E A Rosengrens gata 15	Gothenburg	1982	1 244	–	–	–	–	–	1 244	3 409	HAR	T
Högsbo 20:22	F O Petterssons gata 24-32	Gothenburg	1982	14 145	178	760	–	–	–	15 083	71 200	HAR	
Högsbo 24:12	August Barks gata 23	Gothenburg	1968/1990	3 117	–	2 756	–	–	–	5 873	22 779	HAR	B
Högsbo 27:7	August Barks gata 6	Gothenburg	1988	7 933	–	–	–	–	–	7 933	41 000	HAR	
Kobbegården 6:362	Stora Åvägen 19 A-B, 21	Gothenburg	1990	5 513	878	1 150	–	–	–	7 541	37 600	HAR	
Kobbegården 6:726	Datavägen 14 B	Gothenburg	1981	2 573	–	–	–	–	–	2 573	6 257	HAR	
Gamlestaden 22:14	Gamlestadsvägen 16	Gothenburg	1920/1985	16 848	–	1 592	–	–	858	19 298	50 941	EKL	
Gamlestaden 26:1	Marieholmsgatan 10	Gothenburg	1914/1987	5 634	270	9 550	–	–	–	15 454	28 138	EKL	T/B
Olskroken 14:2	Ånäsv 44-46/Svang 2-4/Ejderg 3	Gothenburg	1895/1986	7 425	315	5 491	–	136	–	13 367	55 917	EKL	
Skår 58:1	St Sigfridsgatan 89	Gothenburg	1991	11 855	–	–	–	–	–	11 855	26 600	EKL	B
Arendal 764:394	Sydatlanten 15-17	Gothenburg	1974/1991	9 358	–	–	–	–	–	9 358	39 246	EKL	*/T
Backa 27:21	Bergögatan 6	Gothenburg	1984	188	–	50	–	–	–	238	670	EKL	
Backa 27:24	Bergögatan 10	Gothenburg	1984	978	–	769	–	–	–	1 747	6 615	EKL	
Backa 27:25	Bergögatan 12	Gothenburg	1984	773	–	47	–	–	146	966	2 070	EKL	
Backa 27:40	Bergögatan 16	Gothenburg	1984	823	–	367	–	–	190	1 380	5 054	EKL	
Backa 27:43	Bergögatan 5-7	Gothenburg	1984	3 124	–	1 293	–	–	411	4 828	21 324	EKL	
Kärra 77:3	Tagenevägen 70	Gothenburg	1990	1 285	–	–	–	–	–	1 285	3 512	EKL	T
Rambergsstaden 733:409	Herkulesgatan 68	Gothenburg	1988	2 424	944	710	–	–	83	4 161	17 504	EKL	
Sannegården 5:4	Säterigatan 21-29	Gothenburg	1973	2 144	–	548	–	–	–	2 692	20 600	EKL	
Tingstadsvassen 11:11	Ringög 12/Kolgruveg 3-5	Gothenburg	1992	3 640	1 485	738	–	–	27	5 890	25 400	EKL	B
Tingstadsvassen 26:5	Lergodsgatan 1-3	Gothenburg	1989	1 152	–	2 129	–	–	–	3 281	12 233	EKL	T/B
Apollo 5	Österlånggatan 5	Borås	1930/1979	6 803	552	193	–	–	–	7 548	39 600	HAR	

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


Masthugget 26:1, Gothenburg


Nordstaden 2:16, Gothenburg


45
KÄRRA
SÄVE
E6
BACKA
PARTILLE
E20
SÄVEDALEN
RINGÖN
LUNDBY
KÅLLTORP
ARENDAL
Göta älv
MAJORNA
VASASTADEN
GOTHENBURG
LÅNGEDRAG
40
MÖLNDAL
LACKAREBÄCK
MÖLNLYCKE
FRÖLUNDA
HÖGSBO
E6
E20
SISJÖN
ÅBRO
ASKIM
0 2 4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land



Gamlestaden 22:14, Gothenburg

Skår 58:1, Gothenburg

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
Katrinedal 14	Katrinedalsgatan 22	Borås	1990	2 360	–	1 892	–	–	–	4 252	10 675	HAR	
Midas 14	Västerlånggatan 17	Borås	1974	15 408	5 424	–	366	–	–	21 198	126 400	HAR	
Narcissus 5	L:a Brogatan 15/St Brogatan 16	Borås	1930	908	1 484	–	–	1 284	–	3 676	20 199	HAR	
Nestor 2	L:a Brogatan 19-21	Borås	1962/1991	1 225	3 012	135	–	–	–	4 372	30 800	HAR	
Nestor 3	St Brogatan 24	Borås	1930	1 346	732	–	–	439	–	2 517	14 080	HAR	
Anisen 1	Johannefredsgatan 1	Mölndal	1990	1 676	–	237	–	–	–	1 913	9 895	HAR	
Anisen 3	Johannefredsgatan 3	Mölndal	2003	1 800	1 500	–	2 600	–	–	5 900	22 211	HAR	
Berguven 1	Möbelgatan 4	Mölndal	1964	6 500	–	–	–	–	500	7 000	29 600	HAR	B
Generatorn 5	Aminogatan 16	Mölndal	1986	640	–	–	483	–	–	1 123	5 987	HAR	
Mejramen 1	Lunnagårdsgatan 4	Mölndal	1999	8 300	–	4 700	–	–	–	13 000	87 200	HAR	B
Pottegården 4	Kråketorpsgatan 20	Mölndal	1992	3 182	–	1 836	–	–	–	5 018	19 776	HAR	
Riskullaverket 2	Aminogatan 25	Mölndal	1991	1 692	–	1 261	–	–	–	2 953	15 744	HAR	
Sesamfröet 1	Aminogatan 27	Mölndal	1992	3 950	–	700	–	–	–	4 650	39 800	HAR	*/B
Solsten 1:109	Företagsparken	Härryda	2003	11 375	–	–	–	–	–	11 375	38 688	EKL	
Partille 4:2, 4:25	G:a Kronvägen 22	Partille	1940/1981	–	2 240	–	–	–	–	2 240	4 645	HAR	
Ugglum 126:4	Gibsons väg 3	Partille	1990	468	–	–	–	–	–	468	2 519	HAR	
Ugglum 8:37	Göteborgsvägen 78-80	Partille	1937/1982	–	296	–	–	278	–	574	3 276	HAR	
Ugglum 8:91	Göteborgsvägen 82-84	Partille	1988	2 082	1 016	–	–	–	–	3 098	20 181	HAR	
Ugglum 8:92	Göteborgsvägen 74-76	Partille	1992	4 944	720	193	–	–	–	5 857	39 600	HAR	
Filaren 1	Sveagatan 10	Alingsås	1958/1968	2 716	2 282	158	–	–	–	5 156	16 547	HAR	
Gjutaren 26 B	Metallgatan 2-4	Alingsås	2000	3 585	–	–	–	–	–	3 585	–	HAR	
Hede 3:125	Sättarevägen 3	Kungsbacka	1990	1 759	–	601	–	–	–	2 360	14 865	HAR	
Kungsbacka 4:46	L:a Verkstadsgatan 8	Kungsbacka	1979	401	–	–	–	–	–	401	2 072	HAR	
Varla 2:380	Energigatan 11	Kungsbacka	1990	1 689	–	685	–	–	–	2 374	10 280	HAR	
Varla 2:416	Kungsparksvägen 2	Kungsbacka	2002	1 100	–	680	–	–	–	1 780	5 245	HAR	B
Stiftet 6	Bilgatan 20	Kungälv	1991	4 617	–	–	–	–	–	4 617	8 116	EKL	
Total office/retail				**271 408**	**29 319**	**42 801**	**3 449**	**7 086**	**2 263**	**356 326**	**2 158 021**		


42
BORÅS
LANDALA
CENTRUM
40
KYLLARED
VÄSTERÅSEN
Viaredssjön
40
VIARED
0
2
4 km
27
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Snödroppen 8, Borås


Cedern 9, Borås

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
				Square metres per type of premises									
WAREHOUSE/INDUSTRIAL													
Arendal 7:4	Kärrlyckegatan 11	Gothenburg	1991	1 400	–	2 214	–	–	164	3 778	8 486	EKL	
Arendal 764:130	Oljevägen 103	Gothenburg	1971/1986	–	–	12 154	10 350	–	865	23 369	46 334	EKL	*
Backa 18:7, 18:10	Risbindaregatan 1	Gothenburg	1964	–	–	16 915	–	–	–	16 915	28 733	EKL	
Backa 22:11	Exportgatan 67	Gothenburg	1990	284	–	2 316	–	–	–	2 600	6 312	EKL	
Backa 22:3	Exportgatan 51 A	Gothenburg	1972/1997	–	–	4 986	–	–	–	4 986	15 743	EKL	
Backa 25:7	Exportgatan 28	Gothenburg	1972/1990	–	–	9 936	–	–	–	9 936	16 601	EKL	
Backa 26:3	Exportgatan 40	Gothenburg	1947/1988	2 715	240	3 578	–	–	6	6 539	10 056	EKL	
Backa 27:2	Importgatan 7	Gothenburg	1968	–	–	2 895	–	–	–	2 895	4 702	EKL	B
Backa 29:24	Importgatan 12	Gothenburg	1977	–	–	2 231	–	–	–	2 231	3 672	EKL	
Backa 94:1	Exportgatan 15	Gothenburg	1989	–	–	7 560	–	–	–	7 560	14 747	EKL	B
Backa 97:11	Exportgatan 39-41	Gothenburg	1978/1994	–	–	4 874	–	–	–	4 874	16 020	EKL	
Backa 192:3	Aröds Industriväg 72	Gothenburg	1989	119	–	1 215	–	–	–	1 334	3 181	EKL	
Backa 192:4	Aröds Industriväg 60	Gothenburg	1989	331	200	1 487	–	–	–	2 018	4 633	EKL	T
Backa 192:6	Aröds Industriväg 62	Gothenburg	1988	134	–	1 255	–	–	–	1 389	2 961	EKL	
Backa 192:10	Aröds Industriväg 66	Gothenburg	1990	1 410	–	1 335	–	–	–	2 745	8 898	EKL	
Backa 193:1	Aröds Industriväg 2A	Gothenburg	1988/1996	–	–	2 541	–	–	–	2 541	8 961	EKL	B
Backa 196:6	Aröds Industriväg 34	Gothenburg	1990	964	–	220	–	–	635	1 819	5 345	EKL	
Backa 197:2	Aröds Industriväg 17-19	Gothenburg	1990	–	–	1 325	–	–	–	1 325	2 934	EKL	
Kärra 37:4	Tagenevägen 21	Gothenburg	1972	–	1 195	11 740	–	–	–	12 935	22 294	EKL	
Kärra 74:3	Tagenevägen 33	Gothenburg	1985	–	–	7 505	–	–	–	7 505	17 165	EKL	B
Kärra 75:1	Transportgatan 35	Gothenburg	1980/2000	–	–	8 671	–	–	–	8 671	19 067	EKL	
Kärra 77:5	Tagenevägen 62	Gothenburg	1988	720	–	686	–	–	–	1 406	2 872	EKL	
Kärra 77:8	Tagenevägen 72	Gothenburg	1991	102	–	2 054	–	–	–	2 156	6 753	EKL	
Kärra 80:7	Trankärrsvägen 14	Gothenburg	1990	281	–	3 386	–	–	–	3 667	9 578	EKL	T
Kärra 94:1	Orrekulla Industrigata 25	Gothenburg	1990	–	–	1 960	–	–	–	1 960	4 825	EKL	
Kärra 96:1	Orrekulla Industrigata 13-15	Gothenburg	1991	210	–	3 780	–	–	–	3 990	11 429	EKL	B
Tingstadsvassen 11:9	Kolgruvegatan 9	Gothenburg	1988	429	–	612	–	–	–	1 041	2 943	EKL	
Tingstadsvassen 12:6	Manufakturgatan 19	Gothenburg	1990	–	–	2 827	–	–	–	2 827	6 473	EKL	T
Tingstadsvassen 12:9	Manufakturgatan 21-23	Gothenburg	1957	–	–	6 179	–	–	–	6 179	6 279	EKL	T
Tingstadsvassen 14:7	Stålverksgatan 11	Gothenburg	1993	–	–	5 500	–	–	–	5 500	537	EKL	
Tingstadsvassen 19:3	Kolgruvegatan 1	Gothenburg	1950	788	200	9 287	–	–	–	10 275	12 991	EKL	T
Högsbo 4:1	Fältspatsgatan 1	Gothenburg	1965/1972	1 140	350	3 074	–	–	–	4 564	8 772	HAR	
Högsbo 7:16	Gustav Melins gata 7	Gothenburg	1987	1 301	–	–	404	–	–	1 705	7 413	HAR	
Högsbo 18:1	E A Rosengrens gata 30-38	Gothenburg	1966/1973	1 092	–	7 628	–	–	–	8 720	14 215	HAR	B
Högsbo 26:8	August Barks gata 25	Gothenburg	1969/1979	2 123	–	–	2 253	–	–	4 376	8 383	HAR	
Högsbo 28:3	August Barks gata 7	Gothenburg	1968/1981	785	–	–	2 857	–	–	3 642	7 500	HAR	
Högsbo 36:1	Norra Långebergsgatan 8	Gothenburg	1971/1995	710	–	3 840	–	–	–	4 550	10 965	HAR	
Högsbo 36:5	Hulda Mellgrensgata 3	Gothenburg	1991	553	–	–	2 548	–	–	3 101	8 562	HAR	
Högsbo 38:9	Sisjö Kullegata 4	Gothenburg	1984	–	–	–	983	–	–	983	4 413	HAR	
Högsbo 40:1	Gustaf Werners gata 2	Gothenburg	1981/1999	1 495	–	5 505	–	–	–	7 000	16 484	HAR	B

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


Solsten 1:109, Härryda


Högsbo 20:22, Gothenburg

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Subsidiary	Note
				Square metres per type of premises									
Kobbegården 208:6	Askims Verkstadsväg 16	Gothenburg	1973/1979	480	–	–	1 264	–	–	1 744	3 352	HAR	
Kobbegården 209:1	Askims Verkstadsväg 15	Gothenburg	1973/1996	–	–	–	2 538	–	–	2 538	5 741	HAR	
Kobbegården 6:180	Datavägen 20	Gothenburg	1980	1 704	–	1 078	–	–	–	2 782	11 138	HAR	
Kobbegården 6:360	Datavägen 31	Gothenburg	1979	1 640	–	5 349	–	–	–	6 989	20 189	HAR	
Kobbegården 6:724	Ekonomivägen 11	Gothenburg	1978/1986	–	–	–	6 290	–	–	6 290	12 565	HAR	
Tynnered 1:10	Kontrabasgatan 12	Gothenburg	1969	429	140	–	2 152	–	–	2 721	3 868	HAR	T
Kallebäck 3:4	Mejerigatan 1	Gothenburg	1962/1990	5 709	–	25 877	–	–	–	31 586	49 800	EKL	
Gaslyktan 11	Argongatan 26-30	Mölndal	1987	4 000	–	11 000	–	–	–	15 000	39 832	HAR	B
Generatorn 1	Aminogatan 24	Mölndal	1995/2003	1 445	–	3 110	–	–	–	4 555	18 636	HAR	B
Generatorn 2	Aminogatan 20-22	Mölndal	1991	164	–	2 938	–	–	–	3 102	7 453	HAR	
Heliumgasen 11	Kryptongatan 5 B	Mölndal	1975	4 560	–	–	5 793	–	–	10 353	20 288	HAR	
Kryddpepparn 3	Östergårdsgatan 8	Mölndal	1992	–	–	–	4 140	–	–	4 140	–	HAR	B
Lindome 2:40	Elementvägen 2	Mölndal	1966	600	–	9 689	–	–	–	10 289	11 709	EKL	
Lindome 2:47	Elementvägen 2	Mölndal	1966	–	–	2 345	–	–	–	2 345	4 308	EKL	
Pottegården 2	Kråketorpsgatan 18	Mölndal	1964	–	–	1 800	–	–	–	1 800	3 789	HAR	B
Skinntickan 1	Ålegårdgatan 5	Mölndal	1989	1 221	–	–	4 720	–	–	5 941	12 411	HAR	
Syrgasen 8	Kryptongatan 14	Mölndal	1979	–	–	–	3 055	–	–	3 055	7 838	HAR	B
Tjärblomman 2	Wolfsgatan 2	Mölndal	1960	2 495	–	3 748	–	–	–	6 243	11 568	HAR	B
Tjärblomman 3	Sallarängsgatan 3	Mölndal	1970	1 225	–	7 533	–	–	–	8 758	12 146	HAR	
Tulpanen 1	Bergfotsgatan 5	Mölndal	1961	1 812	–	2 954	–	–	–	4 766	7 708	HAR	
Tusenskönan 2	Flöjelbergsgatan 6	Mölndal	1960	3 567	–	933	–	–	–	4 500	7 821	HAR	
Tusenskönan 4	Bergfotsgatan 3	Mölndal	1961	2 038	–	2 424	–	–	–	4 462	10 796	HAR	B
Törnrosen 3	Flöjelbergsgatan 10	Mölndal	1964	1 791	–	1 791	–	–	–	3 582	5 598	HAR	
Vallmon 2	Flöjelbergsgatan 13	Mölndal	1965	662	–	2 518	–	–	–	3 180	4 835	HAR	
Vallmon 3	Flöjelbergsgatan 11	Mölndal	1965	676	–	2 570	–	–	–	3 246	4 957	HAR	
Vallmon 6	Flöjelbergsgatan 7 B	Mölndal	1965	1 629	–	6 685	–	–	–	8 314	12 564	HAR	
Vallmon 7	Flöjelbergsgatan 7 A	Mölndal	1930	960	–	3 844	–	–	–	4 804	7 684	HAR	
Ängsviolen 1	Flöjelbergsgatan 18	Mölndal	1960/1965	1 765	180	–	3 655	–	–	5 600	11 230	HAR	
Cedern 9,12,15,16	Ramnåsg 1/Göteborgsv 6	Borås	1935/1980	–	–	7 339	–	–	–	7 339	6 760	HAR	*
Hinden 2	Sagagatan 17	Borås	1956	692	–	–	5 748	–	–	6 440	6 034	HAR	
Kilsund 3	Evedalsgatan 5	Borås	1935	709	260	–	9 847	–	–	10 816	8 356	HAR	B
Lagern 8	Hållingsgatan 15	Borås	1948/1961	239	–	–	8 753	–	–	8 992	5 793	HAR	
Snödroppen 8	Elinsdalsg 9,13,15/ Södra Korsg 11	Borås	1980/1980	1 543	–	–	5 881	–	–	7 424	12 759	HAR	*/B
Trucken 4	Viaredsvägen 14	Borås	2001	700	–	4 800	–	–	–	5 500	13 238	HAR	B
Gjutaren 26	Metallgatan 2-4	Alingsås	1933/1989	1 383	–	9 082	–	–	–	10 465	9 418	HAR	
Konfektasken 15	Kolavägen 2-8/Sidenvägen 7	Alingsås	1929/1969	3 769	–	6 927	–	–	–	10 696	8 049	HAR	B
Hede 3:12	Faktorvägen 1	Kungsbacka	1992	1 971	–	6 929	–	–	–	8 900	21 833	HAR	*/B
Hede 3:131	Tryckarevägen 8	Kungsbacka	1991	170	–	1 347	–	–	–	1 517	3 605	HAR	B
Kungsbacka 4:47	L:a Verkstadsg 2-6/Verkstadsg 7	Kungsbacka	1978/1990	1 516	–	2 475	–	–	–	3 991	7 820	HAR	B
Varla 2:388	Energigatan 21	Kungsbacka	1983/1995	–	–	2 207	–	–	–	2 207	4 101	HAR	B
Varla 2:415	Borgås Gårdsväg 15	Kungsbacka	2002	755	–	2 676	–	–	–	3 431	9 068	HAR	B
Kåbäcken 11:7	G:a Alingsåsvägen 29	Partille	1961/1964	–	–	2 227	–	–	–	2 227	3 593	HAR	
Total warehouse/industrial				**73 105**	**2 765**	**307 466**	**83 231**	**0**	**1 670**	**468 237**	**868 483**		



Sesamfröet 1, Mölndal



IBT

Pottegården 4, Mölndal

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Subsidiary	Note
				Square metres per type of premises									
RESIDENTIAL													
Inom Vallgraven 35:16 B	Magasinsg 11-13/Vallg 4-6	Gothenburg	1991	251	54	–	–	1 146	–	1 451	13 712	EKL	
Inom Vallgraven 41:13	Arsenalsgatan 4	Gothenburg	1908/1990	197	–	54	–	2 774	–	3 025	27 697	EKL	
Bö 13:5-6	Daltorpsgatan 23-25	Gothenburg	1939/1980	–	–	–	–	1 033	20	1 053	7 345	EKL	
Kålltorp 120:3	Virginsgatan 7	Gothenburg	1947/1986	–	–	–	–	1 105	–	1 105	9 038	EKL	T
Kålltorp 27:18	Kallkällegatan 16	Gothenburg	1938/1986	62	–	–	–	830	–	892	6 685	EKL	
Kålltorp 38:18	Björcksgatan 30	Gothenburg	1935/1985	–	–	–	–	744	229	973	6 190	EKL	
Total residential				**510**	**54**	**54**	**0**	**7 632**	**249**	**8 499**	**70 667**		
DEVELOPMENT PROJECTS													
Arendal 1:13	Hamneviksvägen 31	Gothenburg	2005	–	–	27 300	–	–	–	27 300	–	EKL	*
Total development projects				**0**	**0**	**27 300**	**0**	**0**	**0**	**27 300**	**0**		

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


VARLA
HEDE
E6
E20
KUNGSBACKA
CENTRUM
0
1
2 km

Office/Retail Warehouse/Industrial Residential Development projects and land



Varla 2:415, Kungsbacka



Varla 2:416, Kungsbacka

Greater Gothenburg

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Subsidiary	Note
UNDEVELOPED LAND													
Annedal 21:9	Haraldsgatan 3	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Kärra 28:10	Transportgatan 37	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Kärra 74:2	Tagenevägen 29	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Kärra 75:3	Transportgatan 33	Gothenburg	–	–	–	–	–	–	–	–	–	EKL	B
Högsbo 33:1	Gruvgatan 29	Gothenburg	–	–	–	–	–	–	–	–	707	HAR	B
Högsbo 36:9	Hulda Mellgrens gata 7	Gothenburg	–	–	–	–	–	–	–	–	1 342	HAR	B
Högsbo 39:3	Ingela Gathenhielms gata 8	Gothenburg	–	–	–	–	–	–	–	–	273	HAR	B
Kobbegården 152:1	Industrivägen 4-6	Gothenburg	–	–	–	–	–	–	–	–	6 800	HAR	B
Kobbegården 6:7	Ekonomivägen 11	Gothenburg	–	–	–	–	–	–	–	–	876	HAR	B
Kallebäck 2:5	Grafiska vägen 2-4	Gothenburg	–	–	–	–	–	–	–	–	27 500	EKL	B
Heliumgasen 4	Neongatan 4 B	Mölndal	–	–	–	–	–	–	–	–	1 806	HAR	B
Kyllared 1:112	Tvinnaregatan 27	Borås	–	–	–	–	–	–	–	–	255	HAR	B
Skällared 3:49	Lysekulevägen	Kungsbacka	–	–	–	–	–	–	–	–	–	EKL	B
Solsten 1:108	Företagsparken	Härryda	–	–	–	–	–	–	–	–	5 041	EKL	B
Total undeveloped land				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**44 600**		
Total Greater Gothenburg				**345 023**	**32 138**	**377 621**	**86 680**	**14 718**	**4 182**	**860 362**	**3 141 771**		

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


NOLTORP
Mjörn
ALINGSÅS
ÖSTLYCKAN
E20
CENTRUM
KULLINGSBERG
TUVEBO
0
1
2 km

● Office/Retail ● Warehouse/Industrial ● Residential ● Development projects and land


Berguven 1, Mölndal


Gjutaren 26 B, Alingsås

Castellum's Real Estate Portfolio in Greater Gothenburg 31-12-2005

	Number of properties	Area thousand sq.m.	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail									
Central Gothenburg	20	89	150	*1 678*	86.9%	130	36	*404*	94
Eastern Gothenburg	4	60	54	*899*	91.4%	49	16	*266*	33
Borås	6	44	42	*957*	95.2%	40	12	*276*	28
Mölndal	8	41	40	*976*	87.6%	36	8	*184*	28
Högsbo/Sisjön	7	42	37	*875*	82.4%	30	7	*160*	23
Rest of Greater Gothenburg	24	80	73	*916*	94.2%	69	17	*216*	52
Total office/retail	**69**	**356**	**396**	***1 111***	**89.4%**	**354**	**96**	***269***	**258**
Warehouse/industrial									
Hisingen	31	167	100	*598*	94.1%	94	23	*138*	71
Mölndal	21	118	77	*656*	87.0%	67	11	*98*	56
Högsbo/Sisjön	15	62	45	*733*	97.5%	44	8	*131*	36
Eastern Gothenburg	1	32	22	*693*	86.8%	19	6	*175*	13
Borås	6	46	21	*462*	92.3%	20	5	*110*	15
Rest of Greater Gothenburg	8	43	29	*657*	95.4%	27	6	*139*	21
Total warehouse/industrial	**82**	**468**	**294**	***629***	**92.2%**	**271**	**59**	***127***	**212**
Residential									
Cental Gothenburg	2	4	4	*1 027*	99.8%	4	1	*305*	3
Eastern Gothenburg	4	4	4	*939*	99.8%	4	2	*433*	2
Total residential	**6**	**8**	**8**	***985***	**99.8%**	**8**	**3**	***366***	**5**
Total	**157**	**832**	**698**	***839***	**90.7%**	**633**	**158**	***190***	**475**
Leasing and property administration							33	*40*	–33
Total after leasing and property administration							**191**	***230***	**442**
Development projects	1	27	–	–	–	0	0	–	–
Undeveloped land	14	–	–	–	–	–	–	–	–
Total	**172**	**859**	**698**	**–**	**–**	**633**	**191**	**–**	**442**

Rental value by property type, excl. projects


Office/Retail 57%
Warehouse/
Industrial 42%
Residential 1%

Rental value by area, excl. projects


Gothenburg 64%
Mölndal 17%
Alingsås 3%
Borås 9%
Kungsbacka 3%
Rest of Greater
Gothenburg 4%

Property related key ratios

	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	839	834	798	768	731	689
Economic occupancy rate	90.7%	92.2%	93.0%	93.5%	94.7%	93.7%
Property costs, SEK/sq.m.	230	228	217	217	217	215
Net operating income, SEK/sq.m.	531	540	525	501	475	430
Number of properties	172	178	188	195	208	211
Lettable area, thousand sq.m.	859	794	765	736	721	740

Öresund Region

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Subsidiary	Note
OFFICE/RETAIL													
Betongen 11	Krangatan 4	Malmö	1991	4 879	–	17	–	–	–	4 896	24 271	BRI	T
Björnen 6	Davidhallsgatan 20	Malmö	1920/1988	1 688	429	71	–	–	–	2 188	22 000	BRI	
Brandnävan 1&2	Stenbärsgatan 1	Malmö	1989	2 822	–	–	–	–	–	2 822	13 012	BRI	T/B
Flygledaren 3	Höjdrodergatan 18	Malmö	1991	1 610	–	–	–	–	–	1 610	5 181	BRI	T
Flygvärdinnan 4	Höjdrodergatan 30-34	Malmö	1935/2001	5 679	–	3 883	–	–	–	9 562	56 396	BRI	T
Folke 3	Fredriksbergsgatan 1 A-C	Malmö	1988	1 898	–	163	–	2 125	–	4 186	21 670	BRI	
Gustav Adolf 13	Gustav Adolfs torg 4	Malmö	1968	10 690	–	–	–	–	–	10 690	130 000	BRI	
Hälsingland 19 A	Fosievägen 9-19	Malmö	1950/1995	–	4 439	–	–	–	–	4 439	–	BRI	
Lybeck 10	Stora Nygatan	Malmö	1964/1992	6 323	9 445	18	–	5 032	9 838	30 656	263 200	BRI	
Malte 23	Fredriksbergsgatan 16	Malmö	1965	5 477	956	340	643	–	–	7 416	39 200	BRI	
Murman 8	Krusegatan 27	Malmö	1960/1989	5 102	–	2 040	–	–	–	7 142	14 969	BRI	
Norsen 12	Föreningsgatan 7	Malmö	1930/1990	2 446	–	96	54	140	363	3 099	–	BRI	
Sadelknappen 4	Ridspögatan 10	Malmö	1985	1 010	–	–	–	–	511	1 521	3 513	BRI	
Spännbucklan 16	Agnesfridsvägen 178	Malmö	1972/2002	–	4 762	–	–	–	–	4 762	26 816	BRI	
Stadt Hamburg 14	St Hamburgsgatan 1	Malmö	1900/2004	4 956	4 067	–	–	76	125	9 224	136 000	BRI	
Stillman 40	Krusegatan 34	Malmö	1975/1986	1 835	–	–	–	–	–	1 835	5 027	BRI	*
Svedjenävan 3	Stenbärsgatan 4-6	Malmö	1991	4 728	–	–	–	–	–	4 728	23 603	BRI	
Tuborg 1	Tuborgsgatan 2	Malmö	1945/1980	7 163	–	296	403	–	132	7 994	–	BRI	
Vårbuketten 3	Husievägen 21	Malmö	1987/2002	2 710	–	–	–	–	–	2 710	19 380	BRI	B
Forskaren 2	Emdalavägen 4-18	Lund	2001	18 499	–	–	–	–	1 500	19 999	265 000	BRI	B
Jöns Petter Borg 9	Landerigränden 21	Lund	1990	4 442	–	6 794	–	–	–	11 236	47 724	BRI	B
Kvartsen 2	Skiffervägen 15	Lund	1991	695	–	943	–	–	–	1 638	6 254	BRI	B
Reuterdahl 11	Scheelevägen 16	Lund	1990	2 897	–	–	–	–	205	3 102	34 600	BRI	
Rudebok 2	Rudeboksvägen 3	Lund	1985/2004	4 697	–	–	–	–	–	4 697	22 345	BRI	
Smörkärnan 1	Kaprifolievägen 1	Lund	1968/1995	6 222	–	136	–	–	1 340	7 698	69 000	BRI	
St Botulf 11	Botulfsg 5/Skomakareg 4	Lund	1931/1990	–	1 359	–	–	3 139	380	4 878	61 786	BRI	
St Clemens 22	Stortorget 6-8	Lund	1832/1981	667	1 551	–	–	908	–	3 126	49 149	BRI	B
St Clemens 27	Stortorget 4	Lund	1846/1999	148	1 383	–	–	–	–	1 531	35 000	BRI	
Stockholmsledet 8	Scheelevägen 30-32	Lund	1991	10 640	333	740	–	–	–	11 713	106 000	BRI	
Traktorn 2	Traktorvägen 11	Lund	1990/1995	12 374	–	0	–	–	–	12 374	83 000	BRI	
Trumlan 1	Traktorvägen 19	Lund	1990	–	1 183	1 337	–	–	–	2 520	7 870	BRI	
Erik Dahlberg 2	Kullagatan 21	Helsingborg	1890/1987	400	442	0	–	–	–	842	8 526	BRI	
Kavalleristen 9	Berga Allé 1-3	Helsingborg	1920/1993	11 488	–	437	–	–	757	12 682	63 077	BRI	B
Kroksabeln 18	Florettgatan 12	Helsingborg	1988	3 253	–	82	–	–	179	3 514	15 733	BRI	B
Kulan 1	Garnisonsgatan 5	Helsingborg	1996/2005	–	–	12 730	–	–	–	12 730	18 624	BRI	B
Musköten 5	Bergavägen 8	Helsingborg	1970/1985	1 634	540	889	–	–	816	3 879	6 165	BRI	
Pilbågen 6	Garnisonsgatan 6	Helsingborg	1977	–	850	814	–	–	3 675	5 339	35 920	BRI	
Pilbågen 9	Garnisonsgatan 10	Helsingborg	1980	5 305	4 342	2 033	–	–	–	11 680	–	BRI	
Rustningen 1	Rundgången 26-32	Helsingborg	1989	6 699	1 022	2 201	372	–	150	10 444	44 201	BRI	

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


Lybeck 10, Malmö


Benkammen 6, Malmö

Öresund Region

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
Snårskogen 1	Kanongatan 155-159	Helsingborg	1991	1 885	3 841	2 758	144	–	–	8 628	33 708	BRI	
Vikingen 4	L Strandgatan 5	Helsingborg	1900/1983	–	–	–	–	–	800	800	7 261	BRI	
Vikingen 6	Mariagatan 10	Helsingborg	1878/1984	535	159	–	–	–	–	694	5 296	BRI	
Vikingen 12	L Strandgatan 7	Helsingborg	1912/1988	610	–	–	–	–	600	1 210	9 150	BRI	
Motorblocket 1	Ringvägen 170	Landskrona	1972/1992	–	8 758	100	–	–	130	8 988	29 494	BRI	T
Total office/retail				**164 106**	**49 861**	**38 918**	**1 616**	**11 420**	**21 501**	**287 422**	**1 869 121**		


E6
E20
E22
ARLÖV
Öresund
11
CENTRUM
BULLTOFTA
MALMÖ
LIMHAMN
E6
E20
JÄGERSRO
E20
HYLLIE
E22
FOSIE
E65
E6
E22
0
2
4 km

Office/Retail   Warehouse/Industrial   Residential   Development projects and land



Flygvärdinnan 4, Malmö



Betongen 11, Malmö

Öresund Region

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
WAREHOUSE/INDUSTRIAL													
Benkammen 6	Skogholmsgatan 5	Malmö	1994	1 649	–	10 985	–	–	1 655	14 289	32 313	BRI	*
Bjurö 12	Flintrännegatan 21	Malmö	1960/1974	1 270	–	13 172	8 963	–	330	23 735	44 139	BRI	T
Bjälken 2	Skruvgatan 4	Malmö	1962/1990	525	–	2 341	–	–	650	3 516	4 141	BRI	T
Bjälken 3	Skruvgatan 6-8	Malmö	1962	420	–	2 211	–	–	–	2 631	2 895	BRI	
Dubbelknappen 17	Risyxegatan 6	Malmö	1989	–	–	2 380	–	–	–	2 380	5 368	BRI	B
Finngrundet 1	Bjurögatan 29	Malmö	1966	–	–	7 490	–	–	–	7 490	8 659	BRI	T
Flygfyren 1	Flygfältsvägen 1	Malmö	1950/2002	–	1 905	10 035	–	–	–	11 940	35 567	BRI	B
Gulsippan 1	Källvattengatan 5	Malmö	1988	1 954	–	11 433	–	–	491	13 878	45 241	BRI	B
Hamnen 22:27	Jörgen Kockgatan 11	Malmö	1952/1976	266	–	954	–	–	–	1 220	1 004	BRI	T
Holkyxan 5	Bronsyxegatan 11	Malmö	1977/2000	–	–	6 510	–	–	–	6 510	11 796	BRI	T
Kalkgrundet 5	Borrgatan 15	Malmö	1935/1985	669	–	6 741	–	–	–	7 410	13 252	BRI	T
Kampen 25	Lantmannagatan 22-26	Malmö	1940/1990	4 415	–	22 617	1 825	–	11 562	40 419	43 820	BRI	
Lillgrund 5	Borrgatan 31	Malmö	1952/1998	–	–	4 430	–	–	–	4 430	8 834	BRI	
Långdansen 1	Sångleksgatan 9	Malmö	1980	–	–	1 200	–	–	–	1 200	4 398	BRI	
Murman 11	Krusegatan 21	Malmö	1960	2 164	–	5 930	–	–	260	8 354	14 443	BRI	T
Murman 7	Murmansgatan 124	Malmö	1959/1987	1 020	–	5 313	162	–	–	6 495	12 225	BRI	T
Revolversvarven 9	Jägershillgatan 16	Malmö	1985	–	–	3 900	–	–	–	3 900	13 571	BRI	T
Ringspännet 1	Kantyxegatan 5	Malmö	2002	–	–	6 700	–	–	–	6 700	8 983	BRI	
Sadelknappen 1	Sadelgatan 9	Malmö	1979	–	–	2 000	–	–	–	2 000	3 907	BRI	
Skjutsstallslyckan 3	Lundavägen 62	Malmö	1946	–	1 391	–	1 705	–	–	3 096	3 668	BRI	
Stångbettet 1	Travbanegatan 1	Malmö	1989	–	–	1 743	–	–	–	1 743	4 160	BRI	
Tistlarna 9	Styrsögatan 4	Malmö	1991	1 186	–	14 401	0	–	–	15 587	24 333	BRI	B
Tågarp 16:22	Företagsvägen 14	Malmö	1968/1993	–	–	9 937	0	–	–	9 937	16 013	BRI	
Tågarp 16:72	Företagsvägen 25	Malmö	1973/1988	671	–	1 620	0	–	–	2 291	6 652	BRI	
Bergakungen 1	Måndagsgatan 6	Helsingborg	1990	618	–	2 325	0	–	–	2 943	9 436	BRI	
Dolken 4	Mörsaregatan 16	Helsingborg	1970/1985	360	–	2 330	306	–	–	2 996	4 363	BRI	
Grusbacken 2	Makadamgatan 15	Helsingborg	2005	–	–	–	–	–	13 300	13 300	21 844	BRI	*
Grusbädden 2	Mogatan 2-6	Helsingborg	1989	1 315	–	8 089	–	–	–	9 404	25 634	BRI	
Grusplanen 3	Makadamgatan 19	Helsingborg	1990	–	–	2 735	–	–	–	2 735	6 184	BRI	*
Hyveljärnet 3	Lastgatan 9	Helsingborg	1990	–	–	2 276	–	–	–	2 276	5 148	BRI	
Mimer 12	S Tvärgången 3	Helsingborg	1960	–	–	159	289	–	2 649	3 097	–	BRI	B
Nide 2	Rundgången 10	Helsingborg	1955/1985	2 485	–	5 344	1 924	–	304	10 057	19 552	BRI	
Studsaren 4	Bergavägen 21	Helsingborg	1970	–	–	–	–	–	1 049	1 049	3 018	BRI	
Värjan 3	Garnisionsgatan 9	Helsingborg	1969	1 112	695	3 025	–	–	–	4 832	13 672	BRI	B
Annedal 9	Annedalsvägen 2	Lund	1990	–	–	1 296	–	–	–	1 296	3 329	BRI	
Råbyholm 5	Landerigränden 2-4	Lund	1984	2 486	–	7 908	–	–	–	10 394	37 053	BRI	
Välten 4	Traktorvägen 8	Lund	2003	–	–	3 100	–	–	–	3 100	10 245	BRI	
Välten 5	Traktorvägen 10	Lund	1974/1995	–	–	3 645	–	–	–	3 645	7 187	BRI	
Årdret 12	Höstbruksvägen 14	Lund	1990	–	–	2 049	–	–	–	2 049	5 278	BRI	
Total warehouse/industrial				**24 585**	**3 991**	**198 324**	**15 174**	**0**	**32 250**	**274 324**	**541 325**		

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


Forskaren 2, Lund


Traktorn 2, Lund

Öresund Region

Name of property	Address	Municipality	Build/ Refurb. year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Subsidiary	Note
RESIDENTIAL													
Munken 2	Rektorsgatan 1-9	Helsingborg	1945/2000	345	1 184	137	–	11 954	80	13 700	50 241	BRI	
Unionen 25	S Strandgatan 5-7	Helsingborg	1986/1986	–	177	–	–	2 351	314	2 842	15 868	BRI	
Total residential				**345**	**1 361**	**137**	**0**	**14 305**	**394**	**16 542**	**66 109**		
DEVELOPMENT PROJECTS													
Hälsingland 19 B	Fosievägen 9-19	Malmö	1950/2003	8 245	2 119	55	–	–	–	10 419	80 540	BRI	
Topasen 1	Andesitgatan 8	Helsingborg	1989	–	–	–	–	–	8 558	8 558	25 011	BRI	B
Total development projects				**8 245**	**2 119**	**55**	**0**	**0**	**8 558**	**18 977**	**105 551**		



16
E22
GUNNESBO
IDEON
CENTRUM
LUND
NILSTORP
GASTELYCKAN
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Jöns Petter Borg 9, Lund

Reuterdahl 11, Lund

Öresund Region

Name of property	Address	Municipality	Build/ Refurb. year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
				Square metres per type of premises									
UNDEVELOPED LAND													
Intäkten 5	Lantmannag 20/Ystadsg 49	Malmö	–	–	–	–	–	–	–	–	2 165	BRI	B
Moränen 1&2	Borrgatan 1	Malmö	–	–	–	–	–	–	–	–	2 257	BRI	B
Höjdpunkten 2	Lund	Lund	–	–	–	–	–	–	–	–	3 769	BRI	B
Akvamarin 1	Diabasgatan	Helsingborg	–	–	–	–	–	–	–	–	540	BRI	B
Total undeveloped land				0	0	0	0	0	0	0	8 731		
Total Öresund Region				197 281	57 332	237 434	16 790	25 725	62 703	597 265	2 590 837		

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


111
E4
BERGA
FREDRIKSDAL
E6
E20
CENTRUM
HELSINGBORG
Öresund
E4
111
RAMLÖSA
RAMLÖSA BRUNN
0
2
4 km

● Office/Retail ● Warehouse/Industrial ● Residential ● Development projects and land


Grusbacken 2, Helsingborg


Pilbågen 6, Helsingborg


Kavalleristen 9, Helsingborg

Castellum's Real Estate Portfolio in the Öresund Region 31-12-2005

	Number of properties	Area thousand sq.m.	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail									
Malmö	19	121	165	*1 361*	90.1%	149	40	*326*	109
Lund	12	85	113	*1 329*	91.7%	103	23	*272*	80
Helsingborg	12	72	58	*802*	84.0%	48	12	*175*	36
Landskrona	1	9	7	*765*	82.4%	6	3	*346*	3
Total office/retail	**44**	**287**	**343**	***1 192***	**89.4%**	**306**	**78**	***272***	**228**
Warehouse/industrial									
Malmö	24	201	123	*610*	82.3%	101	28	*138*	73
Helsingborg	10	53	30	*580*	87.2%	26	6	*126*	20
Lund	5	21	16	*779*	94.9%	15	2	*100*	13
Total warehouse/industrial	**39**	**275**	**169**	***617***	**84.3%**	**142**	**36**	***133***	**106**
Residential									
Helsingborg	2	17	18	*1 058*	99.4%	18	5	*283*	13
Total residential	**2**	**17**	**18**	***1 058***	**99.4%**	**18**	**5**	***283***	**13**
Total	**85**	**579**	**530**	***915***	**88.1%**	**466**	**119**	***206***	**347**
Leasing and property administration							22	*38*	–22
Total after leasing and property administration							**141**	***244***	**325**
Development projects	1	21	12	–	–	9	4	–	5
Undeveloped land	4	–	–	–	–	–	–	–	–
Total	**90**	**600**	**542**	**–**	**–**	**475**	**145**	**–**	**330**

Rental value by property type, excl. projects


Office/Retail 65%
Warehouse/Industrial 32%
Residential 3%

Rental value by area, excl. projects


Malmö 55%
Lund 24%
Helsingborg 20%
Rest of the Öresund Region 1%

Property related key ratios

	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	915	931	892	830	784	720
Economic occupancy rate	88.1%	91.2%	90.4%	92.4%	92.7%	93.1%
Property costs, SEK/sq.m.	244	262	258	240	250	240
Net operating income, SEK/sq.m.	563	587	549	527	477	431
Number of properties	90	93	97	101	100	111
Lettable area, thousand sq.m.	600	571	566	559	529	522

Greater Stockholm

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
OFFICE/RETAIL													
Alphyddan 11	Bällstavägen 28-36	Stockholm	1964	4 363	–	–	–	–	–	4 363	10 734	BRO	
Archimedes 1	Gårdsfogdevägen 2-6	Stockholm	1979	11 904	1 829	3 730	388	–	–	17 851	86 717	BRO	
Betongblandaren 3	Gårdsfogdevägen 16	Stockholm	1971	3 238	–	2 873	–	–	–	6 111	28 000	BRO	
Betongblandaren 12	Gårdsfogdevägen 18 B	Stockholm	1972	6 715	–	735	–	–	–	7 450	47 600	BRO	
Betongblandaren 13	Adolfbergsvägen 15, 25-31	Stockholm	1989	7 678	1 086	2 020	–	–	–	10 784	66 200	BRO	
Fredsfors 14	Karlsbodavägen 39-41	Stockholm	1960	12 420	–	2 277	400	–	3 650	18 747	96 200	BRO	
Linaberg 15	Alpvägen 17	Stockholm	1973	3 247	–	1 123	–	–	–	4 370	13 653	BRO	T
Vallonsmidet 8	Gårdsfogdevägen 1-7	Stockholm	1963/1992	13 128	2 959	6 833	–	–	–	22 920	144 800	BRO	B
Ekenäs 1	Finlandsgatan 24-48	Stockholm	2003	18 048	–	–	–	–	490	18 538	199 000	BRO	T
Ekenäs 2	Finlandsgatan 12-14	Stockholm	1989	4 572	–	72	–	–	–	4 644	44 600	BRO	T
Ekenäs 3	Finlandsgatan 10	Stockholm	1989	3 195	310	790	–	–	–	4 295	35 400	BRO	T
Ekenäs 4	Finlandsgatan 16-18	Stockholm	1991	7 458	100	435	–	–	–	7 993	72 000	BRO	T
Karis 3	Finlandsgatan 62	Stockholm	1989	2 967	0	219	–	–	–	3 186	29 200	BRO	T
Karis 4	Finlandsgatan 50-60	Stockholm	1985	4 606	440	202	–	–	–	5 248	42 200	BRO	T
Renseriet 25	Bolidenv 12, 16/Tjurhornsgr 3	Stockholm	1910	889	–	430	80	–	80	1 479	6 855	BRO	B
Renseriet 26	Bolidenv 14-16/Tjurhornsgr 3	Stockholm	1965	1 572	436	213	–	–	302	2 523	20 640	BRO	
Tjurhornet 15	Huddingevägen 103-109	Stockholm	1986	20 453	575	1 843	–	–	–	22 871	140 741	BRO	
Getholmen 2	Måsholmstorget 1-13	Stockholm	1990	5 674	–	–	–	–	–	5 674	32 800	BRO	T
Hästholmen 2	Ekholmsvägen 23	Stockholm	1985	1 220	–	–	–	–	–	1 220	6 239	BRO	T
Mandelblomman 15	Avestag 29/Kronofogdev 56	Stockholm	1950/1990	3 394	–	191	–	–	–	3 585	16 129	BRO	
Drevern 1&3	Gråhundsvägen 82-84	Stockholm	1970/1995	1 226	2 735	–	–	–	–	3 961	20 204	BRO	
Haifa 1	Tegeluddsvägen 97	Stockholm	1962	3 749	–	–	–	–	–	3 749	–	BRO	
Solkraften 11	Solkraftsvägen 18 C	Stockholm	1991	900	–	487	–	–	–	1 387	5 722	BRO	T
Ekplantan 4	Djupdalsvägen 1-7	Sollentuna	1990	8 572	1 301	254	–	–	–	10 127	66 000	BRO	
Ekstubben 21&23	Djupdalsvägen	Sollentuna	1989	6 475	–	60	–	–	–	6 535	44 478	BRO	
Ringpärmen 3	Bergskällavägen 30	Sollentuna	1986	–	4 236	–	–	–	–	4 236	14 949	BRO	*
Ringpärmen 4	Bergskällavägen 32	Sollentuna	1987	10 359	869	1 284	–	–	–	12 512	68 000	BRO	
Sjöstugan 1	Sidensvansvägen 8-10	Sollentuna	1990	4 331	–	2 013	–	–	–	6 344	33 400	BRO	
Altartorpet 22	Jägerhorns väg 6	Huddinge	1986	818	1 477	420	–	–	–	2 715	19 761	BRO	T
Altartorpet 23	Jägerhorns väg 8	Huddinge	1987	4 221	–	–	–	–	–	4 221	30 200	BRO	T
Arrendatorn 15	Jägerhorns väg 3-5	Huddinge	1987	509	860	–	–	–	–	1 369	6 110	BRO	
Arrendatorn 16	Jägerhorns väg 1	Huddinge	1987	884	418	–	–	–	–	1 302	6 649	BRO	
Ellipsen 3	Ellipsvägen 11	Huddinge	1993	1 723	–	1 367	–	–	–	3 090	10 501	BRO	
Veddesta 2:22	Nettovägen 7	Järfälla	1965/1975	–	–	508	–	–	–	508	1 606	BRO	
Veddesta 2:23	Nettovägen 1	Järfälla	1971/1985	–	5 140	699	–	–	–	5 839	23 000	BRO	
Sicklaön 393:4	Vikdalsvägen 50	Nacka	1990	3 574	–	469	–	–	–	4 043	44 200	BRO	
Sicklaön 394:5	Vikdalsgränd 10	Nacka	1991	1 834	–	80	–	–	–	1 914	22 000	BRO	
Total office/retail				**185 916**	**24 771**	**31 627**	**868**	**0**	**4 522**	**247 704**	**1 556 488**		
WAREHOUSE/INDUSTRIAL													
Betongblandaren 10	Gårdsfogdevägen 8-10	Stockholm	1975/1996	2 221	–	11 683	–	–	980	14 884	31 168	BRO	*
Charkuteristen 5	Hallvägen 21	Stockholm	1955	202	–	6 775	–	–	–	6 977	16 661	BRO	T
Charkuteristen 6	Slakthusgatan 20	Stockholm	1955	–	–	2 557	–	–	–	2 557	5 397	BRO	T

Note: * = Acquired in 2005 T = Ground rent A = Lease B = Unutilized building permission


Visiret 2, Huddinge


Vallonsmidet 8, Stockholm


ARLANDA
E4
MÄRSTA
SIGTUNA
ROSERSBERG
E18
UPPLANDS VÄSBY
Norrviken
SOLLENTUNA
TÄBY
E18
Mälaren
KISTA
AKALLA
Edsviken
VEDDESTA
STOCKHOLM
VAXHOLM
LUNDA
Östersjön
MARIEHÄLL
LIDINGÖ
BROMMA
CENTRUM
NACKA
JOHANNESHOV
Mälaren
SMISTA
SKÄR-HOLMEN
KUNGENS KURVA
BOTKYRKA
HUDDINGE
E4
E20
0
4
8 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land

Greater Stockholm

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
Charkuteristen 8	Slakthusgatan 22	Stockholm	1968	-	-	5 359	-	-	-	5 359	10 564	BRO	T
Linde Torp 8 A	Bolidenvägen 8-10	Stockholm	1929	408	-	1 529	-	-	-	1 937	10 030	BRO	B
Sandhagen 6	Slakthusgatan 9	Stockholm	1967	1 501	-	2 659	-	-	-	4 160	9 365	BRO	T
Domnarvet 4	Domnarvsgatan 27-29	Stockholm	1987	1 636	-	-	6 396	-	-	8 032	23 872	BRO	T
Domnarvet 27	Fagerstagatan 19 B	Stockholm	1982	-	-	-	1 950	-	-	1 950	6 796	BRO	T
Domnarvet 39	Gunnebogatan 24-26	Stockholm	1989	1 209	-	1 417	-	-	-	2 626	12 976	BRO	T
Getholmen 1	Ekholmsvägen 32-36	Stockholm	1982	4 569	-	-	3 412	-	-	7 981	30 714	BRO	T
Stensätra 7	Strömsätrav 16	Stockholm	1974	958	-	4 330	-	-	-	5 288	16 647	BRO	T
Elektra 3	Västbergavägen 25	Stockholm	1946	907	235	5 820	-	-	-	6 962	15 858	BRO	
Godståget 1	Transportvägen 7-9	Stockholm	1985	2 169	-	10 789	-	-	-	12 958	55 800	BRO	
Lagerhallen 2	Brunnbyv 2-4/ Partihandelsv 27-45	Stockholm	1975	2 236	-	7 560	-	-	3 567	13 363	34 129	BRO	T
Torngluggen 1-3	Bällstav 159/Tornväktargr 1-9	Stockholm	1963/1983	-	-	1 900	-	-	-	1 900	5 275	BRO	T/A
Tornluckan 1	Tornväktargränd 6	Stockholm	1960	-	-	810	-	-	-	810	1 653	BRO	T
Rosersberg 2:21-22	Rosersbergsvägen 43-45	Sigtuna	1990	-	-	2 126	-	-	-	2 126	5 148	BRO	
Rosersberg 11:12	Tallbacksgatan 6-12	Sigtuna	1988	1 121	-	17 005	-	-	-	18 126	34 448	BRO	
Rosersberg 11:34	Tallbacksgatan 14	Sigtuna	1987/1989	-	-	5 930	-	-	-	5 930	15 070	BRO	
Rosersberg 11:35	Tallbacksgatan 18	Sigtuna	1990	-	-	8 139	-	-	-	8 139	20 231	BRO	
Hantverkaren 2	Hantverkarvägen 9	Botkyrka	1976/1979	-	-	-	5 790	-	-	5 790	10 299	BRO	
Kumla Hage 3	Kumla Gårdsväg 24 A-B	Botkyrka	1985	-	690	1 200	-	-	-	1 890	3 622	BRO	
Kumla Hage 13	Kumla Gårdsväg 24 C	Botkyrka	1990	-	-	1 630	-	-	-	1 630	3 081	BRO	
Mästaren 1	Kumla Gårdsväg 21	Botkyrka	1983/1986	360	-	9 820	10 814	-	-	20 994	41 724	BRO	
Elementet 4	Bäckvägen 18	Sollentuna	1960	595	200	6 700	-	-	-	7 495	13 238	BRO	
Tidskriften 2	Kuskvägen 2	Sollentuna	1976	1 108	3 650	5 173	-	-	-	9 931	30 847	BRO	
Veddesta 2:19	Girovägen 9	Järfälla	1964	-	-	2 556	-	-	-	2 556	6 014	BRO	
Veddesta 2:21	Nettovägen 5	Järfälla	1965/1988	343	-	1 562	-	-	-	1 905	3 439	BRO	
Veddesta 2:26	Nettovägen 11	Järfälla	1968	775	190	1 938	-	-	-	2 903	6 004	BRO	
Veddesta 2:50	Kontov 7/Veddestav 23-25	Järfälla	1964	611	-	3 007	700	-	-	4 318	9 227	BRO	B
Visiret 2	Smista Allé 44	Huddinge	2004	-	-	-	2 135	-	-	2 135	8 000	BRO	
Total warehouse/industrial				**22 929**	**4 965**	**129 974**	**31 197**	**0**	**4 547**	**193 612**	**497 297**		
DEVELOPMENT PROJECTS													
Visiret 2 B	Smista Allé	Huddinge	–	–	–	–	–	–	–	–	4 251	BRO	
Total development projects				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**4 251**		
UNDEVELOPED LAND													
Linde Torp 8	Bolidenv 2-6/Huddingev 101	Stockholm	–	–	–	–	–	–	–	–	1 518	BRO	B
Rankan 3-4	Sollentunaholmsvägen 1-7	Sollentuna	–	–	–	–	–	–	–	–	19 800	BRO	B
Smista Park	Smista Allé	Huddinge	–	–	–	–	–	–	–	–	24 975	BRO	B
Saltmossen 3	Kumla Gårdsväg 21	Botkyrka	–	–	–	–	–	–	–	–	2 975	BRO	B
Total undeveloped land				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**49 268**		
Total Greater Stockholm				**208 845**	**29 736**	**161 601**	**32 065**	**0**	**9 069**	**441 316**	**2 107 304**		

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


Betongblandaren 10, Stockholm


Betongblandaren 13, Stockholm

Castellum's Real Estate Portfolio in Greater Stockholm 31-12-2005

	Number of properties	Area thousand sq.m.	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail									
Mariehäll in Bromma	8	93	104	*1 126*	84.4%	88	23	*248*	65
Elektronikbyn in Kista	6	44	68	*1 545*	73.2%	50	22	*490*	28
Sollentuna	5	40	43	*1 086*	81.5%	35	12	*303*	23
Johanneshov	3	27	33	*1 224*	92.2%	30	6	*246*	24
Skärholmen/Kungens kurva	7	19	20	*1 041*	80.2%	16	6	*340*	10
Rest of Greater Stockholm	8	25	27	*1 057*	90.7%	24	9	*350*	15
Total office/retail	**37**	**248**	**295**	***1 191***	**82.5%**	**243**	**78**	***317***	**165**
Warehouse/industrial									
Rosersberg	4	35	24	*702*	81.3%	20	5	*143*	15
Johanneshov	5	21	19	*892*	89.6%	17	5	*256*	12
Botkyrka	4	30	18	*592*	61.4%	11	4	*122*	7
Veddesta/Lunda	7	24	18	*729*	80.6%	14	6	*237*	8
Skärholmen/Kungens kurva	3	16	15	*1 005*	91.3%	14	4	*269*	10
Rest of Greater Stockholm	8	68	52	*761*	90.6%	47	14	*209*	33
Total warehouse/industrial	**31**	**194**	**146**	***754***	**84.2%**	**123**	**38**	***197***	**85**
Total	**68**	**442**	**441**	***999***	**83.1%**	**366**	**116**	***264***	**250**
Leasing and property administration							22	*51*	–22
Total after leasing and property administration							**138**	***315***	**228**
Development projects	1	0	–	–	–	–	0	–	–
Undeveloped land	4	–	–	–	–	–	–	–	–
Total	**73**	**442**	**441**	**–**	**–**	**366**	**138**	**–**	**228**

Rental value by property type, excl. projects


Office/Retail 67%
Warehouse/ Industrial 33%

Rental value by area, excl. projects


Bromma/Mariehäll 26%
Sollentuna 13%
Johanneshov 12%
Skärholmen/ Kungens kurva 8%
Elektronikbyn in Kista 15%
Rest of Greater Stockholm 26%

Property related key ratios

	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	999	1 031	1 044	1 032	935	892
Economic occupancy rate	83.1%	84.5%	87.0%	89.1%	94.1%	92.5%
Property costs, SEK/sq.m.	315	339	332	326	336	319
Net operating income, SEK/sq.m.	515	532	576	594	544	507
Number of properties	73	70	70	70	71	62
Lettable area, thousand sq.m.	442	422	403	404	405	355

Mälardalen

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
OFFICE/RETAIL													
Boländerna 30:2	Verkstadsgatan 9	Uppsala	1971	–	9 679	11 253	–	–	–	20 932	51 116	ASP	B
Boländerna 30:2 B	Verkstadsgatan 11	Uppsala	2002	2 134	–	–	–	–	–	2 134	9 242	ASP	
Boländerna 35:2	Bolandsgatan 20	Uppsala	1981	–	4 118	–	–	–	–	4 118	24 894	ASP	
Dragarbrunn 20:2	Kungsg/St Persg	Uppsala	1963	1 882	626	–	–	–	–	2 508	–	ASP	
Kungsängen 24:3	Kungsgatan 95	Uppsala	1998	729	5 750	–	–	–	–	6 479	48 600	ASP	
Kungsängen 29:1	Kungsgatan 70	Uppsala	1985	2 264	1 986	160	–	–	–	4 410	14 506	ASP	
Kungsängen 35:3	Kungsgatan 76	Uppsala	2001	3 060	–	–	–	–	–	3 060	13 154	ASP	
Kvarngärdet 64:3	Sportfältsvägen 3	Uppsala	1991	1 979	–	–	–	–	–	1 979	9 995	ASP	
Årsta 67:1	Stålgatan 8-12	Uppsala	1988	288	9 078	823	–	–	–	10 189	32 587	ASP	
Årsta 72:3	Svederusgatan 1-4	Uppsala	1990	1 824	1 819	5 724	–	–	–	9 367	21 604	ASP	
Årsta 74:1	Fyrislundsgatan 68	Uppsala	1985	–	6 956	–	–	–	–	6 956	32 200	ASP	
Årsta 74:3	Axel Johanssons gata 4-6	Uppsala	1990	13 799	–	–	–	–	–	13 799	99 800	ASP	
Almen 3	Släggargatan 1	Västerås	1964/1986	2 140	–	–	–	–	–	2 140	4 639	ASP	
Blästerugnen 2	Kokillgatan 7	Västerås	1991	60	1 990	–	–	–	–	2 050	5 727	ASP	T
Dagsländan 11	Jonasborgsvägen 26	Västerås	1990	1 107	–	–	–	–	–	1 107	3 271	ASP	T
Degeln 1	Kokillgatan 1-3	Västerås	1984	3 378	1 050	2 049	–	–	–	6 477	20 588	ASP	T
Elledningen 4	Tunbytorpsgatan 31	Västerås	1991	3 620	–	–	–	–	–	3 620	8 158	ASP	
Fallhammaren 1	Fallhammargatan 3	Västerås	1989	3 765	–	741	–	–	–	4 506	13 132	ASP	
Friledningen 13	Tunbytorpsgatan 10	Västerås	1978	945	–	940	–	–	–	1 885	3 945	ASP	T/B
Gjutjärnet 7	Gjutjärnsgatan 5	Västerås	1989	–	2 181	258	–	–	–	2 439	12 000	ASP	
Hjulsmeden 1	Gjutjärnsgatan 8	Västerås	1990	–	1 351	632	–	–	–	1 983	4 452	ASP	
Kokillen 1	Kokillgatan 2	Västerås	1988	879	981	1 145	–	–	–	3 005	6 612	ASP	T
Kopparlunden	Kopparlunden	Västerås	1890/2000	17 950	–	–	–	–	–	17 950	65 996	ASP	
Kraftfältet 5	Strömledningsgatan 1	Västerås	1991	325	1 413	2 167	–	–	–	3 905	4 525	ASP	*
Kyrkobacksgärdet 9	Arosvägen 32	Västerås	1920/1986	–	377	–	–	140	–	517	2 193	ASP	
Ringborren 8&16	Tallmätargatan 1	Västerås	1956/1988	1 640	582	1 605	–	108	–	3 935	8 309	ASP	
Tunbytorp 1	Strömledningsgatan 1	Västerås	1965	–	5 463	–	–	–	–	5 463	3 920	ASP	*/T
Tunbytorp 19	Tunbytorpsgatan 2 A	Västerås	1990	1 982	–	–	–	–	–	1 982	5 705	ASP	*
Tunbytorp 7	Strömledningsgatan 3	Västerås	1965	5 057	–	–	–	–	–	5 057	7 466	ASP	*/T
Basen 10	Fridhemsgatan 2-4	Örebro	1900/1990	6 097	–	152	–	–	–	6 249	32 350	ASP	
Lagerchefen 3	Aspholmsvägen 3	Örebro	1957/1985	–	1 900	–	–	–	–	1 900	4 925	ASP	
Lantmannen 7	Boställsvägen 10	Örebro	1985	310	2 050	215	–	–	–	2 575	7 477	ASP	
Långan 20	Fabriksgatan 8	Örebro	1993	3 465	–	112	–	–	–	3 577	16 158	ASP	
Motormannen 1	Radiatorvägen 1	Örebro	1966	401	3 484	410	–	–	–	4 295	12 025	ASP	
Röda rummet	Radiatorvägen 17	Örebro	2000	3 485	–	–	–	–	–	3 485	18 490	ASP	
Rörläggaren 1	Aspholmsvägen 4	Örebro	1963/1992	–	–	–	4 489	–	–	4 489	6 811	ASP	
Rörmokaren 5	Elementvägen 1	Örebro	1984	1 590	575	200	–	–	–	2 365	7 055	ASP	
Svetsaren 4	Elementvägen 12	Örebro	1976/1984	–	1 790	2 590	–	–	–	4 380	6 890	ASP	
Svetsaren 5	Elementvägen 14	Örebro	1977/1988	2 625	–	430	–	–	–	3 055	8 360	ASP	
Svetsaren 7	Elementvägen 16	Örebro	1960/1983	855	–	–	–	–	–	855	1 842	ASP	
Svetsaren 8	Elementvägen 4	Örebro	1977	560	3 070	220	–	–	–	3 850	10 382	ASP	T

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission



Svetsaren 5, Örebro



Virkeshandlaren 10, "Röda rummet", Örebro

Mälardalen

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
Vindrutan 1	Västhagagatan 3	Örebro	1992	–	1 295	–	20	–	–	1 315	7 800	ASP	
Virkeshandlaren 10	Radiatorvägen 13-15	Örebro	1979	2 937	3 265	1 128	–	–	–	7 330	26 072	ASP	
Virkeshandlaren 7	Radiatorvägen 11	Örebro	1970/1987	4 834	1 620	96	–	–	–	6 550	21 990	ASP	
Ånsta 20:117	Aspholmsvägen 9	Örebro	1990	675	–	–	–	–	–	675	2 323	ASP	
Märsta 1:219	Raisogatan 1-27	Sigtuna	1993	2 795	–	–	–	883	–	3 678	22 071	ASP	B
Märsta 16:3	Maskingatan 3	Sigtuna	1992	2 470	–	385	–	–	–	2 855	12 288	ASP	
Total office/retail				**103 906**	**74 449**	**33 435**	**4 509**	**1 131**	**0**	**217 430**	**763 645**		


60
E18
E20
ÖREBRO
Hjälmaren
ROSTA
CENTRUM
ASPHOLMEN
E18
E20
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land



Ånsta 20:117, Örebro

Basen 10, Örebro

Mälardalen

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub- sidiary	Note
WAREHOUSE/INDUSTRIAL													
Barkborren 3	Barkborregatan 3	Västerås	1970/1989	–	–	–	2 950	–	–	2 950	3 501	ASP	T
Elkraften 4	Tunbytorpsgatan 16	Västerås	1976	–	–	–	946	–	–	946	1 678	ASP	*/T
Elkraften 7	Energigatan 3 A	Västerås	1976	–	–	–	1 114	–	–	1 114	2 123	ASP	*/T
Elledningen 1	Tunbytorpsgatan 31	Västerås	1982	–	–	–	1 910	–	–	1 910	3 753	ASP	T
Friledningen 8	Tunbytorpsgatan 6	Västerås	1971	–	–	–	2 369	–	–	2 369	3 521	ASP	*/T
Friledningen 9	Tunbytorpsgatan 8	Västerås	1968/1989	–	–	–	5 464	–	–	5 464	9 081	ASP	*
Jordlinan 2	Stenbygatan 6	Västerås	1991	–	2 450	5 644	–	–	–	8 094	18 425	ASP	
Krista 1	Saltängsvägen 59	Västerås	2005	–	–	–	2 980	–	–	2 980	–	ASP	
Köpmannen 1	Kranbyggargatan 1	Västerås	1984	400	–	–	1 050	–	–	1 450	2 560	ASP	
Köpmannen 3	Kranbyggargatan 3	Västerås	1982	0	–	–	2 370	–	–	2 370	4 540	ASP	T
Köpmannen 8	Lundby Gårdsgata 4	Västerås	1988	210	–	–	2 390	–	–	2 600	3 729	ASP	
Ledningstråden 1	Strömledningsgatan 1	Västerås	1967	–	–	–	6 007	–	–	6 007	8 749	ASP	*/T
Ledningstråden 6	Tunbytorpsgatan 23	Västerås	1970	–	–	–	620	–	–	620	1 354	ASP	*/T
Lufthammaren 1	Ånghammargatan 2-4	Västerås	1977	4 168	–	2 820	–	–	–	6 988	21 243	ASP	T
Tunbytorp 2	Tunbytorpsgatan 4	Västerås	1970	–	–	–	4 180	–	–	4 180	4 097	ASP	*
Tunbytorp 8	Friledningsgatan 3 A	Västerås	1970	–	–	–	830	–	–	830	1 548	ASP	*
Tunbytorp 10	Tunbytorpsgatan 23	Västerås	1978	–	–	–	7 528	–	–	7 528	9 619	ASP	*
Ånghammaren 2	Ånghammargatan 1-9	Västerås	1972/1994	4 474	100	8 881	–	–	–	13 455	14 935	ASP	T
Chauffören 2	Stuvargatan 3	Örebro	1991	1 150	–	5 950	–	–	–	7 100	13 301	ASP	
Grosshandlaren 2	Nastagatan 6-8	Örebro	1977	1 000	–	21 443	–	–	–	22 443	27 851	ASP	B
Gällersta-Gryt 4:9	Gällerstavägen	Örebro	1969	–	–	–	11 405	–	–	11 405	11 933	ASP	
Konstruktören 9	Söderleden 10	Örebro	1987	–	–	1 260	–	–	–	1 260	2 349	ASP	
Konstruktören 10	Söderleden 12	Örebro	1987	–	–	–	3 665	–	–	3 665	6 906	ASP	
Konstruktören 11	Söderleden 14	Örebro	1987	–	–	1 715	–	–	–	1 715	3 757	ASP	
Radion 2	Radiogatan 1	Kumla	1991/1995	–	–	–	4 100	–	–	4 100	7 512	ASP	
Rörläggaren 2	Aspholmsvägen 6	Örebro	1984	310	–	–	2 525	–	120	2 955	4 129	ASP	
Rörmokaren 1	Elementvägen 13-15	Örebro	1963/1986	110	185	–	3 550	–	–	3 845	7 674	ASP	
Boländerna 28:2	Verkstadsgatan 17	Uppsala	1968	–	–	2 272	–	–	–	2 272	6 594	ASP	B
Boländerna 28:3	Verkstadsgatan 9	Uppsala	1981	144	–	205	–	–	–	349	1 669	ASP	B
Boländerna 30:3	Verkstadsgatan 9	Uppsala	1987	–	–	2 500	–	–	–	2 500	8 838	ASP	B
Årsta 36:2	Möllersvårdsgatan 12	Uppsala	1978/1989	1 135	–	1 404	–	–	–	2 539	7 819	ASP	
Årsta 38:1	Möllersvårdsgatan 5	Uppsala	1979	–	–	–	2 955	–	–	2 955	7 552	ASP	
Broby 11:8	Östra Bangatan 14	Sigtuna	1989	248	–	583	–	–	–	831	2 039	ASP	
Märsta 16:2	Maskingatan 5-7	Sigtuna	1989	600	–	1 013	–	–	–	1 613	4 150	ASP	
Märsta 17:6	Maskingatan 8	Sigtuna	1970/1988	452	–	–	2 221	–	–	2 673	6 997	ASP	
Märsta 21:51	Elkraftsgatan 11-13	Sigtuna	1990	–	–	–	2 200	–	–	2 200	7 312	ASP	
Total warehouse/industrial				**14 401**	**2 735**	**55 690**	**75 329**	**0**	**120**	**148 275**	**252 838**		

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


Årsta 74:3, Uppsala


LÄKARHUSET
Dragarbrunn 20:2, Uppsala

Mälardalen

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Subsidiary	Note
DEVELOPMENT PROJECTS													
Svetsaren 6	Radiatorvägen 14	Örebro	1962	3 700	–	–	–	–	–	3 700	27 750	ASP	8
Dragarbrunn 16:2	Dragarbrunnsgatan	Uppsala	1963	3 029	2 428	362	–	–	–	5 819	46 282	ASP	
Verkstaden 14	Kopparlunden	Västerås	1890	–	–	–	–	–	8 306	8 306	563	ASP	8
Total development projects				**6 729**	**2 428**	**362**	**0**	**0**	**8 306**	**17 825**	**74 595**		
Total Mälardalen				**125 036**	**79 612**	**89 487**	**79 838**	**1 131**	**8 426**	**383 530**	**1 091 078**		


E4
55
TUNA BACKAR
CENTRUM
ÅRSTA
BOLÄNDERNA
FYRISLUND
KUNGSÄNGEN
72
55
UPPSALA
E4
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Boländerna 30:2, Uppsala
Kungsängen 35:3, Uppsala


VÄSTERÅS
TUNBYTORP
NORRMALM
ÖSTERMALM
HÄLLA
BÄCKBY
Västeråsfjärden
67
66
E18
E18
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land



Kopparlunden, Västerås



Tunbytorp 19, Västerås

Castellum's Real Estate Portfolio in Mälardalen 31-12-2005

	Number of properties	Area thousand sq.m.	Rental value	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail									
Uppsala	12	86	82	*955*	83.2%	69	21	*239*	48
Västerås	17	68	57	*835*	88.6%	50	16	*235*	34
Örebro	16	57	46	*810*	94.9%	44	13	*234*	31
Sigtuna	2	7	7	*1 048*	90.9%	6	2	*292*	4
Total office/retail	**47**	**218**	**192**	***882***	**87.9%**	**169**	**52**	***238***	**117**
Warehouse/industrial									
Västerås	18	72	44	*613*	87.3%	38	11	*156*	27
Örebro	9	58	33	*564*	83.9%	28	8	*126*	20
Uppsala	5	11	7	*670*	97.8%	7	2	*162*	5
Sigtuna	4	7	4	*578*	83.5%	4	1	*164*	3
Total warehouse/industrial	**36**	**148**	**88**	***596***	**86.7%**	**77**	**22**	***145***	**55**
Total	**83**	**366**	**280**	***766***	**87.5%**	**246**	**74**	***200***	**172**
Leasing and property administration							16	*43*	– 16
Total after leasing and property administration							**90**	***244***	**156**
Development projects	3	18	13	–	–	6	5	–	1
Undeveloped land	–	–	–	–	–	–	–	–	–
Total	**86**	**384**	**293**	**–**	**–**	**252**	**95**	**–**	**157**

Rental value by property type, excl. projects


Office/Retail 69%
Warehouse/Industrial 31%

Rental value by area, excl. projects


Uppsala 32%
Västerås 36%
Sigtuna 4%
Örebro 28%

Property related key ratios

	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	766	794	762	737	705	667
Economic occupancy rate	87.5%	87.8%	91.0%	90.3%	91.9%	91.1%
Property costs, SEK/sq.m.	244	262	241	231	226	224
Net operating income, SEK/sq.m.	427	435	453	435	422	383
Number of properties	86	75	71	71	72	81
Lettable area, thousand sq.m.	384	338	333	335	333	304

Western Småland

Name of property	Address	Municipality	Build/ Refurb. year	Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
				Square metres per type of premises									
OFFICE/RETAIL													
Droskan 12	Slottsgatan 14	Jönköping	1990	9 531	–	–	–	–	23	9 554	63 600	COR	
Hotellet 8	V Storgatan 9-13	Jönköping	1963/1999	2 949	15 490	538	–	–	–	18 977	119 000	COR	
Vagnmakaren 7	Hästhovsvägen 2	Jönköping	1983/2001	–	8 172	–	–	–	–	8 172	38 200	COR	
Valutan 11	Kompanigatan 1-2	Jönköping	1992/2001	2 941	2 030	153	–	–	80	5 204	39 000	COR	
Vattenpasset 6	Kungsängsvägen 7	Jönköping	1971/1990	1 669	–	482	–	–	–	2 151	4 633	COR	
Vilan 7	Huskvarnavägen 58-64	Jönköping	1955/1999	9 280	565	6 116	–	–	–	15 961	54 451	COR	
Visionen 1	Bataljonsgatan 10	Jönköping	1996/1995	8 468	–	423	–	–	730	9 621	24 746	COR	B
Vågskålen 3	Huskvarnavägen 40	Jönköping	1983	7 573	387	8 267	–	–	–	16 227	25 495	COR	B
Vägporten 5	Vasavågen 4	Jönköping	1955/2004	251	2 076	–	–	–	–	2 327	7 154	COR	
Almen 9	Malmövägen 12-14	Värnamo	1957/1989	1 082	11 309	–	–	–	40	12 431	43 899	COR	
Bodarna 2	Myntgatan 8, 10	Värnamo	1934/1991	1 329	373	104	–	–	–	1 806	9 370	COR	
Bokbindaren 20	Västbovägen 56	Värnamo	1975/1991	1 792	–	769	–	–	–	2 561	4 228	COR	
Drabanten 1	Nydalavägen 16	Värnamo	1940/1986	230	1 028	–	–	–	–	1 258	2 561	COR	
Gamla Gåsen 4	Boagatan 1	Värnamo	1907	–	–	–	–	–	200	200	707	COR	
Gillet 1	Flanaden 3-5	Värnamo	1974	2 410	925	96	–	1 701	–	5 132	24 675	COR	
Golvläggaren 2	Silkesvägen 30	Värnamo	1991	740	–	–	–	–	–	740	1 508	COR	
Jungfrun 11	Köpmansg 3-7/Luddög 1	Värnamo	2001/1982	329	4 022	–	–	599	–	4 950	22 580	COR	
Karpen 3	Jönköpingsvägen 105-107	Värnamo	1956/1990	145	1 363	405	740	–	–	2 653	3 466	COR	
Knekten 15	Jönköpingsvägen 21	Värnamo	1971/1989	424	559	31	240	–	6	1 260	4 121	COR	
Lejonet 11	Lasarettsgatan 1	Värnamo	1987/1987	4 124	855	226	–	89	–	5 294	26 761	COR	
Linden 1	Malmövägen 3	Värnamo	1961	–	130	–	–	–	–	130	1 232	COR	
Linden 3	Växjövägen 24-26	Värnamo	1960/1989	2 239	560	2 334	–	–	–	5 133	11 426	COR	
Ljuset 8	Nydalavägen 1-9	Värnamo	2003	–	–	2 590	–	–	–	2 590	10 754	COR	
Mon 13	Karlsdalsgatan 2	Värnamo	1983	1 986	–	–	–	–	–	1 986	7 067	COR	
Rågen 1	Expovägen 6	Värnamo	1965/1990	2 847	–	2 314	–	–	–	5 161	5 139	COR	
Vindruvan 15	Storgatsbacken 12	Värnamo	1989	904	1 110	–	–	–	–	2 014	10 039	COR	
Vindruvan 4	Storgatsb 14-20/Myntg 13 m fl	Värnamo	1982	1 203	11 007	30	–	2 162	5	14 407	59 094	COR	
Värnamo 14:11	Jönköpingsvägen 41-43	Värnamo	1917/1982	2 218	–	1 972	–	–	–	4 190	8 148	COR	
Garvaren 4	Hjalmar Petris väg 32	Växjö	1981	2 487	–	–	–	–	–	2 487	7 445	COR	B
Nordstjärnan 1	Kronobergsgatan 18-20	Växjö	1971/2000	4 633	1 009	–	–	–	23	5 665	32 000	COR	
Plåtslagaren 4	Verkstadsgatan 5	Växjö	1967/1988	2 026	780	853	1 893	–	50	5 602	5 116	COR	
Segerstad 4	Segerstadsvägen 7	Växjö	1990	910	–	–	–	–	–	910	–	COR	
Sotaren 4	Arabygatan 82	Växjö	1992	2 436	457	109	–	–	–	3 002	13 649	COR	
Svea 8	Lineborgsplan 3	Växjö	1982	2 044	–	–	–	–	–	2 044	8 241	COR	
Ödman 15	Storgatan 29	Växjö	1972	2 370	1 941	–	–	–	–	4 311	29 600	COR	
Total office/retail				**83 570**	**66 148**	**27 812**	**2 873**	**4 551**	**1 157**	**186 111**	**729 105**		

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


Jungfrun 11, Värnamo


Blic
Almen 9, Värnamo

Western Småland

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
WAREHOUSE/INDUSTRIAL													
Elefanten 3	Rådjursvägen 6	Växjö	1988	–	–	1 074	1 244	–	–	2 318	3 596	COR	
Illern 5	Isbjörnsvägen 11-13	Växjö	1987	529	–	192	1 425	–	–	2 146	4 278	COR	
Isbjörnen 4	Isbjörnsvägen 6	Växjö	1993	–	–	–	10 933	–	–	10 933	18 086	COR	
Sjömärket 3	Annavägen 3	Växjö	1989	1 794	341	763	6 523	–	–	9 421	16 052	COR	B


MARGRETELUND
E4
VÄRNAMO
NORREGÅRD
CENTRUM
27
APLADALEN
HORNARYD
RÖRSTORP
E4
0
2 km

● Office/Retail ● Warehouse/Industrial ● Residential ● Development projects and land


Lejonet 11, Värnamo


ÅHLÉNS ÅH
Vindruvan 4, Värnamo

Western Småland

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Sub-sidiary	Note
Snickaren 12	Smedjegatan 10, 20	Växjö	1976/1989	1 671	1 037	19 785	–	–	200	22 693	27 390	COR	B
Draken 1	Ingelundsvägen 1	Värnamo	1968/1988	–	–	1 750	–	–	–	1 750	2 348	COR	B
Flundran 4	Runemovägen 1	Värnamo	1963/1992	–	–	4 279	6 006	–	–	10 285	10 136	COR	B
Krukmakaren 6	Silkesvägen 2	Värnamo	1961	950	140	748	–	–	–	1 838	1 965	COR	
Mattläggaren 2	Silkesvägen 24	Värnamo	1997	–	–	2 580	–	–	–	2 580	4 644	COR	
Posten 4	Postgatan 3-5	Värnamo	1929	414	810	333	2 480	159	–	4 196	10 746	COR	
Rödspättan 1	Runemovägen 10	Värnamo	1973	–	–	4 705	–	–	–	4 705	5 112	COR	
Rödspättan 4	Runemovägen 4	Värnamo	1980	–	–	2 960	–	–	–	2 960	3 262	COR	
Sandskäddan 4	Margretelundsvägen 7	Värnamo	1982	–	–	2 780	–	–	–	2 780	3 195	COR	
Sjötungan 3	Margretelundsvägen 6	Värnamo	1989	–	–	2 570	–	–	–	2 570	3 849	COR	B
Takläggaren 4	Rörläggarev 8/Silkesv 39	Värnamo	1991	–	–	9 067	–	–	–	9 067	11 470	COR	B
Yxan 4	Fabriksgatan 10, 12	Värnamo	1975	78	–	3 117	–	–	–	3 195	4 016	COR	*
Yxan 6	Fabriksgatan 4	Värnamo	1978/1990	–	–	1 170	–	–	–	1 170	2 275	COR	B
Flahult 21:12	Allavägen 4	Jönköping	1989	–	–	–	1 052	–	–	1 052	2 049	COR	
Flahult 21:3	Momarken 42	Jönköping	1980	–	–	4 147	–	–	–	4 147	8 356	COR	B
Flahult 78:2	Momarken 12	Jönköping	1986/1990	419	–	–	3 248	–	–	3 667	7 758	COR	B
Vargön 4	Vasavägen 5	Jönköping	1989	–	–	–	4 070	–	–	4 070	7 582	COR	
Vattenpasset 2	Ekhagsringen 17	Jönköping	1980	462	–	2 343	1 330	–	–	4 135	9 793	COR	
Vingen 4	Linnegatan 1	Jönköping	1970	–	1 130	–	2 815	–	–	3 945	8 194	COR	B
Österbotten 4	Skeppsbrogatan 6	Jönköping	1930/1991	419	–	72	2 369	–	118	2 978	3 977	COR	
Overlappen 13	Kalkstensgatan 6-8	Jönköping	1977/1995	2 701	–	419	2 196	–	–	5 316	16 183	COR	
Hillerstorp 4:116	Brogatan 19	Gnosjö	1985	–	–	–	5 900	–	–	5 900	7 835	COR	
Marås 1:12	Maråsliden 7	Gnosjö	1960	–	–	–	1 140	–	–	1 140	289	COR	
Töllstorp 1:561	Mobäcksvägen 2	Gnosjö	1946	–	–	–	4 290	–	–	4 290	5 212	COR	
Törestorp 2:51	Kulltorpsvägen 25	Gnosjö	1946	–	–	–	14 310	–	–	14 310	13 768	COR	B
Källemo 1	Källemogatan 12	Vaggeryd	1956/1988	–	–	7 552	–	–	–	7 552	7 749	COR	B
Yggen 1	Krokvägen 1	Vaggeryd	1985/1989	–	–	–	6 291	–	–	6 291	8 215	COR	
Total warehouse/industrial				**9 437**	**3 458**	**72 406**	**77 622**	**159**	**318**	**163 400**	**239 380**		

Note: * = Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


Droskan 12, Jönköping


Visionen 1, Jönköping

Western Småland

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Subsidiary	Note
DEVELOPMENT PROJECTS													
Glasmästaren 1	Arabygatan 80	Växjö	1988	6 596	886	342	–	–	–	7 824	23 800	COR	
Rimfrosten 1	Solängsvägen 4	Växjö	1972	110	4 852	4 149	–	–	–	9 111	23 200	COR	B
Total development projects				**6 706**	**5 738**	**4 491**	**0**	**0**	**0**	**16 935**	**47 000**		


Vättern
E4
47
40
ROSENLUND
RYHOV
JÖNKÖPING
31
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Valutan 11, Jönköping


Hotellet 8, Jönköping

Western Småland

Name of property	Address	Municipality	Build/ Refurb. year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt Subsidiary	Note
UNDEVELOPED LAND													
Bleckslagaren 1	Repslagarevägen 5	Värnamo	–	–	–	–	–	–	–	–	325	COR	B
Golvläggaren 3	Silkesvägen 30	Värnamo	–	–	–	–	–	–	–	–	–	COR	B
Värnamo 13:308	Myntgatan 2	Värnamo	–	–	–	–	–	–	–	–	–	COR	A
Värnamo 14:86	Myntgatan 6	Värnamo	–	–	–	–	–	–	–	–	–	COR	
Värnamo Torp 1:11	Skogsmark	Värnamo	–	–	–	–	–	–	–	–	1 259	COR	
Total undeveloped land				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1 584**		
Total Western Småland				**99 713**	**75 344**	**104 709**	**80 495**	**4 710**	**1 475**	**366 446**	**1 017 069**		

Note: *=Acquired in 2005 T=Ground rent A=Lease B=Unutilized building permission


30
23
25
23
25
Helgasjön
NORREMARK
VÄXJÖ
HELGEVÄRMA
VÄSTRA MARK
CENTRUM
N Bergundasjön
0
2
4 km
Office/Retail
Warehouse/Industrial
Residential
Development projects and land


Snickaren 12, Växjö


TRYGG HANSA
TRYGG HANSA
Odman 15, Växjö

Castellum's Real Estate Portfolio in Western Småland 31-12-2005

	Number of properties	Area thousand sq.m.	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Property costs SEKm	*Property costs SEK/sq.m.*	Net operating income SEKm
Office/retail									
Jönköping	9	88	83	*937*	92.5%	76	22	*252*	54
Värnamo	19	74	58	*790*	93.1%	55	22	*291*	33
Växjö	7	24	21	*880*	93.7%	20	6	*244*	14
Total office/retail	**35**	**186**	**162**	***871***	**92.9%**	**151**	**50**	***266***	**101**
Warehouse/industrial									
Växjö	5	48	28	*597*	93.9%	27	5	*105*	22
Värnamo	12	47	20	*420*	84.8%	17	4	*79*	13
Jönköping	8	29	14	*476*	62.8%	9	3	*105*	6
Rest of Western Småland	6	39	12	*293*	82.4%	9	1	*24*	8
Total warehouse/industrial	**31**	**163**	**74**	***451***	**83.8%**	**62**	**13**	***78***	**49**
Total	**66**	**349**	**236**	***675***	**90.0%**	**213**	**63**	***178***	**150**
Leasing and property administration							13	*37*	−13
Total after leasing and property administration							**76**	***215***	**137**
Development projects	2	17	10	–	–	5	3	–	2
Undeveloped land	5	–	–	–	–	–	–	–	–
Total	**73**	**366**	**246**	**–**	**–**	**218**	**79**	**–**	**139**

Rental value by property type, excl. projects


Office/Retail 69%
Warehouse/ Industrial 31%

Rental value by area, excl. projects


Jönköping 41%
Värnamo 33%
Rest of Western Småland 5%
Växjö 21%

Property related key ratios

	2005	2004	2003	2002	2001	2000
Rental value, SEK/sq.m.	675	659	617	598	551	510
Economic occupancy rate	90.0%	89.8%	91.3%	90.0%	88.0%	89.0%
Property costs, SEK/sq.m.	213	198	193	173	171	155
Net operating income, SEK/sq.m.	395	393	370	365	314	298
Number of properties	73	76	74	71	75	82
Lettable area, thousand sq.m.	366	380	370	347	350	388

Castellum's Real Estate Portfolio, Summary

	Square metre per type of premises							Tax assess-
	Office	Retail	Warehouse	Industrial	Residential	Other	Total	ment value
Greater Gothenburg	345 023	32 138	377 621	86 680	14 718	4 182	860 362	3 141 771
Öresund Region	197 281	57 332	237 434	16 790	25 725	62 703	597 265	2 590 837
Greater Stockholm	208 845	29 736	161 601	32 065	0	9 069	441 316	2 107 304
Mälardalen	125 036	79 612	89 487	79 838	1 131	8 426	383 530	1 091 078
Western Småland	99 713	75 344	104 709	80 495	4 710	1 475	366 446	1 017 069
Total Castellum	**975 898**	**274 162**	**970 852**	**295 868**	**46 284**	**85 855**	**2 648 919**	**9 948 059**

Distribution per region and sq.m.


Greater Gothenburg 32%
Greater Stockholm 17%
Mälardalen 14%
Öresund Region 23%
Western Småland 14%

Distribution per type of premises and sq.m


Office 37%
Industrial 11%
Residential 2%
Retail 10%
Other 3%
Warehouse 37%

Properties sold in 2005

Name of property	Address	Municipality	Build/ Refurb.year	Square metres per type of premises: Office	Retail	Warehouse	Industrial	Residential	Other	Total	Tax assessment value	Mgmt. Sub-sidiary	Note
Greater Gothenburg													
Arendal 4:3	Kårebogatan 8	Gothenburg	1968/1999	–	–	3 467	–	–	–	3 467	6 741	EKL	
Gaslyktan 2	Argongatan 20-22	Mölndal	1989	–	–	–	2 740	–	–	2 740	7 813	HAR	B
Flottören 6	Motorgatan 1	Kungälv	1991	367	–	1 138	–	–	–	1 505	4 209	EKL	B
Heden 25:9	Sten Sturegatan 17	Gothenburg	1910/1987	–	190	–	–	1 634	–	1 824	18 977	EKL	
Inom Vallgraven 1:6	Stora Nygatan 3	Gothenburg	1909/1974	390	–	–	–	782	–	1 172	9 736	EKL	
Kommendantsängen 10:5	Övre Husargatan 27	Gothenburg	1900/1980	–	155	–	–	1 165	–	1 320	11 970	EKL	
Masthugget 8:2	Andra Långgatan 10	Gothenburg	1929	–	201	–	–	834	–	1 035	9 011	EKL	
Masthugget 8:6	Andra Långgatan 4 B	Gothenburg	1929	202	–	–	–	962	–	1 164	10 661	EKL	
Vasastaden 17:2	Vasagatan 23	Gothenburg	1888/1981	320	200	–	–	2 315	–	2 835	25 673	EKL	
Vasastaden 7:15	Viktoriagatan 8	Gothenburg	1878/1983	289	–	–	–	1 045	–	1 334	12 807	EKL	
Kålltorp 109:1	Hjalmar Selandersgatan 3	Gothenburg	1946/1987	–	–	–	–	1 876	–	1 876	15 090	EKL	T
Kålltorp 109:2	Åttekullen 1	Gothenburg	1991	–	–	–	–	1 575	215	1 790	13 842	EKL	
Skållared 3:49 (Part of)	Lysekulevägen	Kungsbacka	–	–	–	–	–	–	–	–	–	EKL	B
Total Greater Gothenburg				**1 568**	**746**	**4 605**	**2 740**	**12 188**	**215**	**22 062**	**146 530**		
ÖRESUND REGION													
Kvartsen 3	Porfyrgatan 10	Lund	1985	–	–	222	–	–	450	672	2 456	BRI	
Ehrensvärd/De la Gardie	Cederströmsgatan 6-8	Helsingborg	1943/1985	–	–	59	–	2 226	–	2 285	13 181	BRI	
Gjuteriet 14	Hjälmhultsgatan 10-12	Helsingborg	1940/1992	–	–	–	–	2 390	–	2 390	15 384	BRI	
Hallen 21	Drottninggatan 96-98	Helsingborg	1956	–	371	–	–	899	–	1 270	5 986	BRI	
Hamilton 1	Ehrensvärdsgatan 6-8	Helsingborg	1939/1996	–	–	–	–	1 551	8	1 559	12 566	BRI	
Kaplanen 9	Kopparmöllegatan 15 A-C	Helsingborg	1944/1988	–	–	–	–	2 331	15	2 346	13 868	BRI	
Parkkvarteret 7	Krabbegatan 14	Helsingborg	1943/1987	–	–	–	–	983	–	983	5 752	BRI	
Total Öresund Region				**0**	**371**	**281**	**0**	**10 380**	**473**	**11 505**	**69 193**		
GREATER STOCKHOLM													
Smista Park (Part of)	Smista Allé	Huddinge	–	–	–	–	–	–	–	–	66 807	BRO	B
Total Greater Stockholm				**0**	**0**	**0**	**0**	**0**	**0**	**0**	**66 807**		
MÄLARDALEN													
Odin 1	Hökartorget/Glasgatan 8 A-B	Köping	1933/1994	–	710	–	–	719	–	1 429	5 030	ASP	
Märsta 23:8	Servogatan 16	Sigtuna	1986	35	–	–	615	–	–	650	2 237	ASP	
Total Mälardalen				**35**	**710**	**0**	**615**	**719**	**0**	**2 079**	**7 267**		
WESTERN SMÅLAND													
Modellen 9	Blädingevägen 40	Alvesta	1962/1987	–	–	–	6 880	–	–	6 880	4 659	COR	
Mattläggaren 1	Silkesvägen 24	Värnamo	1989	–	–	2 700	–	–	–	2 700	8 620	COR	
Marås 1:26,1:12 (Part of)	Maråsliden 7, 10	Gnosjö	1930/1975	–	–	–	8 800	–	–	8 800	4 017	COR	
Gårö 1:4	Skogsmark	Gnosjö	–	–	–	–	–	–	–	–	625	COR	
Hornabo 1:15	Rosendalsgatan 4	Gnosjö	–	–	–	–	–	–	–	–	138	COR	
Total Western Småland				**0**	**0**	**2 700**	**15 680**	**0**	**0**	**18 380**	**18 059**		
Total Castellum				**1 603**	**1 827**	**7 586**	**19 035**	**23 287**	**688**	**54 026**	**307 856**		

Definitions

Counterparty risk/Credit risk
The risk that a counterparty does not complete delivery or payment.

Currency risk
The risk that changes in the exchange rate will effect income and cash flow.

Data per share
In calculating income and cash flow per share the average number of shares has been used, whereas in calculating assets, shareholders' equity and net asset value per share the number of outstanding shares has been used.

Dividend pay out ratio
Dividend as a percentage of income from property management after a 28% tax deduction.

Dividend yield
Proposed dividend as a percentage of the share price at the year end.

Economic occupancy rate
Rental income accounted for during the period as a percentage of rental value for properties owned at the end of the period. Properties acquired/completed during the period have been restated as if they had been owned or completed during the whole year, while properties disposed of have been excluded entirely. Development projects and undeveloped land have been excluded.

Equity/assets ratio
Disclosed equity as a percentage of total assets at the end of the period.

Funding risk
The risk that no funding is available or very unfavourable at a given point in time.

Income from property management
Net income for the period/year after reversal of changes in value and tax.

Interest coverage ratio
Income from property management after reversal of net financial items as a percentage of net financial items.

Interest rate risk
The risk that changes in the market interest rate will effect income and cash flow.

Liquidity risk
The risk of not having access to liquidity or unutilized credit facilities in order to settle payments due.

Net asset value
Reported equity according to the balance sheet.

Net operating income margin
Net operating income as a percentage of rental income.

Number of shares
Registered number of shares - the number of shares registered at a given point in time.
Outstanding number of shares - the number of shares registered with a deduction for the company's own repurchased shares at a given point in time.
Average number of shares - the weighted average number of outstanding shares during a given period.

Operating expenses, maintenance, etc.
This item includes both direct property costs, such as operating expenses, maintenance, ground rent and real estate tax, as well as indirect costs for leasing and property administration.

Operational risk
The risk of incurring losses due to insufficient procedures and/or improper actions.

Property type
The property's primary rental value with regard to the type of premises. Premises for purposes other than the primary use may therefore be found within a property type.

Rental income
Rents debited plus supplements such as reimbursement of heating costs and real estate tax.

Rental value
Rental income plus estimated market rent for vacant premises.

Return on equity
Income after tax as a percentage of average (opening balance + closing balance/2) equity. In the interim accounts the return has been recalculated on an annual basis, disregarding seasonal variations normally occurring in operations and excluding changes in value.

Return on total capital
Operating profits as a percentage of average (opening balance + closing balance/2) total capital. In the interim accounts the return has been recalculated on an annual basis, disregarding seasonal variations normally occurring in operations and excluding change in value properties.

SEK per square metre
Property-related key ratios, expressed in terms of SEK per square metre, are based on properties owned at the end of the period. Properties acquired/completed during the year have been restated as if they had been owned or completed for the whole year, while properties disposed of have been excluded entirely. Development projects and undeveloped land have been excluded. In the interim accounts key ratios have been recalculated on an annual basis, disregarding seasonal variations normally occurring in operations.

Total yield per share
The change in the share price during the year with addition of dividend as a percentage of the share price at the end of previous year.

CASTELLUM

Castellum AB (publ)
(Corporate identity no. 556475-5550)
Box 2269, SE-403 14 Gothenburg, Sweden
Visiting address: Kaserntorget 5
Phone: +46 (0)31-60 74 00. Fax: +46 (0)31-13 17 55
info@castellum.se
www.castellum.se

ASPHOLMEN FASTIGHETER AB

Aspholmen Fastigheter AB
(Corporate identity no. 556121-9089)
Elementvägen 14, SE-702 27 Örebro, Sweden
Phone: +46 (0)19-27 65 00. Fax: +46 (0)19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

BRIGGEN

Fastighets AB Briggen
(Corporate identity no. 556476-7688)
Box 3158, SE-200 22 Malmö, Sweden
Visiting address: Fredriksbergsgatan 1
Phone: +46 (0)40-38 37 20. Fax: +46 (0)40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

BROSTADEN

Fastighets AB Brostaden
(Corporate identity no. 556002-8952)
Box 5013, SE-121 05 Johanneshov, Sweden
Visiting address: Bolidenvägen 14
Phone: +46 (0)8-602 33 00. Fax: +46 (0)8-602 33 30
info@brostaden.se
www.brostaden.se

Corallen

Fastighets AB Corallen
(Corporate identity no. 556226-6527)
Box 148, SE-331 21 Värnamo, Sweden
Visiting address: Lasarettsgatan 3
Phone: +46 (0)370-69 49 00. Fax: +46 (0)370-475 90
info@corallen.se
www.corallen.se

Eklandia Fastighets AB

Eklandia Fastighets AB
(Corporate identity no. 556122-3768)
Box 8725, SE-402 75 Gothenburg, Sweden
Visiting address: Ringögatan 12
Phone: +46 (0)31-744 09 00. Fax: +46 (0)31-744 09 50
info@eklandia.se
www.eklandia.se

Harry Sjögren AB

Harry Sjögren AB
(Corporate identity no. 556051-0561)
Kråketorpsgatan 20, SE-431 53 Mölndal, Sweden
Phone: +46 (0)31-706 65 00. Fax: +46 (0)31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

FINANCIAL REPORTING

Interim Report January–March 2006	April 19, 2006
Half-year Report January–June 2006	July 18, 2006
Interim Report January–September 2006	October 18, 2006
Year-end Report 2006	January 24, 2007

FURTHER INFORMATION

Further information may be obtained from the company's CEO Håkan Hellström, phone +46 (0)31-60 74 00 and on **www.castellum.se**

CASTELLUM END

Photos: Janne Olander and others. Maps: T-kartor Sweden AB. Print: Göteborgstryckeriet. March 2006.